Filed pursuant to Rule 424(b)(5)

Registration No. 333-186823

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common stock, no par value (which may be represented by American Depositary Shares)(2)	2,750,000,000	US$0.3653(3)	US$1,004,575,000(3)	US$137,025
Rights to purchase shares of common stock (including in the form of American Depositary Shares)(2)(4)	2,750,000,000	US$0(4)	US$0(4)	US$0

(1)	Represents the sum of (i) the number of shares of common stock offered in the United States to holders of American Depositary Shares, (ii) the number of shares of common stock offered to stockholders in the United States and (iii) the number of shares of common stock that may be resold into the United States from time to time during the distribution thereof.

(2)	American Depositary Shares issuable on deposit of the shares of common stock registered hereby have been registered under a separate registration statement on Form F-6 (File No. 333-170192) or will be registered under a future registration statement on Form F-6. Each American depositary share represents 50 shares of common stock.

(3)	Estimated solely for the purpose of computing the registration fee pursuant to Rule 457 of the Securities Act of 1933, as amended. Such estimate is based on the subscription price of Ch$173 per share and an exchange rate of Ch$473.60 per US$1.00, the observed exchange rate for February 21, 2013.

(4)	No separate consideration will be received by the registrant for the rights offered hereby.

PROSPECTUS SUPPLEMENT

(To prospectus dated February 25, 2013)

Enersis S.A.

Rights Offering for Shares of Common Stock in the Form of American Depositary Shares or Shares

We are offering to our common stockholders transferable rights to subscribe for 6,473,976,239 new shares of common stock in the Republic of Chile and outside Chile, including shares of common stock represented by American Depositary Shares, or ADSs. Each share held of record as of 11:59 p.m. (Santiago, Chile time) on February 19, 2013 entitles its holder to 0.504 share rights. One share right is required to subscribe for one new share at the subscription price of Ch$173 per new share. We will accept subscriptions for whole new shares only.

This offering is part of a capital increase approved by our shareholders on December 20, 2012. All of the common shares issued in connection with the capital increase are subject to a preemptive rights offering under Chilean law. These common shares have been made available for the offering. See “The Rights Offering”.

The dealer managers listed below will provide marketing and solicitation services in connection with the rights offering, and may also act as placement agents with respect to any shares that are not subscribed for in the rights offering. The dealer managers are not acting as underwriters in connection with the rights offering. The underwriters named in this prospectus supplement may underwrite up to a number of shares in the form of ADSs that are not subscribed for in the rights offering. However, the underwriters are not obligated to purchase any shares or ADSs from us on a firm commitment basis unless we and the underwriters determine to enter into a binding agreement after the expiration of the rights offering. The price per share in such underwritten offering, if any, will be no less than Ch$173 per share. See “Dealer Managers, Placement Agents and Underwriters.”

Citibank, N.A., as our depositary, will make available to our holders of ADSs (each ADS representing 50 shares), transferable rights to subscribe for newly issued shares in the form of ADSs at the rate of 0.504 ADS rights for each ADS held of record at 5:00 p.m. (New York City time) on February 25, 2013. One ADS right is required to subscribe for one new ADS at the U.S. dollar equivalent of the subscription price of Ch$8,650 per new ADS, plus certain fees and expenses as described in this prospectus supplement. We will accept subscriptions for whole new ADSs only. You must pay the subscription price for new ADSs in U.S. dollars at the exchange rate set forth herein under the heading “Prospectus Supplement Summary—Summary of the Rights Offering—Preemptive Rights Offerings—ADS Rights Offering—ADS subscription price.”

The offering of new shares by means of share rights to holders of shares will expire at 11:59 p.m. (Santiago, Chile time) on March 26, 2013. The offering of new ADSs by means of ADS rights to holders of ADSs will expire at 2:15 p.m. (New York City time) on March 21, 2013.

The share rights are transferable and will be listed on the Bolsa de Comercio de Santiago, Bolsa de Valores, or the Santiago Stock Exchange, the Bolsa Electrónica de Chile, Bolsa de Valores, or the Chilean Electronic Stock Exchange, and the Bolsa de Corredores, Bolsa de Valores, or the Valparaíso Stock Exchange. Trading in the share rights on such exchanges is expected to commence on February 25, 2013 and continue until March 25, 2013.

The ADS rights are transferable and will be admitted for trading on the New York Stock Exchange. Trading in the ADS rights on the New York Stock Exchange is expected to commence on February 26, 2013 and continue until March 15, 2013.

Our ADSs are traded on the New York Stock Exchange under the symbol “ENI” and our shares of common stock are traded on the Santiago Stock Exchange, the Chilean Electronic Stock Exchange, the Valparaíso Stock Exchange and the Latin American Securities Exchange of the Madrid Stock Exchange, or the Latibex. On February 22, 2013, the closing prices on the New York Stock Exchange per ADS and on the Santiago Stock Exchange per share were US$19.32 and Ch$182.21, respectively.

Investing in our shares and ADSs involves risks. See “Risk Factors” beginning on page S-22.

	Subscription Price	Proceeds to Company (1)
Per new share of common stock	Ch$173	Ch$173
Per new ADS (2)	US$19.19 (3)	US$18.28
Total offering (2)(4)	US$2,399,891,000	US$2,366,959,000

(1)	Before deducting transaction expenses and commissions payable by the company.
(2)	Based on an observed exchange rate of Ch$473.18 per US$1.00 as reported by the Central Bank of Chile for February 22, 2013.
(3)	Includes allowance for potential fluctuations in the exchange rate between the Chilean peso and the U.S. dollar, ADS issuance fees of the depositary of US$0.10 per new ADS and expenses and certain taxes, including currency conversion expenses and financial transaction taxes in Chile.
(4)	Includes shares subscribed in Chile and ADSs subscribed in the U.S.

For information regarding the offer, contact Innisfree M&A Incorporated, the Information Agent, at 1-888-750-5834.

Neither the United States Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

Our company and our common shares have been registered with the Superintendencia de Valores y Seguros (the Chilean Securities and Insurance Superintendency, or the SVS). The SVS has not approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus or the Spanish language prospectus used in Chile is truthful or complete.

Global Coordinators and Joint Bookrunners

J.P. Morgan	BTG Pactual	BofA Merrill Lynch
Bookrunners
Banchile	BBVA	Credit Suisse
Deutsche Bank Securities	Goldman, Sachs & Co.	HSBC
LarrainVial	Morgan Stanley	Santander
Co-Managers
BNP PARIBAS	Credit Agricole CIB	Mitsubishi UFJ Securities

The date of this prospectus supplement is February 25, 2013.

Enersis Simplified Organizational Structure(1)

As of December 31, 2012

(1)	Only principal operating subsidiaries are presented. The percentages listed for each of our subsidiaries represents Enersis’ economic interest in such subsidiary. See calculation of economic interest in “Presentation of Information”.

Prospectus Supplement

Prospectus

GLOSSARY

Ampla	Ampla Energia e Serviços S.A.	A publicly held Brazilian distribution company operating in Rio de Janeiro, owned by Endesa Brasil, a subsidiary of Enersis.

Cachoeira Dourada	Centrais Elétricas Cachoeira Dourada S.A.	Brazilian generation company owned by Endesa Brasil, a subsidiary of Enersis.

CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A.	Argentine autonomous entity in charge of the operation of the Mercado Eléctrico Mayorista (Wholesale Electricity Market), or MEM. CAMMESA’s stockholders are generation, transmission and distribution companies, large users and the Secretariat of Energy.

CDEC	Centro de Despacho Económico de Carga	Autonomous entity in the two Chilean electricity systems in charge of coordinating the efficient operation and dispatch of generation units to satisfy demand.

Cemsa	Endesa Cemsa S.A.	Energy trading company with operations in Argentina, an associated company of Endesa Chile.

Chilectra	Chilectra S.A.	Chilean electricity distribution company operating in the Santiago metropolitan area, a subsidiary of Enersis.

CIEN	Companhia de Interconexão Energética S.A.	Brazilian transmission company, wholly-owned by Endesa Brasil, a subsidiary of Enersis.

Codensa	Codensa S.A. E.S.P.	Colombian distribution company that operates mainly in Bogotá, and is a subsidiary of Enersis.

Coelce	Companhia Energética do Ceará S.A.	A publicly held Brazilian distribution company operating in the state of Ceará. Coelce is controlled by Endesa Brasil, a subsidiary of Enersis.

COES	Comité de Operación Económica del Sistema	Peruvian entity in charge of coordinating the efficient operation and dispatch of generation units to satisfy demand.

Cono Sur	Cono Sur Participaciones, S.L.	A newly formed subsidiary of Endesa Spain that will hold its interests in certain electricity generation, transmission and holding companies and the shares of which will be contributed to Enersis in the In-Kind Contribution.

CTM	Compañía de Transmisión del Mercosur S.A.	Endesa Brasil’s subsidiary transmission company with operations in Argentina.

Cundinamarca	Empresa de Energía de Cundinamarca S.A.	Colombian electricity distribution company, subsidiary of DECSA.

DCV	DCV Registros S.A.	The Chilean Central Securities Depositary

DECSA	Distribuidora Eléctrica de Cundinamarca S.A.	Colombian holding company, subsidiary of Codensa.

EBITDA		EBITDA is earnings before interest (financial expense), taxes, depreciation and amortization.

Edegel	Edegel S.A.A.	A publicly held Peruvian generation company, subsidiary of Endesa Chile.

Edelnor	Empresa de Distribución Eléctrica de Lima Norte S.A.A.	A publicly held Peruvian distribution company with a concession area in the northern part of Lima, and a subsidiary of Enersis.

Edesur	Empresa Distribuidora Sur S.A.	Argentine distribution company with concession area in the south of the Buenos Aires greater metropolitan area, and a subsidiary of Enersis.

El Chocón	Hidroeléctrica El Chocón S.A.	Endesa Chile’s Argentine generation subsidiary with two hydroelectric plants, El Chocón and Arroyito, both located in the Limay River, Argentina.

Emgesa	Emgesa S.A. E.S.P.	Colombian generation company controlled by Endesa Chile.

Endesa Brasil	Endesa Brasil S.A.	Brazilian holding company, a subsidiary of Enersis.

Endesa Chile	Empresa Nacional de Electricidad S.A.	Our publicly held generation subsidiary with consolidated operations in four countries in South America.

Endesa Costanera	Endesa Costanera S.A.	A publicly held Argentine generation company controlled by Endesa Chile.

Endesa Fortaleza	Central Geradora Termelétrica Fortaleza S.A.	Operates a combined cycle generating plant, located in the state of Ceará. Endesa Fortaleza is wholly-owned by our subsidiary Endesa Brasil.

Endesa Latinoamérica	Endesa Latinoamérica, S.A.U.	A subsidiary of Endesa Spain and our direct controller, formerly known as Endesa Internacional, S.A.U.

Endesa Spain	Endesa, S.A.	A Spanish electricity generation and distribution company with a 60.6% beneficial interest in Enersis.

Enel	Enel S.p.A.	Italian power company, with a 92.1% controlling ownership of Endesa Spain.

Enersis	Enersis S.A.	Our company, a publicly held limited liability stock corporation incorporated under the laws of the Republic of Chile, with subsidiaries engaged primarily in the generation, transmission and distribution of electricity in Chile, Argentina, Brazil, Colombia and Peru.

IFRS	International Financial Reporting Standards	Accounting standards adopted by the Company on January 1, 2009.

Pangue	Empresa Eléctrica Pangue S.A.	Chilean electricity company, owner of the Pangue power station. Pangue was an Endesa Chile subsidiary which was merged into San Isidro in the first half of 2012.

Pehuenche	Empresa Eléctrica Pehuenche S.A.	A publicly held Chilean electricity company, owner of three power stations in the Maule River basin. Pehuenche is an Endesa Chile subsidiary.

Piura	Empresa Eléctrica de Piura S.A.	Peruvian electricity generation company.

San Isidro	Compañía Eléctrica San Isidro S.A.	Chilean electricity company, owner of a thermal power station and of Pangue power station. San Isidro is wholly-owned by Endesa Chile.

SVS	Superintendencia de Valores y Seguros	Chilean authority in charge of supervising public companies, securities and the insurance business.

TESA	Transportadora del Energía de Mercosur S.A.	Endesa Brasil’s transmission company subsidiary with operations in Argentina.

UF	Unidad de Fomento	Chilean inflation-indexed, peso-denominated monetary unit.

XM	Expertos de Mercado S.A. E.S.P.	Colombian company Interconexión Eléctrica S.A.(ISA)´s subsidiary that provides real time system management services in electrical, financial and transportation sectors.

PRESENTATION OF INFORMATION

Financial Information

In this prospectus supplement, unless the context otherwise requires, all references to “Enersis”, the “Company”, “we”, “us” and “our” are to Enersis S.A., a company organized and existing under the laws of Chile, and its consolidated subsidiaries. In this prospectus supplement, unless otherwise specified, references to “U.S. dollars” or “US$”, are to dollars of the United States of America; references to “pesos” or “Ch$” are to Chilean pesos, the legal currency of Chile; references to “Ar$” or “Argentine pesos” are to the legal currency of Argentina; references to “R$” or “reais” are to Brazilian reals, the legal currency of Brazil; references to “soles” are to Peruvian Nuevo Sol, the legal currency of Peru; references to “CPs” or “Colombian pesos” are to the legal currency of Colombia; references to “€” or “Euros” are to the legal currency of the European Union; and references to “UF” are to Unidades de Fomento.

The Unidad de Fomento is a Chilean inflation-indexed, peso-denominated monetary unit. The UF is an inflation-indexed Chilean monetary unit with a value in Chilean pesos that is adjusted daily to reflect changes in the official Consumer Price Index, or “CPI”, of the Instituto Nacional de Estadísticas (the Chilean National Institute of Statistics). The UF is adjusted in monthly cycles. Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportionate amount of the change in the Chilean CPI during the prior calendar month. As of December 31, 2012, one UF was equivalent to Ch$22,840.75. The dollar equivalent of one UF was US$47.59 at December 31, 2012, using the Observed Exchange Rate reported by the Central Bank as of such date of Ch$479.96 per US$1.00.

The consolidated financial statements and, unless otherwise indicated, other financial information concerning Enersis included or incorporated by reference in this prospectus supplement and the accompanying prospectus are presented in pesos. Since January 1, 2009, Enersis has prepared its financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

The subsidiaries are consolidated and all their assets, liabilities, income, expenses and cash flows are included in the consolidated financial statements after making the adjustments and eliminations related to intra-group transactions.

Jointly-controlled entities, which are those that do not have a controlling shareholder but are governed by a joint management agreement, are consolidated by the proportional consolidation method. Enersis recognizes, line by line, its share of the assets, liabilities, income, expenses and cash flow of such entities, subject to accounting eliminations. Due to changes in IFRS as issued by the IASB, starting on January 1, 2013, jointly-controlled entities are no longer consolidated by the proportional consolidation method. Instead, jointly-controlled entities will be recorded in our consolidated financial statements under the equity method.

Investments in associates in which Enersis has significant influence are recorded in our consolidated financial statements under the equity method.

For detailed information regarding subsidiaries, jointly-controlled entities and associates, see Appendix No. 1 and Appendix No. 3 to the unaudited consolidated financial statements for the year ended December 31, 2012, included in the Report on Form 6-K dated February 25, 2013, which is incorporated herein and in the accompanying prospectus by reference.

For the convenience of the reader, this prospectus supplement contains translations of certain peso amounts into U.S. dollars at specified rates. Unless otherwise indicated, the U.S. dollar equivalent for information in pesos is based on the Observed Exchange Rate as of December 31, 2012 (as defined herein under the heading “Exchange Rates; Foreign Investment and Exchange Controls in Chile”). The Federal Reserve Bank of New

York does not report a noon buying rate for pesos. No representation is made that the peso or U.S. dollar amounts shown in this prospectus supplement could have been or could be converted into U.S. dollars or pesos, as the case may be, at such rate or at any other rate.

Technical Terms

References to “GW” and “GWh” are to gigawatts and gigawatt hours, respectively; references to “MW” and “MWh” are to megawatts and megawatt hours, respectively; references to “kW” and “kWh” are to kilowatts and kilowatt hours, respectively; references to “kV” are to kilovolts, and references to “MVA” are to megavolt amperes. Unless otherwise indicated, statistics provided in this prospectus supplement with respect to the installed capacity of electricity generation facilities are expressed in MW. One GW equals 1,000 MW, and one MW equals 1,000 kW.

Statistics relating to aggregate annual electricity production are expressed in GWh and based on a year of 8,760 hours, except for leap years, which are based on 8,784 hours. Statistics relating to installed capacity and production of the electricity industry do not include electricity of self-generators. Statistics relating to our production do not include electricity consumed by us by our own generation units.

Energy losses experienced by generation companies during transmission are calculated by subtracting the number of GWh of energy sold from the number of GWh of energy generated (excluding its own energy consumption and losses on the part of the power plant), within a given period. Losses are expressed as a percentage of total energy generated.

Energy losses during distribution are calculated as the difference between total energy purchased (GWh of physical demand, including own generation) and the energy sold (also measured in GWh), within a given period. Losses are expressed as a percentage of total energy purchased. Losses in distribution arise from illegally tapped energy as well as technical losses.

Calculation of Economic Interest

References are made in this prospectus supplement to the “economic interest” of Enersis in its related companies. In circumstances where we do not directly own an interest in a related company, our economic interest in such ultimate related company is calculated by multiplying the percentage of economic interest in a directly held related company by the percentage of economic interest of any entity in the ownership chain of such related company. For example, if we own 60% of a directly held subsidiary and that subsidiary owns 40% of an associate, our economic interest in such associate would be 60% times 40%, or 24%.

Market and Industry Data

This prospectus supplement contains data related to the economic conditions in the markets in which we operate. Unless otherwise indicated, information in this prospectus supplement concerning economic conditions is based on publicly available information from third-party sources which we believe to be reasonable. Although we have no reason to believe any of this information or these reports are inaccurate in any material respect, we have not independently verified the competitive position, market share and market size or market growth data provided by third parties or by industry or general publications. The economic conditions in the markets in which we operate may deteriorate, and those economies may not grow at the rates projected by market data, or at all. The deterioration of the economic conditions in the markets in which we operate may have a material adverse effect on our business, results of operations, financial condition and the market price of our shares and ADSs.

Non-GAAP Financial Measures

A body of generally accepted accounting principles is commonly referred to as “GAAP.” For this purpose, a non-GAAP financial measure is generally defined by the United States Securities and Exchange Commission, or

the SEC, as one that purports to measure historical or future financial performance, financial position or cash flows but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure. This prospectus supplement discloses our consolidated EBITDA, or EBITDA, which is a non-GAAP financial measure. EBITDA consists of net income plus depreciation and amortization, financial expense and income tax.

EBITDA is not a presentation made in accordance with IFRS or generally accepted accounting principles in the United States. Our management believes that disclosure of EBITDA can provide useful information to financial analysts and the investing public in their evaluation of our operating performance and their comparison of our operating performance to the operating performance of other companies in the same industry and other industries. Because not all companies calculate EBITDA, EBITDA as used herein may not be comparable to EBITDA used by other companies.

See “Prospectus Supplement Summary—Summary Financial and Operating Data” and “Selected Financial and Operating Data” for a reconciliation of EBITDA to our consolidated net income. The non-GAAP financial measures described in this prospectus supplement are not a substitute for the IFRS measures of earnings. EBITDA is a metric derived from our financial statements.

WHERE YOU CAN FIND MORE INFORMATION

We file annual and current reports and other information, including the registration statement of which this prospectus supplement is a part and exhibits to the registration statement, with the SEC. Our SEC filings are available to the public from the SEC’s web site at www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room in Washington, D.C. located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of any document we file at prescribed rates by writing to the Public Reference Section of the SEC at that address. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Information about us, including our SEC filings, is also available on our website at www.enersis.cl. We are an issuer in Chile of securities registered with the SVS. Shares of our common stock are traded on the Santiago Stock Exchange, the Chilean Electronic Stock Exchange, and the Valparaíso Stock Exchange, which we refer to collectively as the “Chilean Stock Exchanges,” under the symbol “ENERSIS.” Accordingly, we are currently required to file quarterly and annual reports and issue hechos esenciales o relevantes (notices of essential or material events) to the SVS, and provide copies of such reports and notices to the Chilean Stock Exchanges. All such reports are in Spanish and available at www.svs.cl and www.enersis.cl. The information contained on and linked from our or the SVS’ website is not incorporated by reference into the prospectus supplement and accompanying prospectus.

INCORPORATION BY REFERENCE

We are “incorporating by reference” in this prospectus supplement specified documents that we file with the SEC, which means:

•	incorporated documents are considered part of this prospectus supplement;

•	we are disclosing important information to you by referring you to those documents; and

•

information contained in documents that we file in the future with the SEC automatically will update and supersede earlier information contained in or incorporated by reference in this prospectus supplement or another prospectus supplement (any information so updated or superseded will not constitute a part of this prospectus supplement, except as so updated or superseded).

We incorporate by reference in this prospectus supplement the documents listed below and any future Annual Reports on Form 20-F and any future Reports on Form 6-K (to the extent designated in the Form 6-K as being filed and incorporated by reference in this prospectus supplement) that we file with the SEC under the

Securities Exchange Act of 1934, as amended, or the Exchange Act, after the date of this prospectus supplement and prior to the termination of the offering under this prospectus supplement:

•	Our Annual Report on Form 20-F for the year ended December 31, 2011 (excluding Items 5, 18 and 19) (the “Original 2011 Form 20-F”);

•	Our amendment to the Original 2011 Form 20-F on Form 20-F/A (including Items 5, 18 and 19) filed on February 25, 2013 (together with the Original 2011 Form 20-F, the “2011 Form 20-F”);

•	Our Report on Form 6-K furnished on November 19, 2012; and

•	Our Report on Form 6-K furnished on February 25, 2013.

Except for the Reports on Form 6-K specifically listed above, we are not incorporating any document or information furnished and not filed in accordance with SEC rules. Upon written or oral request, we will provide you with a copy of any of the incorporated documents without charge (not including exhibits to the documents unless the exhibits are specifically incorporated by reference into the documents). You may submit such a request for this material to Enersis S.A., Santa Rosa 76, 15th Floor, Santiago, Chile, Attention: Investor Relations, (562) 2353-4682 or via e-mail to ir@enersis.cl.

PROSPECTUS SUPPLEMENT SUMMARY

The following summary highlights information contained elsewhere in this prospectus supplement. This summary is not complete and does not contain all of the information you should consider before investing in our securities. You should read the entire prospectus supplement and the accompanying prospectus carefully, including the “Risk Factors” and “Forward-Looking Information” sections and our historical consolidated financial statements and the notes to those financial statements, before making an investment decision.

Our Company

We are a Chilean company engaged through our subsidiaries and jointly-controlled entities in the electricity generation, transmission and distribution businesses in Chile, Brazil, Colombia, Peru and Argentina. Through Endesa Chile, one of our consolidated subsidiaries, we are one of the largest private sector generation companies in South America in terms of installed capacity, with 15,171 MW of installed capacity. We are also one of the largest private sector distribution companies in South America, with more than 14 million customers.

We are part of a group of companies controlled by Enel (ENEL), an Italian utility company. Enel owns 92.1% of Endesa Spain, which owns 60.6% of the share capital of Enersis through Endesa Latinoamérica, a Spanish subsidiary of Endesa Spain (ELE).

Enel is a publicly traded company primarily engaged in the energy sector, with a presence in 40 countries worldwide, and over 97,000 MW of net installed capacity. It provides service to more than 61 million customers through its electricity and gas businesses.

We seek to take advantage of our know-how and market position to become one of the leading private sector utility companies in South America. We continually seek to maximize our return on investments and to reduce operating and financial costs in our subsidiaries, jointly controlled entities and associates over which we have significant influence.

As of and for the year ended December 31, 2012, our consolidated assets were Ch$13,318 billion, our consolidated net income was Ch$894 billion and our EBITDA was Ch$1,964 billion. Our common stock has been registered with the SVS and is listed for trading on the Chilean Stock Exchanges. Additionally, ADSs representing shares of our common stock are registered with the SEC and are listed for trading on the NYSE. As of December 31, 2012, our market capitalization was Ch$5.7 trillion. As of February 22, 2013, our market capitalization was Ch$5.9 trillion.

Enersis S.A. is a publicly held limited liability stock corporation organized under the laws of the Republic of Chile. Our principal executive offices are located at Santa Rosa 76, Santiago, Chile and our general telephone number is (562) 2353-4682.

Capital Increase

On December 20, 2012, our shareholders approved an increase in our authorized capital through the issuance of 16,441,606,297 additional shares of common stock (the “Capital Increase”). If subscribed during the rights offering period, such shares would be issued for Ch$173 per share (Ch$8,650 per ADS) or Ch$2.8 trillion (US$5.9 billion at the Observed Exchange Rate of Ch$473.18 for February 22, 2013) if fully subscribed including the total value of the Endesa Spain In-Kind Contribution. If the shares are not fully subscribed during the rights offering period, Enersis will make a subsequent offering of the unsubscribed shares within 15 days of the end of the rights offering period. The issuance price must be no less than Ch$173 per share if issued in such subsequent offering period. Subject to the condition described below under the heading “Condition Precedent,” Endesa Spain will subscribe for a total of 9,967,630,058 shares, in proportion to its holdings, by means of a contribution of certain assets described below under the heading “In-Kind Contribution.” Minority shareholders may subscribe for up to a total of 6,473,976,239 shares for cash. The total value of the Endesa Spain In-Kind Contribution will be Ch$1.7 trillion, or US$3.6 billion at the Observed Exchange Rate of Ch$473.18 for February 22, 2013. The total cash subscription if the minority shareholders subscribe in full would be Ch$1.1 trillion, or US$2.4 billion using the same exchange rate.

Condition Precedent

The effectiveness of all contracts to subscribe for the shares offered hereby will be conditioned on the subscription by holders of rights (whether minority shareholders who receive the distribution of rights or a subsequent purchaser of rights) during the rights offering or during a subsequent offering that would include third party purchasers of at least 3,169,224,294 shares, which is the amount sufficient to permit Endesa Spain to exercise its rights to subscribe in full and, after such exercise, not own more than 65% of the outstanding capital stock of the Company as provided under our Bylaws (the “Condition Precedent”). If the Condition Precedent is not satisfied by April 10, 2013, the subscription contracts will be deemed not legally binding, and any subscription amounts tendered by any holder of rights or third party purchaser who exercised its subscription rights would be returned in full and the Capital Increase would be cancelled.

To facilitate the Condition Precedent, the following measures will be taken:

•

At the Company’s cost, all subscription contracts and subscription amounts tendered by any holder of rights who exercised subscription rights or by third party purchasers will be deposited in separate escrow accounts, on the day the applicable subscription contract is executed (except as described in the next bullet), until the Condition Precedent is determined satisfied or to have failed, which escrow accounts will not bear interest or other returns;

•

Those holders of rights or third party purchasers who are prohibited by internal policies or by applicable law from pre-paying their subscription amounts into escrow will still be required to deposit their subscription contracts into escrow pending the satisfaction or failure of the Condition Precedent and, should the Condition Precedent be satisfied, will be required to pay their respective subscription amounts to the Company by no later than close of business on the business day following the publication of the satisfaction of the Condition Precedent described below;

•

Endesa Spain or its designee will deposit its subscription contract, as well as all documentation necessary to consummate the In-Kind Contribution as defined below, in an escrow account until it is determined whether or not the Condition Precedent has been satisfied;

•

Ernst & Young has been engaged for purposes of determining whether or not the Condition Precedent has been satisfied. At any time during the initial rights offering or subsequent offering, if any, we may request that Ernst & Young conduct a review to verify satisfaction of the Condition Precedent. If the Condition Precedent is satisfied, the procedures set forth below regarding settlement of subscribed shares shall apply;

•

Following the satisfaction of the Condition Precedent, all subscription contracts deposited in escrow will be deemed effective and the process for the registration of the newly issued shares in the name of the respective shareholders in the Company’s shareholders registry shall commence;

•

If the Condition Precedent is determined not to have been satisfied by April 10, 2013 any subscription contracts and/or other documentation deposited in escrow and any subscription amounts tendered by holders of rights or third party purchasers will be returned to such holders of rights or third party purchasers in accordance with the terms of their respective subscription agreements (but in the case of shareholders, no later than one business day and in the case of ADS holders, as soon as reasonably practicable following the publication of the notice as to whether or not the Condition Precedent has been satisfied), and thereafter the Company shall not be liable for any indemnification obligation or other responsibility with respect to such shareholders or third party purchasers;

•

Within the three business days following the determination as to whether or not the Condition Precedent has been satisfied, the Company will publish a notice of such determination in El Mercurio de Santiago and in a Report on Form 6-K that the Company will file with the SEC;

•

If the Condition Precedent is satisfied, the Company will transmit copies of all subscription contracts to the DCV Registros, S.A., Depósito de Valores (the Chilean Central Securities Depositary , or the “DCV”) to facilitate the registration in the name of the participating shareholders or third party purchasers of the subscription and payment of the shares subscribed for by such holders of rights or third party purchasers and the issuance of such shares to such holders of rights or third party purchasers;

•

If the Condition Precedent is satisfied, the effective date of any holders of rights or third party purchaser’s subscription for new shares will be the day the holder of rights or third party purchaser executed its subscription agreement;

•

If the Condition Precedent is satisfied, the escrow agent in Chile shall make the subscription amounts tendered by all holders of rights (including the custodian of the ADS program on behalf of ADS holders) who exercised their subscription rights available to the Company within one business day following the publication of the notice of satisfaction described above;

•

No holder of rights or third party purchaser whose subscription contract and subscription amounts have been placed into escrow may withdraw such contract or such amounts unless the Condition Precedent has not been satisfied;

•

Whether or not the Condition Precedent is satisfied by the end of the rights offering period, the Company will commence a subsequent offering of any unsubscribed new shares to third party purchasers; and

•

The Condition Precedent will be satisfied if it has been met by 11:59 p.m. (Santiago, Chile time) on the 15th day following the end of the preemptive rights subscription period, and the subscription contracts and subscription amounts tendered by shareholders exercising their subscription rights or by third party purchasers may remain in escrow until the end of such period.

Any unsubscribed shares remaining after the rights offering period and the subsequent offering period will not be further offered or sold.

The In-Kind Contribution

Endesa Spain will make an in-kind contribution (the “In-Kind Contribution”) of all of its interests in Cono Sur Participaciones, S.L. (“Cono Sur”), a wholly owned subsidiary that holds direct and indirect interests in a total of 25 generation, transmission, distribution and energy holding companies (the “Portfolio Companies”) in, Chile, Brazil, Colombia, Peru and Argentina, of which fourteen are operating companies. The Company already consolidates the financial results of eleven of the fourteen operating companies by virtue or majority ownership interest or voting control. The remaining three operating companies included as part of the In-Kind Contribution are not material, as they are holding or service companies.

Pursuant to Chilean law, whenever a shareholder of a company proposes to contribute capital to the company in kind, an independent expert appraiser must objectively determine the value of such in-kind contribution. In accordance with Chilean law, the Company engaged Mr. Eduardo Walker H. to conduct an independent expert appraisal of the value of the Portfolio Companies or an entity that, like Cono Sur, would be a holding company for such entities. Subsequently, the SVS notified the Company and the Board of Directors that it viewed the In-Kind Contribution as a related party transaction under Chilean corporate law, which requires that the Board of Directors appoint at least one independent appraiser to inform the shareholders with respect to the conditions of the transaction, its effects and the potential impact on the Company and to respond to matters that the Board of Directors or the Directors’ Committee (as defined below) expressly ask to be evaluated.

In accordance with Chilean corporate law applicable to related party transactions, the Board of Directors engaged IM Trust Asesorías Financieras S.A. (“IM Trust”) to conduct an appraisal of the value of the In-Kind Contribution. In addition, the Directors’ Committee, an independent committee of the Company’s Board of Directors comprised of Messrs. Rafael Fernández M., Hernán Somerville S. and Leonidas Vial E. (the “Directors’ Committee”), engaged Claro y Asociados Ltda. (“Claro” and, together with Mr. Walker and IM Trust, the “Appraisers”) to conduct an appraisal of the value of the In-Kind Contribution. Pursuant to Chilean law, the expert appraisers’ reports (which are referred to herein as the “Walker Report”, the “IM Trust Report” and the “Claro Report” and, collectively, the “Appraisal Reports”), as well as the In-Kind Contribution itself, were presented to the Company’s shareholders at an extraordinary shareholders’ meeting. The appraisals of the In-Kind Contribution stated in the Appraisal Reports ranged from US$3,621 million to US$4,862 million. The directors provided their individual reports, which stated values ranging from US$3,450 million to US$4,280 million. No assurances can be given, however, that the actual value of the In-Kind Contribution will equal or exceed the amounts provided in the Appraisal Reports.

On December 20, 2012, the Board of Directors presented the In-Kind Contribution for the consideration and approval of shareholders. The vote of two-thirds of the outstanding shares was required to approve the In-Kind Contribution. Shareholders holding 82% of the outstanding shares approved the In-Kind Contribution at a value of US$3,615 million, based on an exchange rate of Ch$477 per U.S. dollar.

Our Competitive Strengths

•

Market Leader: We are one of the largest private sector electricity companies in South America with the resources and experience to take advantage of growth opportunities in the region. Endesa Chile, our subsidiary, has developed and built some of the largest hydroelectric projects in South America. We have added more than 2,406 MW of new generation capacity and connected 2.8 million new customers since 2005.

•

Diversification: Our business is uniquely diversified both geographically across several markets in South America as well as between the electricity generation and distribution business segments, with a minor participation in electricity transmission. For the year ended December 31, 2012, approximately 52.9% of our EBITDA was derived from our generation business and approximately 47.1% of our EBITDA was derived from our distribution business.

•

Balanced Electricity Generation: Our electricity generation segment is balanced between hydroelectric and thermoelectric generation. Of our total consolidated generation in 2012, 60% was from hydroelectric generation and 40% was from thermoelectric generation.

•

Efficient Operations and Attractive Development Projects in High Growth Markets: We mostly operate in high growth markets with well tested and stable regulatory frameworks, such as those prevailing in Chile, Colombia, Brazil and Peru. We also have an attractive portfolio of development projects in these jurisdictions.

•

Experienced Management: Our executive officers and their management teams have extensive experience and expertise in all relevant aspects of the electricity industry, including business development, regulatory reviews and financial management. Our executive officers have an average of 16 years of relevant sector-related experience.

•

Strategic Owners: We have strategic owners with significant experience in the electricity business. We are owned and controlled by Endesa Spain, and ultimately by the Italian electricity and gas utility, Enel. Belonging to the Enel group allows us to tap significant know-how in the electricity sector and also provides us with synergies that lead to a powerful competitive edge.

•

Endesa Spain’s Only Vehicle for Investment in South America: Endesa Spain has publicly stated that it intends to use Enersis as its only platform for investment in South America (except for Enel Green Power S.p.A., a subsidiary of Enel that develops and manages renewable energy resources internationally), making us their sole energy player in the region.

•

Financial Strength: We have a strong financial profile, low leverage, stable cash flow generation, a strong cash liquidity base and excellent access to the international financial markets. Our financial strength provides us a competitive advantage in the realization of our strategic objectives.

•

Proactive Relationship with Energy Regulatory and Environmental Authorities: We participate in a proactive and transparent manner with governmental entities involved in our sector to promote efficient and balanced improvements to the respective legal and regulatory framework. We seek to develop significant environmental impact mitigation initiatives, with a focus on hydroelectricity and, in the case of thermal generation, the use of natural gas. In addition, we rely on significant non-conventional renewable sources.

•

Sector Leadership: Our proactive approach enables us to provide sector leadership on issues of importance to us and to all of our stakeholders, including our customers, shareholders, bondholders, other creditors, employees and citizens in the communities in which we operate, while maintaining the highest standards in environmental and social responsibility.

Our Strategy

•

We intend to continue to carry out prudent and well balanced commercial risk policies in our generation segment in order to mitigate the impact of adverse hydrological conditions and fuel costs for thermal generation. We also intend to continue to evaluate and develop new greenfield generation projects where such projects are economically and environmentally viable.

•

We seek to enhance the operating margins of our distribution segment through technical efficiencies and cost reductions. We also strive for excellence and efficiency in all of our technical and management areas, with the objective of lowering operating costs.

•

We believe that we can better capture benefits for our shareholders by increasing our ownership interest, without significantly changing our current risk profile or expending additional management resources. We believe that these minority interest acquisitions can be readily consummated because we are already familiar with and currently manage these companies and would make the decision making process in the consolidated group more efficient. In addition, we expect that these acquisitions would positively impact our results by decreasing the gap between the consolidated EBITDA and net income contribution from these companies and will make the decision making process within our consolidated organization more efficient.

•

We seek to expand our presence and market leadership in South America making strategic acquisitions in the region. We continually evaluate potential transactions in industries and countries in which we currently have a presence, either directly or through our subsidiaries, and that fit within our long-term business strategy. We are focused on acquisitions in Brazil, Colombia and Peru, where the growth in demand is high. We believe that we can take advantage of our track record in implementing financial and operational restructurings to take advantage of these opportunities.

Summary Financial and Operating Data

The summary financial data set forth below as of and for the year ended December 31, 2012 have been derived from our unaudited consolidated financial statement and as of and for the years ended December 31, 2011 and 2010 have been derived from our audited consolidated financial statements, all of which are incorporated by reference in the accompanying prospectus. Our audited and unaudited consolidated financial statements are prepared in accordance with IFRS as issued by the IASB.

Our financial statements as of and for the year ended December 31, 2012 have been audited in accordance with Chilean generally accepted accounting standards. These financial statements, and the summary financial data set forth below derived from these financial statements, have not been audited in accordance with the standards of the U.S. Public Company Accounting Oversight Board (PCAOB) as required by SEC rules.

Historical results are not necessarily indicative of the results to be expected in the future. You should read the information below in conjunction with our audited consolidated financial statements and related notes, which have been incorporated by reference in the accompanying prospectus, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus supplement.

Amounts are expressed in millions except for ratios, operating data, shares and ADSs (American Depositary Shares) data. For the convenience of the reader, all data presented in U.S. dollars in the following summary, as of and for the year ended December 31, 2012, are translated at the Observed Exchange Rate for such date of Ch$479.96 per US$1.00. No representation is made that the peso or U.S. dollar amounts shown in this prospectus supplement could have been or could be converted into U.S. dollars or pesos, at such rate or at any other rate. For more information concerning historical exchange rates, see “Exchange Rates; Foreign Investment and Exchange Controls in Chile” below.

	For the year ended December 31,
	2012	2012	2011	2010
	US$ Million	Ch$ Million
CONSOLIDATED INCOME STATEMENT DATA
Revenues	13,705	6,577,667	6,534,880	6,563,581
Raw Materials and Consumables Used	(7,745)	(3,717,125)	(3,538,435)	(3,521,646)
Other Operating Expenses (1)	(2,841)	(1,363,577)	(1,430,135)	(1,337,634)
Operating Income from Generation and Transmission	1,669	801,085	994,374	1,050,094
Operating Income from Distribution	1,457	699,247	592,522	691,735
Eliminations and Others (2)	(7)	(3,368)	(20,585)	(37,528)

Operating Income	3,119	1,496,965	1,566,311	1,704,301
Financial Income (Expense), Net	(450)	(216,189)	(236,585)	(270,605)
Total gain (loss) on sale of non-current assets not held for sale	29	14,094	(5,853)	11,711
Other non-operating income	22	10,583	9,504	1,288

Net Income Before Tax	2,720	1,305,453	1,333,377	1,446,695
Income tax	(858)	(411,891)	(460,837)	(346,007)

Net Income	1,862	893,562	872,541	1,100,688
Net income attributable to: Shareholders of Enersis	786	377,351	375,471	486,227
Net income attributable to: Non-controlling interests	1,076	516,211	497,069	614,461
Net Income (loss) from continuing operations per Share (Ch$/US$)	0.024	11.56	11.50	14.89
Net Income (loss) from continuing operations per ADS (Ch$/US$)	1.204	577.85	574.97	744.58
Net income (loss) per Share (Ch$/US$ per share)	0.024	11.56	11.50	14.89
Net income (loss) per ADS (Ch$/US$ per ADS)	1.204	577.85	574.97	744.58
Cash Dividends per Share (Ch$/US$ per share)	0.012	5.75	7.45	4.64
Cash Dividends per ADS (Ch$/US$ per ADS)	0.599	287.49	372.50	232.00
Capital Stock	5,886	2,824,883	2,824,883	2,824,883
Number of shares of common stock (thousands)	—	32,651,166	32,651,166	32,651,166
Number of ADSs (thousands)	—	73,894	82,456	82,320

	As of and for the year ended December 31,
	2012	2012	2011	2010
	US$ Million	Ch$ Million
CONSOLIDATED BALANCE SHEET DATA
Cash and Cash Equivalents	1,786	857,380	1,219,921	961,355
Total Assets	27,748	13,317,834	13,733,871	13,005,845
Other Current Financial Liabilities	1,396	670,182	672,082	665,598
Other Non-Current Financial Liabilities	6,101	2,928,120	3,271,355	3,014,956
Non-Current Liabilities	8,278	3,972,953	4,377,183	4,084,540
Equity Attributable to Shareholders of Enersis	8,113	3,893,799	3,895,729	3,735,545
Equity Attributable to Non-controlling interests	6,396	3,069,970	3,000,425	2,778,483
Shareholders’ Equity	14,509	6,963,769	6,896,153	6,514,027
Capital Stock (3)	6,216	2,983,642	2,983,642	2,983,642
OTHER CONSOLIDATED FINANCIAL DATA
EBITDA (4)	4,093	1,964,496	1,994,863	2,166,317
Capital Expenditures (Capex) (5)	1,496	717,981	686,006	701,341
Depreciation, amortization and impairment losses	1,013	485,960	561,057	557,391

(1)	Other Operating Expenses includes Other Work Performed by the Entity and Capitalized, Employee Benefits Expenses, Depreciation and Amortization Expense, Reversal of Impairment Loss (Impairment Loss) Recognized in the Year’s Profit or Loss and Other Expenses
(2)	Includes consolidation adjustments and other businesses.
(3)	Includes share premium.
(4)	EBITDA is earnings before interest (financial expense), taxes, depreciation and amortization. The following table sets forth a reconciliation of our consolidated EBITDA to our consolidated net income for the periods indicated.

	For the year ended December 31,
	2012	2012	2011	2010
	US$ Million	Ch$ Million

Net Income	1,862	893,562	872,541	1,100,688
Depreciation and amortization expense	923	442,854	424,900	449,017
Financial Expense, Net	450	216,189	236,585	270,605
Income tax	858	411,891	460,837	346,007

EBITDA	4,093	1,964,496	1,994,863	2,166,317

(5)	Capex figures represent actual payments for each year.

The following table sets forth certain of our operational information by business segment for the periods indicated.

	As of and for the year ended December 31,
	2012	2011	2010
GENERATION BUSINESS
Number of generation facilities (1)	56	56	56
Installed capacity (MW)	15,171	14,833	14,833
Energy generated (GWh)	58,694	56,921	56,699
Energy sales (GWh)	66,311	64,840	63,431
DISTRIBUTION BUSINESS
Electricity sold (GWh)	73,104	69,552	67,274
Number of customers (thousands)	14,015	13,654	13,273
Total energy losses (%)	10.6	10.6	11.0

(1)	For details on generation facilities, see “Item 4D. Property, Plants and Equipment” in the 2011 Form 20-F.

Recent Developments

Amendments to Deposit Agreement

In connection with the commencement of the rights offering, the Company is advising existing holders of ADSs that upon the issuance of new shares in connection with the rights offering, existing ADS holders will lose the right of guaranteed access to the foreign exchange markets under the current foreign investment contracts with the Chilean Central Bank and the Deposit Agreement will be amended effective upon the first issuance of shares in connection with the Capital Increase to modify all references to the existing foreign investment contracts to reflect this change. If the capital increase is not completed, no amendment to the deposit agreement will be made and the existing deposit agreement will remain in effect.

Summary of the Rights Offering

This summary highlights certain information contained elsewhere in this prospectus supplement. This summary does not contain all of the information that you should consider before deciding to purchase our securities. We urge you to read the entire prospectus supplement and the accompanying prospectus carefully, including the “Risk Factors” and “Forward-Looking Information” sections, along with our consolidated financial statements and the notes to those financial statements.

The rights offering consists of the ADS rights offering to ADS holders and the share rights offering to shareholders.

Preemptive Rights Offerings

ADS Rights Offering

ADS rights offering	Each ADS held of record at 5:00 p.m. (New York City time) on February 25, 2013 (as reflected in the depositary’s books and records) entitles its holder to 0.504 ADS rights. ADS rights will be represented by transferable rights certificates. We will not distribute any fractional ADS rights. Fractional entitlements to ADS rights will be aggregated and sold by Citibank, N.A., the depositary for our ADSs. One ADS right entitles its holder to subscribe for one new ADS at the U.S. dollar equivalent of the subscription price of Ch$8,650 per new ADS, plus certain fees and expenses as described herein.

We will accept subscriptions for whole, new ADSs. Our depositary, Citibank, N.A., will also act as the ADS rights agent. See “—Share Rights Offering”.

Listing of ADS rights	The ADS rights will be admitted for trading on the New York Stock Exchange.

NYSE trading symbol of ADS rights	ENI RT.

Transferability	ADS rights are transferable. Trading in the ADS rights on the New York Stock Exchange is expected to commence on February 26, 2013 and continue until March 15, 2013.

ADSs ex-rights date	If you purchase ADSs on or after February 27, 2013 you will not receive ADS rights for such ADSs.

ADS subscription period	From February 26, 2013 through 2:15 p.m. (New York City time) to March 21, 2013, referred to as the ADS rights expiration date. You must deliver to the ADS rights agent a properly completed rights certificate and full payment of the ADS subscription price, in each case by 2:15 p.m. (New York City time) on March 21, 2013, or your ADS rights will lapse without compensation and will have no further value. Deposit in the mail will not constitute delivery to the ADS rights agent. The exercise of ADS rights is irrevocable and may not be canceled or modified.

If you hold your ADSs through a bank, broker or other nominee, you will receive your ADS rights through such bank, broker or nominee, and to exercise such ADS rights, you will need to make arrangements with your bank, broker or nominee.

ADS subscription price	Ch$8,650 per new ADS, plus certain fees and expenses as described herein. You must pay to the ADS rights agent US$19.19 per subscribed new ADS, referred to as the ADS deposit amount. This amount is the U.S. dollar equivalent of the ADS subscription price converted to U.S. dollars based on the Observed Exchange Rate on February 22, 2013, plus an allowance of 5% of that amount to cover: exchange rate fluctuations, the depositary issuance fee of US$0.10 per subscribed new ADS and expenses and certain taxes. The ADS rights agent will arrange to convert such U.S. dollars into Chilean pesos and to make payment relating to subscribed new ADSs to us. Holders of ADS rights subscribing for new ADSs will be billed for any shortfall with respect to the amount of their subscription (and must pay such amount within 10 business days following settlement of their subscription) or will receive a refund of any excess, without interest after the ADS rights expiration date.

Unexercised ADS rights	ADS rights that are not exercised by 2:15 p.m. (New York City time) on March 21, 2013 will lapse without compensation. Holders of ADSs who transfer or do not exercise their ADS rights will have their percentage ownership interest in us diluted.

Sale of ADS rights through the ADS rights agent	Holders of ADS rights in certificated form who wish to sell their ADS rights, as well as other holders of ADS rights who wish to sell all or a portion of their ADS rights through the ADS rights agent, must instruct the ADS rights agent to do so before 5:00 p.m. (New York City time) on March 13, 2013. The ADS rights agent will collect the proceeds from all such sales and will distribute the net sales proceeds (after deducting applicable fees of up to US$0.10 per ADS right sold, as well as taxes, if any, and expenses) to the relevant ADS rights holders after the expiration of the ADS subscription period.

New ADSs	The new ADSs issued pursuant to the ADS rights offer will represent shares that rank pari passu with the shares represented by existing ADSs. The new shares, and the new ADSs representing the new shares, will not have guaranteed access to the Formal Exchange Market in Chile and the existing shareholders, and the holders of existing ADSs, will, upon issuance of the new shares cease to have access to the Formal Exchange Market in Chile. See “Risk Factors.” The deposit agreement for the ADSs will, if the new shares are issued, be amended to reflect the loss of access to the Formal Exchange Market.

Delivery of ADSs	New ADSs will be made available to subscribing holders promptly upon receipt by the depositary (or its agents) of the new shares subscribed from us (provided that the subscribing holder has paid any shortfall due with respect to the ADS deposit amount).

Exchange privileges	You may not exchange ADS rights for share rights.

Listing of ADSs	The ADSs will be listed for trading on the New York Stock Exchange.

NYSE trading symbol of ADSs	ENI.

ADS rights agent/depositary	Citibank, N.A.

Obtaining information	Innisfree M&A Incorporated, at 1-888-750-5834 (Stockholders from the US and Canada Call Toll-Free), +1-412-232-3651 (Stockholders from other countries) and 1-212-750-5833 (Banks and Brokers Call Collect).

Share Rights Offering

Rights offering	Holders of our common stock will receive 0.504 transferable share rights for each share of common stock held of record (as reflected on our share register) as of 11:59 p.m. (Santiago, Chile time) on February 19, 2013. One share right is required to subscribe for one new share at the subscription price of Ch$173 per new share.

We will accept subscriptions for whole shares only and will truncate any subscription submitted for fractional shares to the nearest whole number of shares. Holders of share rights must pay the share subscription price for the full amount of shares for which they are subscribing.

Transferability	Any holder of share rights may transfer such rights. Share rights will be eligible to trade on the Chilean Stock Exchanges from February 25, 2013 to March 25, 2013 but will not be eligible to trade on any securities exchange in the United States.

Exchange privileges	You may not exchange share rights for ADS rights.

Subscription period	From February 25, 2013 through 11:59 p.m. (Santiago, Chile time) on March 26, 2013, referred to as the share rights expiration date. You must deliver to the DCV full payment of the share subscription price by 11:59 p.m. (Santiago, Chile time) on March 26, 2013, or your rights will lapse without compensation and will have no further value. Deposit in the mail will not constitute delivery to us. The exercise of share rights is irrevocable and may not be canceled or modified.

New share subscription price	Ch$173 per new share. You must pay the share subscription price in Chilean pesos.

Registration of new shares	We will register new shares issued upon exercise of share rights in our share register as soon as practicable after our receipt of payment with respect to such exercise. Certificates representing the new shares will be issued upon request.

Risk factors	See “Risk Factors” beginning on page S-22 for a discussion of certain factors relating to us, our business and an investment in the ADSs or shares.

Unsubscribed shares	Shares not subscribed in the subscription period may be offered to the public during a period of up to 15 days following the share rights expiration date.

Condition Precedent	The effectiveness of all contracts to subscribe for the shares offered hereby will be conditioned on the subscription by minority shareholders during the preemptive rights offering or during a subsequent offering to third party purchasers of at least 3,169,224,294 shares, which is the amount sufficient to permit Endesa Spain to exercise its rights to subscribe in full and, after such exercise, not own more than 65% of our outstanding capital stock as provided under our Bylaws. At any time during the initial rights offering or subsequent offering, if any, we may request that Ernst & Young conduct a review to verify satisfaction of the Condition Precedent. If the Condition Precedent is satisfied, the procedures described under “Prospectus Supplement Summary—Capital Increase—Condition Precedent” regarding settlement of subscribed shares shall apply. If the Condition Precedent is not satisfied, the subscription contracts will be deemed not legally binding, and any subscription amounts tendered by any shareholder who exercised their subscription rights would be returned in full and the Capital Increase would be cancelled.

Timetable for the Offering of ADS Rights

ADS record date — 5:00 p.m. (New York City time)	February 25, 2013
Trading of ADS rights on the NYSE commences	February 26, 2013
Commencement date of ADS rights offering	February 26, 2013
ADSs trade ex-rights	February 27, 2013
Closing date of trading in ADS rights on the NYSE	March 15, 2013
ADS rights expiration date — 2:15 p.m. (New York City time)	March 21, 2013
Commencement date of public offering if Condition Precedent is not satisfied at the share rights expiration date	On or about March 27, 2013
Public offering expiration date	Not later than April 10, 2013
Notification of satisfaction or failure of Condition Precedent	On or before April 12, 2013
Closing date of public offering and ADS rights offering	April 12, 2013

Timetable for the Offering of Share Rights

Share record date — 11:59 p.m. (Santiago, Chile time)	February 19, 2013
Commencement date of rights offering	February 25, 2013
Trading of share rights on the Chilean Stock Exchanges commences	February 25, 2013
Closing date of trading in share rights on Chilean Stock Exchanges	March 25, 2013
Share rights expiration date — 11:59 p.m. (Santiago, Chile time)	March 26, 2013
Commencement date of public offering if Condition Precedent is not satisfied at the share rights expiration date	On or about March 27, 2013
Public offering expiration date	Not later than April 10, 2013
Notification of satisfaction or failure of Condition Precedent	On or before April 12, 2013
Closing date of public offering and share rights offering	April 12, 2013

Other Matters

Dealer managers, placement agents and underwriters	We have entered into a dealer manager, placement facilitation and underwriting agreement with J.P. Morgan Securities LLC, BTG Pactual US Capital, LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the dealer managers, placement agents and underwriters. The dealer managers will provide marketing and solicitation services in connection with the rights offering, and may also act as placement agents with respect to any shares that are not subscribed for in the rights offering. Subject to the terms and conditions of the dealer manager, placement facilitation and underwriting agreement, we may enter into an underwriting agreement supplement pursuant to which we will agree to sell to the underwriters, and each underwriter will severally agree to purchase, at a price to be determined, up to a number of shares in the form of ADSs that are not subscribed for in the rights offering. The underwriters will not be obligated to purchase any shares or ADSs from us on a firm commitment basis unless we and the underwriters determine to enter into such underwriting agreement supplement. In addition, the investment banking institutions named on the cover of this prospectus supplement are not acting as underwriters in connection with the rights offering. See “Dealer Managers, Placement Agents and Underwriters.”

Lock-up	We, our directors and officers and Endesa have agreed that we will not during the period beginning from the date of the underwriting agreement and continuing to and including the date that is 90 days after our receipt of the subscription amounts for the new shares of common stock, without the prior written consent of the global coordinators, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or dispose of any shares of our common stock or any substantially similar securities, subject to certain exceptions as described under “Dealer Managers, Placement Agents and Underwriters.”

RISK FACTORS

We have set forth risk factors in our 2011 Form 20-F, which is incorporated by reference in the accompanying prospectus. We have also set forth below certain risk factors that relate specifically to the securities offered hereby as well as other updates to certain of the risk factors in our 2011 Form 20-F. We may include further risk factors in subsequent reports on Form 6-K or other filings with the SEC that may be incorporated by reference in the accompanying prospectus. You should carefully consider all these risk factors in addition to the other information presented or incorporated by reference in the prospectus supplement and the accompanying prospectus.

Risks Related to our Business

We may not be able to effect suitable investments, alliances and acquisitions.

On an ongoing basis, we review acquisition prospects that would augment our market coverage or complement our existing businesses. However, we cannot assure you that we will be able to identify and consummate suitable acquisition transactions in the future. The acquisition and integration of independent companies or companies that we do not control is generally a complex, costly and time-consuming process and requires significant efforts and expenditures. If we consummate an acquisition, it could result in the incurrence of substantial debt and assumption of unknown liabilities, the potential loss of key employees from the acquired company, amortization expenses related to tangible assets and the diversion of our management’s attention from other business concerns. In addition, any delays or difficulties encountered in connection with acquisitions and the integration of multiple operations could have a material adverse effect on our business, financial condition or results of operations.

If British Gas fails to make any of the natural gas deliveries it is obliged to make to us, we may incur replacement costs that we may not be able to recoup.

In order to mitigate exposure to variations in fuel prices, certain of our subsidiaries have entered into fuel supply contracts to provide part of the fuel needed to operate their thermal generation facilities. As a part of this initiative, Endesa Chile, through a subsidiary, entered into a Flexible Liquefied Natural Gas (“LNG”) Sale and Purchase Agreement with a subsidiary of British Gas (“BG”) on May 31, 2007, pursuant to which BG is obligated to provide 2.2 million m3 of LNG per day until 2030. Endesa Chile changed its supply arrangements, as permitted under the contract, effective January 1, 2013, which resulted in a significant reduction in the price of LNG that BG is obligated to deliver under the contract because the reference price changed from the Brent index to the Henry Hub index. BG urged Endesa Chile to renegotiate the price and proposed a material increase in the price of LNG post-January 1, 2013, but the contract does not provide for contractual renegotiation under these circumstances. Despite negotiations between Endesa Chile and BG to resolve the issue, the parties were unable to reach an agreement and BG notified Endesa Chile that some shipments of LNG (up to 50% of the contract quantity) in 2013, including the shipment of LNG scheduled for April 1, 2013, would not be delivered.

Most of Endesa Chile´s LNG consumption is covered by the BG contract. If BG fails to deliver LNG, Endesa Chile will incur extra costs in fuel purchases on the spot market in order to comply with its generation facilities’ requirements. Endesa Chile would also be forced to initiate arbitration proceedings under the contract to compel BG to satisfy its indemnification obligations so that Endesa Chile may recover the additional costs incurred in replacing the undelivered LNG shipments by BG.

Risks Related to the Rights Offering

The rights offering is subject to satisfaction of the Condition Precedent.

The rights offering is subject to the Condition Precedent that stockholders and third party purchasers make subscriptions and purchases of at least 3,169,224,294 shares, representing an amount sufficient to permit Endesa Spain to exercise its rights to subscribe in full and, after such exercise, not own more than 65% of the outstanding capital stock of the Company. If the Condition Precedent is not satisfied and the rights offering is not completed, the price of our shares and ADSs may be adversely affected. We cannot assure you that the price of our shares and ADSs would recover from any such decline in value.

In addition, holders of ADS rights who subscribe for new ADSs may be subject to foreign currency exchange risk if the Condition Precedent is not satisfied and the rights offering is not completed. The ADS rights agent will convert the ADS deposit amounts of subscribing ADS rights holders into Chilean pesos before the share rights expiration date and deposit the subscription amount into an escrow account, together with the subscription contracts, to be held until the Condition Precedent is determined satisfied or to have failed. If the Condition Precedent is determined to have failed, the subscription amounts (in Chilean pesos) and subscription contracts will be returned to the ADS rights agent on behalf of the subscribers exercising ADS rights.

If you purchase ADS rights or share rights on the open market and the Condition Precedent is determined to have failed, your rights will be cancelled without consideration and your investment will be lost.

Exchange controls and withholding taxes in Chile may limit repatriation of your investment.

Equity investments in Chile by persons who are not Chilean residents are generally subject to various exchange control regulations that govern the repatriation of investments and earnings. In particular, these securities will be subject to Chapter XIV of the Central Bank of Chile’s Compendium of Foreign Exchange Regulations (Compendio de Normas de Cambios Internacionales, or “Compendium”), or “Chapter XIV”.

Chapter XIV regulates the following kinds of investments: credits, deposits, investments and equity contributions (such as the contributions to be made to the Company pursuant to the Capital Increase).

A Chapter XIV investor may at any time repatriate an investment made in our company upon the sale of our shares and the profits derived therefrom, with no monetary ceiling, subject to the then-effective regulations, which sale must be reported to the Central Bank of Chile.

Except for compliance with tax regulations and certain reporting requirements, currently there are no rules in Chile affecting repatriation rights, except that the remittance of foreign currency must be made through a Formal Exchange Market (Mercado Cambiario Formal) entity. However, the Central Bank of Chile has the authority to change such rules and impose exchange controls.

We cannot assure you that additional Chilean restrictions applicable to the holders of ADSs, the disposition of the shares underlying the ADSs or the repatriation of the proceeds from such disposition or the payment of dividends will not be imposed in the future, nor can we advise as to the duration or impact of such restrictions if imposed. If for any reason, including changes in Chapter XIV or Chilean law, the depositary was not able to convert Chilean pesos to U.S. dollars, investors would receive dividends or other distributions, if any, in Chilean pesos.

Our controlling shareholders may have conflicts of interest relating to our business.

Enel beneficially owns 92.1% of Endesa Spain, which in turn owns 60.6% of Enersis’ share capital. Our controlling shareholders have the power to determine the outcome of most material matters that require shareholders’ votes, such as the election of the majority of our board members and, subject to contractual and legal restrictions, the distribution of dividends. Our controlling shareholders also can exercise influence over our operations and business strategy. Their interests may in some cases differ from those of our other shareholders. Enel and Endesa Spain conduct their business in South America through us as well as through entities in which we do not currently have an equity interest. Although Endesa Spain has committed to make us their sole vehicle in South America (except with respect to Enel Green Power) there may be continuing conflicts of interest between Enersis and Enel Green Power. For further information of our controlling shareholders, please refer to “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders”, in the 2011 Form 20-F, which is incorporated by reference in the accompanying prospectus.

The Appraisal Reports will not be updated to reflect any developments or changes in circumstances occurring after the respective dates of the Appraisal Reports.

The Company, the Board of Directors and the Directors’ Committee retained and received the Appraisal Reports from Mr. Walker, IM Trust and Claro, respectively, as to the economic value of Cono Sur as required by Chilean corporate law. The Walker Report was rendered as of July 25, 2012 and the IM Trust Report and the Claro Report were each rendered as of October 24, 2012. None of the Company, the Board of Directors or the Directors’ Committee has obtained an update of any of the Appraisal Reports. Changes since the respective dates of the Appraisal Reports in the businesses, financial condition, results of operations and prospects of the Portfolio Companies, general market and economic conditions and other factors beyond our control on which the Appraisal Reports were based could alter the value of Cono Sur by the time the In-Kind Contribution will be completed or as of any date other than the respective dates of the Appraisal Reports. Because none of the Company, the Board of Directors or the Directors’ Committee anticipates asking any of Mr. Walker, IM Trust or Claro to update its Appraisal Report, the Appraisal Reports will not address the economic value of Cono Sur at the time the In-Kind Contribution will be completed. For a description of the Appraisal Reports and a summary of the material financial analyses on which they are based, see “The Appraisal Reports”.

Foreign exchange risks may adversely affect our results, and the U.S. dollar value of dividends payable to ADS holders.

Trading of our common stock underlying our ADSs is conducted in pesos. Our depositary will receive cash distributions that we make with respect to the shares underlying the ADSs in pesos. The depositary will convert such pesos to U.S. dollars at the then-prevailing exchange rate to make dividend and other distribution payments in respect of ADSs. If the peso depreciates against the U.S. dollar, the value of the ADSs and any U.S. dollar distributions ADS holders receive will decrease. For further disclosure please refer to “Exchange Rates; Foreign Investment and Exchange Controls in Chile”.

New share issuances will not have guaranteed access to the Formal Exchange Market in Chile and existing shareholders will, upon issuance of new shares, cease to have guaranteed access to the Formal Exchange Market in Chile.

In connection with our initial public offering of ADSs and subsequent capital increases, we entered into foreign investment contracts (the “Foreign Investment Contracts”) with the Chilean Central Bank and the depositary, pursuant to Article 47 of the Central Bank Act and former Chapter XXVI of the Compendium (“Chapter XXVI”), which governed the issuance of ADSs by a Chilean company. Pursuant to the Foreign Investment Contracts, the foreign exchange for payments and distributions with respect to the ADSs may be purchased in either the Formal Exchange Market or the Informal Exchange Market, but such payments must be necessarily remitted through the Formal Exchange Market.

As of April 19, 2001, Chapter XXVI was eliminated and new investments in ADSs or shares by non-residents of Chile are now governed instead by Chapter XIV of the Compendium. This change was made with the purpose of simplifying and facilitating the flow of capital to and from Chile. As a result of the elimination of Chapter XXVI, access to the Formal Exchange Market is no longer assured. Foreign investors who have purchased their shares under a foreign investment contract pursuant to Chapter XXVI currently (but only until this offering is effective) continue to have guaranteed access to the Formal Exchange Market for the purpose of converting pesos to U.S. dollars and repatriating from Chile amounts received with respect to the shares of common stock purchased or deposited shares of common stock withdrawn from deposit on surrender and cancellation of ADSs (including amounts received as cash dividends and proceeds from the sale in Chile of the underlying shares of common stock and any rights with respect thereto).

Effective upon the issuance of new shares in connection with the share rights offering and ADS rights offering, all existing shareholders (and ADS holders) will lose the benefits of the Foreign Investment Contracts, including guaranteed access to the Formal Exchange Market. See “Prospectus Supplement Summary—Recent Developments”.

If you do not participate in this offering you may suffer very significant dilution.

Holders of our common stock or of ADSs who receive our share rights or ADS rights and who do not complete and timely submit a subscription form and deliver their rights to the corresponding ADS rights agent or who do not otherwise sell their rights will be deemed to have forfeited their rights to participate in the rights offering. Such holders of common stock or ADSs that do not participate in the rights offering will have their equity interest in, and voting rights with respect to, us very significantly diluted by the new shares of common stock and new ADSs issued in connection with the rights offering, which would if subscribed in full represent 50.4% of our currently outstanding shares of common stock.

You may experience immediate dilution in the book value of the shares or ADSs you purchase in connection with the Capital Increase.

The size of the Capital Increase is based on the economic value of Cono Sur as estimated by the Appraisal Reports and approved by our shareholders at the Extraordinary Shareholders’ Meeting held on December 20, 2012. If the economic value of Cono Sur is actually less than the value approved by our shareholders, you will experience immediate dilution in the book value of the shares you purchase in connection with the Capital Increase (book value represents the amount of our total assets less our total liabilities, divided by the number of outstanding shares of our common stock). Moreover, if the economic value of Cono Sur is actually less than the value approved by our shareholders, Endesa Spain will have received more shares in exchange for the value of its contribution than our other shareholders.

ADS rights or share rights that are not exercised prior to the end of the ADS subscription period or the share subscription period, as applicable, will expire valueless without any compensation.

The ADS subscription period will begin on February 26, 2013 and expire at 2:15 p.m. (New York City time) on March 21, 2013. The share subscription period will begin on February 25, 2013 and expire at 11:59 p.m. (Santiago, Chile time) on March 26, 2013. Any ADS rights or share rights unexercised at the end of the applicable subscription period will expire valueless without any compensation. In addition, if the rights offering is terminated due to failure to satisfy the Condition Precedent, share rights will be cancelled without compensation.

The trading period for ADS rights is expected to be from February 26, 2013 to March 15, 2013 on the New York Stock Exchange and for share rights is expected to be from February 25, 2013 to March 25, 2013 on the Chilean Stock Exchanges. We cannot assure you that an active trading market in the ADS rights on the New York Stock Exchange, or in the share rights on the Chilean Stock Exchanges, will develop during the applicable rights trading period or that any over-the-counter trading market in the ADS rights or the share rights will develop. Even if an active market develops, the trading prices of the ADS rights and the share rights may be volatile. In addition, ADS holders and shareholders in certain jurisdictions are not allowed to participate in this offering. The rights held by such ineligible holders may be sold by them, which could cause the market prices of the rights to fall.

Future preemptive rights may be unavailable to ADS holders.

Law 18,046 and applicable regulations (the Chilean Companies Act) require that whenever we issue new shares for cash, we are required by law to grant preemptive rights to all holders of our shares (including to the depositary on behalf of holders of ADSs), giving them the right to purchase a sufficient number of shares to maintain their existing ownership percentage. Although we have taken steps to offer shares to U.S. holders of ADSs in connection with a rights offering, we might not offer shares to U.S. holders of ADSs pursuant to preemptive rights granted to our shareholders in connection with any future issuance of shares. We intend to evaluate at the time of any future rights offering the costs and potential liabilities associated with any such offering including with respect to the filing of a registration statement, as well as the indirect benefits to us of enabling U.S. holders of ADSs to exercise preemptive rights and any other factors that we consider appropriate at the time, and then make a decision as to whether to file such registration statement.

To the extent holders of ADSs are unable to exercise preemptive rights issued in the future, the depositary will, in accordance with the terms and conditions set forth in the Deposit Agreement, attempt to sell such holders’ preemptive rights and distribute the resulting net proceeds if a secondary market for such rights exists and a premium can be recognized over the cost of any such sale. If such rights cannot be sold, they will expire and holders of ADSs will not realize any value from the grant of such preemptive rights. In any such case, such holder’s equity interest in our company would be diluted proportionately. See “Description of Share Capital—Preemptive Rights and Increases of Share Capital” and “Description of American Depositary Shares—Distributions on Deposited Securities” in the accompanying prospectus. In connection with the current rights offering, we have filed a registration statement of which this prospectus supplement and accompanying prospectus are a part, in order to enable U.S. holders of ADSs to participate in the rights offering.

You may have fewer and less well-defined shareholders’ rights than with shares of a company in the United States.

Our corporate affairs are governed by our estatutos sociales, or Bylaws, and the laws of Chile. Under such laws, our shareholders may have fewer or less well-defined rights than they might have as shareholders of a corporation incorporated in a U.S. jurisdiction. Holders of ADSs are not entitled to attend shareholders’ meetings, and, if given the right to vote, they may only vote through the depositary.

Under Chilean law, a shareholder is required to be registered in our shareholders’ registry at least five business days before a shareholders’ meeting in order to vote at such meeting. A holder of ADSs will not be able to meet this requirement and accordingly is not entitled to vote at shareholders’ meetings because the shares underlying the ADSs will be registered in the name of the depositary. While a holder of ADSs is entitled to instruct the depositary as to how to vote the shares represented by ADSs in accordance with the procedures provided for in the Deposit Agreement, a holder of ADSs will not be able to vote its shares directly at a shareholders’ meeting or to appoint a proxy to do so. In certain instances, a discretionary proxy may vote our shares underlying the ADSs if a holder of ADSs does not instruct the depositary with respect to voting.

Future sales of shares and our shareholders may adversely affect the price of our shares and ADSs.

Future sales of substantial amounts of our common stock or the perception that such future sales may occur, may depress the price of our shares and our ADSs. We cannot assure you that the price of our shares and our ADSs would recover from any such decline in value.

You will not be able to rescind your subscription in this offering.

Exercises of rights are irrevocable upon submission of a subscription form and the corresponding rights and you may not rescind your subscription. Moreover, the value of our shares and ADSs may decrease significantly from the time the right is exercised until the issuance of the ADSs. We cannot assure you that the subscription price paid will accurately reflect the value of the ADSs delivered.

Lawsuits against us brought outside of the South American countries in which we operate, or complaints against us based on foreign legal concepts may be unsuccessful.

All of our assets are located outside of the United States. All of our directors and all of our officers reside outside of the United States and most of their assets are located outside the United States as well. If any shareholder were to bring a lawsuit against our directors, officers or experts in the United States, it may be difficult for them to effect service of legal process within the United States upon these persons or to enforce against them, in United States or Chilean courts, judgments obtained in United States courts based upon the civil liability provisions of the federal securities laws of the United States. In addition, there is doubt as to whether an action could be brought successfully in Chile on the basis of liability based solely upon the civil liability provisions of the United States federal securities laws.

USE OF PROCEEDS

The net cash proceeds from the offering, assuming exercise in full of the share rights and the ADS rights, are estimated to be US$2.4 billion based on an exercise price of Ch$173 per share. The net cash proceeds from the offering, assuming full exercise of the share rights and the ADS rights sufficient to satisfy the Condition Precedent at the minimum level, are estimated to be US$1.2 billion based on an exercise price of Ch$173 per share. Our management currently intends to use approximately two thirds of the potential proceeds for the acquisition of additional interests in certain companies in which we currently have an economic interest, directly or through our subsidiaries, and approximately one third of the potential proceeds for potential acquisitions of certain electricity generation and distribution businesses in South America. Pending such use, we may apply the proceeds in the short term for general corporate purposes. We do not plan to use funds from this capital increase to repay any of our indebtedness.

Our Board of Directors must approve, in due course, any potential acquisitions, which must be evaluated on an individual basis in accordance with the ordinary powers of the Board of Directors. The realization of potential acquisitions depends not only on us but also third party decisions and external factors (such as market conditions, disposition to sell, regulatory framework challenges and potential competition, among others) that the Company does not control.

PRICE RANGE OF OUR COMMON STOCK AND ADSS

The shares of our common stock currently trade on Chilean, United States and Spanish exchanges. Transactions in Chile take place on three exchanges: the Santiago Stock Exchange, the Electronic Stock Exchange and the Valparaíso Stock Exchange. During 2012, volume traded on the Santiago Stock Exchange amounted to 5,564,254,752 shares. The primary market for our free float is in the United States, as more trading occurs in that market than in Chile.

Shares of our common stock have traded in the United States on the New York Stock Exchange (NYSE) since October 1993 in the form of ADSs under the ticker symbol “ENI”. Each ADS represents 50 shares of common stock. The ADSs are outstanding under the Second Amended and Restated Deposit Agreement dated as of September 30, 2010 among us, Citibank, N.A. as depositary, and all holders and beneficial owners of ADSs issued thereunder (the “Deposit Agreement”). Only persons in whose names ADSs are registered on the books of the depositary are deemed by the depositary to be holders of ADSs.

As of December 31, 2012, 73,893,973 ADSs (equivalent to 3,694,698,650 shares of common stock) were outstanding, representing 11.3% of the total number of outstanding shares of common stock. It is not practicable for us to determine the proportion of ADSs beneficially owned by U.S. beneficial owners. The ADS closing price on the last trading day on the NYSE in 2012 was US$18.22.

The table below shows, for the periods indicated, high and low intraday prices in pesos on the Santiago Stock Exchange and high and low intraday prices of the ADSs in U.S. dollars.

	Santiago Stock Exchange		U.S. Stock Exchanges
	Ch$ per share (1)		US$ per ADS (2)
	High	Low	High	Low
2013
1st Quarter (through February 22, 2013)	189.80	174.01	19.97	18.25

2012	203.50	150.10	20.87	15.50
4th Quarter	176.00	154.00	18.46	16.16
3rd Quarter	195.74	150.10	19.98	15.50
2nd Quarter	201.88	171.50	20.84	17.00
1st Quarter	203.50	171.50	20.87	17.42

2011	221.10	169.00	23.48	15.81
4th Quarter	200.00	169.00	20.32	15.81
3rd Quarter	217.50	170.01	23.48	16.47
2nd Quarter	219.30	192.00	23.31	20.32
1st Quarter	221.10	180.00	23.40	18.87

(1)	Source: Santiago Stock Exchange.
(2)	Source: NYSE NET (includes over-the-counter trading). One ADS represents 50 shares of common stock.

EXCHANGE RATES; FOREIGN INVESTMENT AND EXCHANGE CONTROLS IN CHILE

Exchange Rates

Fluctuations in the exchange rate between the peso and the U.S. dollar will affect the U.S. dollar equivalent of the Chilean peso price of our shares of common stock on the Chilean Stock Exchanges. These exchange rate fluctuations will likely affect the price of our ADSs and the conversion of cash dividends relating to the shares represented by ADSs from Chilean pesos to U.S. dollars. In addition, to the extent that significant financial liabilities of the Company are denominated in foreign currencies, exchange rate fluctuations may have a significant impact on earnings.

In Chile, there are two currency markets, the Formal Exchange Market (Mercado Cambiario Formal) and the Informal Exchange Market (Mercado Cambiario Informal). The Formal Exchange Market is comprised of banks and other entities authorized by the Central Bank of Chile (Banco Central de Chile) (the “Central Bank of Chile”). The Informal Exchange Market is comprised of entities that are not expressly authorized to operate in the Formal Exchange Market, such as certain foreign exchange houses and travel agencies, among others. The Central Bank of Chile is empowered to require that certain purchases and sales of foreign currencies be carried out on the Formal Exchange Market. Both the Formal and Informal Exchange Markets are driven by free market forces. Current regulations require that the Central Bank of Chile be informed of certain transactions and that they be effected through the Formal Exchange Market.

The U.S. dollar observed exchange rate (dólar observado) (the “Observed Exchange Rate”), which is reported by the Central Bank of Chile and published daily in the Official Gazette (Diario Oficial), is the weighted average exchange rate of the previous business day’s transactions in the Formal Exchange Market. Nevertheless, the Central Bank of Chile may intervene by buying or selling foreign currency on the Formal Exchange Market to attempt to maintain the Observed Exchange Rate within a desired range.

The Informal Exchange Market reflects transactions carried out at an informal exchange rate (the “Informal Exchange Rate”). There are no limits imposed on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the Observed Exchange Rate. Foreign currency for payments and distributions with respect to the ADSs may be purchased in either in the Formal or the Informal Exchange Market, but such payments and distributions must be remitted through the Formal Exchange Market.

The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

As of December 31, 2012, the U.S. dollar exchange rate used by us was Ch$479.96 per US$1.00.

The following table sets forth the annual low, high, average and period-end Observed Exchange Rate for U.S. dollars for the periods set forth below, as reported by the Central Bank of Chile:

	Daily Observed Exchange Rate Ch$ per US$ (1)
	Low (2)	High (2)	Average (3)	Period-End (4)
Year ended December 31,
2008	431.22	676.75	530.48	636.45
2009	491.09	643.87	554.22	507.10
2010	468.01	549.17	510.38	468.01
2011	455.91	533.74	483.45	519.20
2012	474.36	481.28	486.59	479.96
Month ended
August 2012	474.72	485.52	N/A	480.25
September 2012	469.65	481.11	N/A	473.77
October 2012	471.54	481.98	N/A	480.59
November 2012	476.20	484.48	N/A	480.39
December 2012	474.36	481.28	N/A	479.96
January 2013	470.67	475.47	N/A	471.44

(1)	Nominal figures.
(2)	Exchange rates are the actual low and high, on a day-by-day basis for each period.
(3)	The average of the exchange rates on the last day of each month during the period.
(4)	Each annual period ends on December 31, and the respective period-end exchange rate is published by the Central Bank of Chile on the first business day following December 31. Each monthly period ends on the last calendar day of such month and the respective period-end exchange rate is published by the Central Bank of Chile on the first business day following the last calendar day of such month.

Calculation of the appreciation or devaluation of the Chilean peso against the U.S. dollar in any given period is made by determining the percent change between the reciprocals of the Chilean peso equivalent of US$1.00 at the end of the preceding period and the end of the period for which the calculation is being made. For example, to calculate the appreciation of the year-end Chilean peso in 2012, one determines the percent change between the reciprocal of Ch$519.2 (the value of one dollar as of December 31, 2011) and the reciprocal of Ch$479.96 (the value of one U.S. dollar as of December 31,2012). In this example, the percentage change between 0.001926 (the reciprocal of 519.20) and 0.002084 (the reciprocal of 479.96) is 8.2%, which represents the 2012 year-end appreciation of the Chilean peso against the 2011 year-end U.S. dollar. A positive percentage change means that the Chilean peso appreciated against the U.S. dollar, while a negative percentage change means that the peso devaluated against the U.S. dollar.

The following table sets forth the period-end rates for U.S. dollars for the years ended December 31, 2008 through December 31, 2012 and through the date indicated in the table below, based on information published by the Central Bank.

Chilean Peso Equivalent of US$1 Year Ended:	Period End	Appreciation (Devaluation) (1)
December 31, 2008	636.45	(21.9)%
December 31, 2009	507.10	25.5%
December 31, 2010	468.01	8.4%
December 31, 2011	519.20	(9.9)%
December 31, 2012	479.96	8.2%

Source: Chilean Central Bank.

(1)	Calculated based on the variation of period-end exchange rates.

Foreign Investment and Exchange Controls in Chile

The Central Bank of Chile is responsible for, among other things, monetary policies and exchange controls in Chile. Currently applicable foreign exchange regulations are set forth in the Compendium approved by the Central Bank of Chile in 2002. Appropriate registration of a foreign investment in Chile currently permits the investor access to the Formal Exchange Market. Foreign investments can be registered with the Foreign Investment Committee under D.L. 600 of 1974 or can be registered with the Central Bank under the Central Bank Act.

In connection with our initial public offering of ADSs and subsequent capital increases, we entered into Foreign Investment Contracts with the Chilean Central Bank and the depositary, pursuant to Article 47 of the Central Bank Act and former Chapter XXVI of the Compendium, which governed the issuance of ADSs by a Chilean company. Pursuant to the Foreign Investment Contracts, the foreign exchange for payments and distributions with respect to the ADSs may be purchased in either the Formal Exchange Market or the Informal Exchange Market, but such payments must be necessarily remitted through the Formal Exchange Market.

As of April 19, 2001, Chapter XXVI was eliminated and new investments in ADSs or shares by non-residents of Chile are now governed instead by Chapter XIV of the Compendium. This change was made with the purpose of simplifying and facilitating the flow of capital to and from Chile. As a result of the elimination of Chapter XXVI, access to the Formal Exchange Market is no longer assured. Foreign investors who have purchased their shares under a foreign investment contract pursuant to Chapter XXVI currently (but only until this offering is effective) continue to have guaranteed access to the Formal Exchange Market for the purpose of converting pesos to U.S. dollars and repatriating from Chile amounts received with respect to the shares of common stock purchased or deposited shares of common stock withdrawn from deposit on surrender and cancellation of ADSs (including amounts received as cash dividends and proceeds from the sale in Chile of the underlying shares of common stock and any rights with respect thereto).

Chapter XIV regulates the following type of investments: credits, deposits, investments and equity contributions (such as the contributions to be made to Enersis pursuant to this offering).

As a result of the foregoing, and once this offering is effective, these securities (and the current common stock of Enersis held by non-Chilean residents or domiciles) will be subject to Chapter XIV of Central Bank of Chile’s Compendium. A Chapter XIV investor may at any time repatriate an investment made in Enersis upon sale of the shares of Enersis and the profits derived therefrom, with no monetary ceiling, subject to the then effective regulations, which must be reported to the Central Bank of Chile.

Except for compliance with tax regulations and some reporting requirements, currently there are no rules in Chile affecting repatriation rights, except that the remittance of foreign currency must be made through a Formal Exchange Market (Mercado Cambiario Formal) (as defined below) entity. However, the Central Bank of Chile has the authority to change such rules and impose exchange controls.

DIVIDENDS AND DIVIDEND POLICY

Dividend Policy

The Board of Directors generally establishes a definitive dividend payable each year, and attributable to the prior year, which cannot be less than the legal minimum of 30% of annual net income before negative goodwill amortization. As agreed at a meeting held on February 29, 2012, the Board of Directors proposed to the ordinary shareholders’ meeting (“OSM”) held on April 26, 2012, the payment of a definitive dividend of Ch$5.7497 per share for fiscal year 2011, equivalent to a payout ratio of 50% (based on annual net income before negative goodwill amortization). The provisional dividend of Ch$1.4656 per share paid in January 2012 was deducted from the definitive dividend paid on May 10, 2012, as agreed by the OSM.

The Board of Directors also approved a dividend policy for fiscal year 2012, according to which a provisional dividend will be paid to stockholders equal to 15% of the net income accumulated through September 30, 2012. The Board of Directors proposed a definitive dividend payout equal to 50% of the annual net income for fiscal year 2012. Actual dividend payments will be subject to net profits obtained in each period, as well as to expectations of future profit levels and other conditions that may exist at the time of such dividend declaration. The proposed dividend policy is subject to the Board of Director’s prerogative to change the amount and timing of the dividend under the circumstances at the time of the payment.

Currently, there are no restrictions on the ability of Enersis or any of its subsidiaries to pay dividends, other than certain legal restriction of limiting the amount of dividend distributions and in the event of specific circumstances under certain credit agreements, such as: Endesa Costanera, El Chocón and Endesa Fortaleza may not pay dividends unless they comply with certain financial covenants. In general terms, companies may not pay dividends in case of default on credit agreements.

Stockholders set dividend policies at each subsidiary and affiliate. There are currently no material currency controls which prohibit Enersis from repatriating the dividend payments from its non-Chilean principal subsidiaries and affiliates.

The Company pays dividends to shareholders with a record date of five business days before the payment date. Holders of ADSs on the applicable record dates will be entitled to participate in all future dividends.

Dividends

The table below sets forth, for each of the years indicated, the per share amounts of dividends distributed by the Company and the amount of dividends distributed per ADS (one ADS represents 50 shares of common stock) in U.S. dollars. See “Exchange Rates; Foreign Investment and Exchange Controls in Chile”.

Year	Nominal Ch$ (1)	US$ per ADSs (2)
2008	4.95	0.39
2009	7.02	0.69
2010	4.64	0.50
2011	7.45	0.72
2012	5.75	0.60

(1)	This chart details dividends paid in a given year, and not the dividends accrued in that year. These dividends may have been accrued in the prior year or the same year in which they were paid. These amounts do not reflect reduction for any applicable Chilean withholding tax.
(2)	The U.S. dollar per ADS amount has been calculated by applying the Observed Exchange Rate as of December 31 of each year, to the Chilean peso amount. One ADS represents 50 shares of common stock.

For a discussion of Chilean withholding taxes and access to the formal currency market in Chile in connection with the payment of dividends and sales of ADSs and the underlying common stock, see “Taxation” and “Exchange Rates; Foreign Investment and Exchange Controls in Chile”.

CAPITALIZATION

The following table sets forth information concerning our cash, short-term debt, long-term debt, non-controlling interest and shareholders’ equity under IFRS at December 31, 2012 and as adjusted to give effect to the In-Kind Contribution and the rights offering, assuming (i) exercise in full of all rights and ADS rights at the exercise price of Ch$173 per share and (ii) exercise of a number of share rights and ADS rights sufficient to satisfy the Condition Precedent at the minimum level at the exercise price of Ch$173 per share and, in each case translated into U.S. dollars at the Observed Exchange Rate for December 31, 2012. We cannot assure, however, that all rights will be exercised.

	As of December 31, 2012
	Actual		As Adjusted (Exercise in Full)		As Adjusted (Condition Precedent Minimum)
	Ch$	US$ (1)	Ch$	US$ (1)	Ch$	US$ (1)
	(in thousands)
Cash	857,380,018	1,786,357	2,011,971,200	4,191,956	1,440,249,114	3,000,769

Short-term debt	670,182,208	1,396,329	717,171,393	1,494,232	717,171,393	1,494,232

Long-term debt	2,928,119,869	6,100,758	2,964,186,583	6,175,903	2,964,186,583	6,175,903

Equity
Issued capital	2,824,882,835	5,885,663	5,669,280,724	11,811,986	5,097,558,638	10,620,799
Share premium	158,759,648	330,777	158,759,648	330,777	158,759,648	330,777
Other reserves	(1,511,122,753)	(3,148,435)	(2,385,145,561)	(4,969,467)	(2,385,145,561)	(4,969,467)
Retained earnings	2,421,278,841	5,044,751	2,421,278,841	5,044,751	2,421,278,841	5,044,751

Equity attributable to shareholders of Enersis:	3,893,798,571	8,112,756	5,864,173,652	12,218,047	5,292,451,566	11,026,860

Non-controlling interest	3,069,970,007	6,396,304	2,264,013,034	4,717,087	2,264,013,034	4,717,087

Equity Total	6,963,768,578	14,509,060	8,128,186,686	16,935,134	7,556,464,600	15,743,947

Total long-term debt and Equity Total	9,891,888,447	20,609,818	11,092,373,269	23,111,037	10,520,651,183	21,919,850

Number of shares of common stock (thousand)	32,651,166	—	49,092,773	—	45,788,021	—

(1)	Pesos have been translated into U.S. dollars for the convenience of the reader at the Observed Exchange Rate of Ch$479.96 per US$1 for December 31, 2012.

THE RIGHTS OFFERING

General Information

On November 8, 2012 Endesa Spain, our controlling shareholder, proposed that, subject to relevant shareholder approvals, the Company undertake a capital increase whereby:

•

In order to facilitate Endesa Spain’s contribution of certain electricity generation and distribution assets in South America in exchange for new shares of the Company, the Company would issue preemptive rights to subscribe for additional shares of common stock up to an amount that would maintain its proportionate interest in the Company;

•

Endesa Spain’s wholly-owned subsidiary, ELA, the controlling shareholder of Enersis, would transfer its preemptive rights to Endesa Spain, which in turn would pay the consideration for the exercise of such preemptive rights by contributing to the Company 100% of the equity interests in a liability-free special purpose Spanish holding company, Cono Sur, that will own a portfolio of equity interests in certain South American electricity generation, transmission and distribution businesses, including interests in existing subsidiaries of the Company and other companies in which the Company does not currently have an interest; and

•

Other shareholders of the Company would have the right to exercise their preemptive rights only for cash. Endesa Spain’s contribution of Cono Sur is conditioned on the subscription by other shareholders in a preemptive rights offering or subsequent offering of a sufficient amount of additional shares of common stock to permit Endesa Spain to exercise its rights to subscribe in full and, after such exercise, not own more than 65% of the outstanding capital stock of the Company.

On December 20, 2012, our shareholders approved an increase in our authorized capital through the issuance of 16,441,606,297 additional shares of common stock. If subscribed during the rights offering period, such shares would be issued for Ch$173 per share (Ch$8,650 per ADS) or Ch$2.8 trillion (US$6.0 billion at the Observed Exchange Rate of Ch$473.18 for February 22, 2013) if fully subscribed including the total value of the Endesa Spain In-Kind Contribution. If the shares are not fully subscribed during the rights offering period, Enersis will make a subsequent offering of the unsubscribed shares within 15 days of the end of the rights offering period. The issuance price must be no less than Ch$173 per share if issued in such subsequent offering period. Subject to the condition described under the heading “Condition Precedent,” Endesa Spain will subscribe for a total of 9,967,630,058 shares, in proportion to its holdings, by means of a contribution of certain assets described below under the heading “The In-Kind Contribution.” Minority shareholders may subscribe for up to a total of 6,473,976,239 shares for cash. The total value of the Endesa Spain In-Kind Contribution will be Ch$1.7 trillion, or US$3.6 billion at the Observed Exchange Rate of Ch$473.18 for February 22, 2013. The total cash subscription if the minority shareholders subscribe in full would be Ch$1.1 trillion, or US$2.4 billion using the same exchange rate.

According to Chilean law, the issuance of common stock triggers preemptive rights of our existing shareholders. Although we are not required under the existing arrangements to extend the preemptive rights to U.S. holders of its common stock and ADSs, we have voluntarily elected to register this rights offering with the SEC, in order to enable U.S. holders to participate in the rights offering. The ADS rights will be transferable and will be admitted for trading on the New York Stock Exchange.

We are offering up to 6,473,976,239 shares of common stock, in the form of common stock or ADSs, in this preemptive rights offering to holders of our common stock and of ADSs representing our common stock.

If you are a holder of ADSs at 5:00 p.m. (New York City time) on February 25, 2013, which is the ADS record date, you will receive transferable ADS rights evidencing the right to subscribe for new ADSs. You will receive 0.504 ADS rights for every ADS held on the ADS rights record date. No fractional ADS rights will be issued. Instead, fractional entitlements to ADS rights will be aggregated and sold by the depositary and net cash proceeds (after deduction of fees, taxes and expenses) will be distributed to the applicable ADS holders as of the ADS record date. One ADS right will entitle you to purchase one new ADS at a subscription price of Ch$8,650 per new ADS (plus applicable fees, taxes and expenses), payable in U.S. dollars. Citibank, N.A., the depositary for the ADSs, will act as ADS rights agent in respect of the ADS rights offered hereby. The ADS rights agent will send to each record holder of ADSs on the ADS record date an ADS subscription form, together with this prospectus supplement, the accompanying prospectus and a letter of instructions for exercising ADS rights.

If you are a holder of common stock on February 19, 2013, which is the common stock record date, you will receive transferable share rights evidencing the right to subscribe for new shares of common stock. You will receive 0.504 share rights for every share of common stock held on the common stock record date. The share rights will be transferable and will be listed for trading on the Santiago Stock Exchange. One share right will entitle you to purchase one new share of common stock at a subscription price of Ch$173 per share of common stock.

Shares not subscribed in the subscription period may be offered to the public during a period of up to 15 days following the share rights expiration date in the manner to be determined by our Board of Directors, at a price not below the price applicable during the subscription period.

Common stockholders and ADS holders generally will be treated alike in the rights offering, except that:

•

The timing of certain actions and periods will differ for holders of ADS rights and for holders of share rights. In particular, the last date for exercise and payment is earlier for holders of ADS rights.

•

Holders of share rights must pay the subscription price in Chilean pesos, whereas holders of ADS rights must pay an estimated ADS subscription price in U.S. dollars under an arrangement with the ADS rights agent. The estimated ADS subscription price includes an allowance for potential fluctuations between the Chilean peso and the U.S. dollar, conversion expenses, the payment of ADS issuance fees of the depositary and financial transaction taxes, if any, in Chile.

The procedures for exercising ADS rights and share rights and information about the purchase and sale of such rights are summarized below.

Offers and Sales in Certain Jurisdictions

Investors should note that the offer, sale, exercise or acceptance of, or the subscription for, any of the securities described in this prospectus supplement to or by persons located or resident in jurisdictions other than Chile and the United States may be restricted or prohibited by the laws of the relevant jurisdiction. No ADS rights will be credited to any account, nor will any new ADSs or certificates evidencing such securities be delivered to investors in any jurisdiction in which it would be illegal to do so, or where doing so would trigger any prospectus, registration, filing or approval requirement or otherwise violate the securities laws of such jurisdictions or be prohibited (including, without limiting the generality of the foregoing, investors in Canada, except in limited circumstances). Enersis reserves absolute discretion in determining whether any holder of ADSs located or resident outside Chile and the United States may participate in this offering.

Each person who exercises, accepts, subscribes for or purchases any of the securities described in this prospectus supplement must do so in accordance with the restrictions set forth in this prospectus supplement.

Offering to ADS Holders

Summary Timetable

The timetable below lists some important dates relating to the ADS rights offering:

ADS record date — date for determining holders of ADSs receiving ADS rights, 5:00 p.m. (New York City time):	February 25, 2013
ADS Subscription form sent to ADS holders:	On or about February 26, 2013
Trading in ADS rights on the NYSE commences:	February 26, 2013
ADSs trade ex-rights:	February 27, 2013
Closing date of trading in ADS rights on the NYSE:	March 15, 2013
ADS rights expiration date — end of period during which ADS rights holders can subscribe for new ADSs, 2:15 p.m. (New York City time):	March 21, 2013

Settlement date — ADS rights agent converts U.S. dollars into Chilean pesos to pay the subscription price for new ADSs subscribed in the rights offering if Condition Precedent is satisfied at the share rights expiration date:

March 28, 2013
Commencement date of public offering if Condition Precedent is not satisfied at the share rights expiration date:	On or about March 27, 2013[1]
Public offering expiration date:	Not later than April 10, 2013
Notification of satisfaction or failure of Condition Precedent:	On or before April 12, 2013
Closing date of public offering and new shares of common stock expected to be delivered:	April 12, 2013
Deposit of new shares of common stock with the custodian for ADR program:	On or about April 12, 2013
New ADSs expected to be delivered as soon as practicable after:	On or about April 15, 2013

[1]

If the Condition Precedent is not satisfied by the share rights expiration date, the Company will commence a public offering of any unsubscribed new shares to third party purchasers. During this subsequent offering period of up to 15 days following the end of the preemptive rights subscription period, subscribing ADS rights holders’ subscriptions and ADS deposit amounts will be held by Banco Santander-Chile in escrow until the Condition Precedent is satisfied. If the Condition Precedent is not satisfied by the 15th day following the end of the preemptive rights subscription period, the subscription contracts will be deemed not legally binding, and any subscription amounts tendered by any shareholder (including by the ADS rights agent on behalf of the subscribing ADS rights holders) who exercised their preemptive subscription rights would be returned in full and the Capital Increase would be cancelled.

The following is a summary of the important provisions of the rights agency agreement between us and Citibank, N.A., as ADS rights agent, pursuant to which you will receive the ADS rights. For a complete description of the ADS rights offering, you should read the rights agency agreement, which has been filed with the SEC.

Rights Offering to Holders of ADSs

If you hold ADSs on the ADS record date, you will receive ADS rights evidencing the right to subscribe for new ADSs. You will receive 0.504 ADS right for every ADS you hold on the ADS record date. One ADS right will entitle you to purchase one new ADS at a subscription price of Ch$8,650 per ADS, payable in U.S. dollars. You will only receive a whole number of ADS rights.

You may subscribe for all or a portion of the ADSs to which the ADS rights you receive entitle you, but you may only subscribe for a whole number of new ADSs. You will not receive any fractional new ADSs. Instead, fractional entitlements to ADS rights will be aggregated and sold by the depositary and net cash proceeds (after deduction of fees, withholding taxes, expenses and sales commissions) will be distributed to the applicable ADS holders as of the ADS record date.

The exercise of your ADS rights is irrevocable and may not be modified or cancelled.

ADS Subscription Form

The ADS subscription form will state the number of ADS rights corresponding to the number of ADSs registered in the name of the holder to whom such ADS subscription form is sent, with 0.504 ADS rights being issued for every ADS held on the ADS record date. The ADS rights agent will mail the ADS subscription form, together with a letter of instructions and this prospectus supplement and the accompanying prospectus on or about February 26, 2013 to all holders of ADSs on the ADS record date.

ADS Record Date

The record date for determining the holders of ADSs entitled to receive ADS rights is February 25, 2013. Only holders of record of ADSs at 5:00 p.m. (New York City time) on the ADS record date will be entitled to receive ADS rights.

ADS Rights Exercise Period

ADS rights may be exercised during the period from February 26, 2013 through 2:15 p.m. (New York City time) on March 21, 2013, which is the ADS rights expiration date. If you do not exercise your ADS rights within the ADS rights exercise period, your ADS rights will expire and you will have no further rights.

ADS Rights Agent

Citibank, N.A., the depositary for the ADSs under our Deposit Agreement, is acting as the ADS rights agent to accept the exercise of the ADS rights for the subscription of the new ADSs offered hereby and to distribute the new ADSs to subscribing holders of ADS rights upon satisfaction of the Condition Precedent.

ADS Deposit Amount

The ADS subscription price is Ch$8,650 per ADS, plus certain fees and expenses. You must pay the ADS subscription price in U.S. dollars.

In order to exercise your ADS rights and to subscribe for any new ADSs, you must pay the ADS deposit amount of US$19.19 per subscribed new ADS, which is the ADS subscription price of Ch$8,650 converted into U.S. dollars at the Observed Exchange Rate of Ch$473.18 per U.S. dollar for February 22, 2013, plus an additional 5%, representing an allowance for potential fluctuations in the exchange rate between the Chilean peso and the U.S. dollar, ADS issuance fees of the depositary of US$0.10 per new ADS and expenses and certain taxes, including currency conversion expenses and financial transaction taxes in Chile.

At any time during the preemptive rights subscription period, the Company may request that Ernst & Young conduct a review to verify satisfaction of the Condition Precedent. If the Condition Precedent is expected to be satisfied prior to the expiration of the preemptive rights subscription period (taking into account all subscriptions and ADS deposit amounts submitted by subscribing ADS rights holders), the ADS right agent will submit all subscriptions and ADS deposit amounts received up to that date to Banco Santander – Chile, who will hold them in escrow and immediately prior to the certification that the Condition Precedent had been satisfied, and will convert the ADS deposit amounts into Chilean pesos as described in the third following paragraph below. Settlement of the share rights in Chile will be in accordance with the procedures described under “Prospectus

Supplement Summary—Capital Increase”. Notwithstanding the settlement, subscribing ADS rights holders will not receive delivery of their new ADSs until settlement of any subsequent subscriptions during the preemptive rights period (i.e., all subscribing ADS rights holders will receive delivery of their new ADSs at the same time, regardless of when the ADS rights are exercised during the preemptive rights period).

The ADS rights agent will continue to accept subscriptions from ADS rights holders until the expiration of the ADS rights subscription period. Prior to the end of the initial rights subscription period, the ADS rights agent will submit all subscriptions and ADS deposit amounts received and, if not previously certified as having been satisfied, immediately prior to the certification that the Condition Precedent has been satisfied, will convert the amounts into Chilean pesos as described in the second following paragraph below. If the ADS rights agent converts the amounts into Chilean pesos at more than one conversion rate, all subscribing ADS rights holders would be charged the weighted average conversion rate for all conversions effected by the ADS rights agent.

If the Condition Precedent is not satisfied by the end of the initial preemptive rights subscription period, the Company will commence a public offering of any unsubscribed new shares to third party purchasers. During this subsequent offering period of up to 15 days following the end of the preemptive rights subscription period, subscribing ADS rights holders’ subscriptions and ADS deposit amounts will be held by Banco Santander-Chile in escrow pending the determination of whether the Condition Precedent is satisfied. If the Condition Precedent is not satisfied by the 15th day following the end of the preemptive rights subscription period, the subscription contracts will be deemed not legally binding, and any subscription amounts tendered by any shareholder (including by the ADS rights agent on behalf of the subscribing ADS rights holders) who exercised their preemptive subscription rights would be returned in full and the Capital Increase would be cancelled.

The ADS rights agent will make the conversion from U.S. dollars into Chilean pesos to pay the subscription price for new ADSs for which your rights entitle you to subscribe in the ADS rights exercise period at any commercially practicable rate. If there is any excess in U.S. dollars as a result of this conversion, after deducting ADS issuance fees, currency conversion expenses and financial transaction taxes, the ADS rights agent will refund the amount of any excess in U.S. dollars promptly to the subscriber without interest.

In connection with each exchange rate conversion and subscription payment in Chile, the ADS rights agent will deduct from each subscribing holder’s ADS deposit amount the amount of ADS issuance fees payable to the depositary in respect of new ADSs being subscribed, currency conversion expenses and the amount of financial transaction taxes payable to the Chilean government. The ADS issuance fees are US$0.10 per new ADS on the ADS Record Date.

If the ADS deposit amount is insufficient to pay the actual ADS subscription price in Chilean pesos plus ADS issuance fees, currency conversion expenses and financial transaction taxes in respect of the number of new ADSs you are subscribing for and are allocated, the ADS rights agent will pay the deficiency on your behalf. You will then have to pay promptly the amount of the difference, including expenses, and will not receive any of the new ADSs you subscribed for until the ADS rights agent receives your payment. If you do not pay the amount of the deficiency advanced by the ADS rights agent within 10 business days from the date of notice, the ADS rights agent may sell enough of your new ADSs to cover the amount of the deficiency. The ADS rights agent would then send you new ADSs and a check in the amount of any excess proceeds from the sale, net of ADS issuance fees, expenses, taxes and sales commissions. If, however, the aggregate amount of excess proceeds from the sale of your new ADSs is less than US$5.00, the ADS rights agent will, after deductions for ADS issuance fees, currency conversion expenses, financial transaction taxes and sales commissions, aggregate it and pay it to us. See “Taxation—Chilean Tax Considerations—Taxation of Shares and ADSs” for more information regarding financial transaction taxes for ADSs.

Procedure for Exercising ADS Rights

The exercise of ADS rights is irrevocable and may not be canceled or modified. You may exercise your ADS rights as follows:

Subscription by DTC Participants. If you hold ADS rights through The Depository Trust Company (DTC), you can exercise your ADS rights by delivering completed subscription instructions for new ADSs through DTC’s PSOP Function on the “agent subscriptions over PTS” procedure and instructing DTC to charge your applicable DTC account for the estimated ADS deposit amount for the new ADSs and to deliver such amount to the ADS rights agent. DTC must receive the subscription instructions and the payment of the ADS deposit amount for the new ADSs by the ADS rights expiration date.

Subscription by Registered Holders of ADS Rights. If you are a registered holder of ADS rights, you can exercise your ADS rights by delivering to the ADS rights agent a properly completed ADS subscription form and paying in full the ADS deposit amount for the subscribed new ADSs. You may make such payment by certified check, bank draft drawn upon a U.S. bank or postal or express money order payable to “Citibank, N.A.”, as ADS rights agent.

The properly completed ADS subscription form and payment should be delivered to:

By mail:	By hand or overnight courier:

Citibank, N.A. Corporate Actions Voluntary Offer P.O. Box 43011 Providence, RI 02940-3011	Citibank, N.A. Corporate Actions Voluntary Offer 250 Royall Street Attn: Suite V Canton, MA 02021

The ADS rights agent must receive the ADS subscription form and payment of the ADS deposit amount on or before the ADS rights expiration date. Deposit in the mail will not constitute delivery to the ADS rights agent. The ADS rights agent has discretion to refuse to accept any improperly completed or unexecuted ADS subscription form.

Subscription by Beneficial Owners. If you are a beneficial owner of ADSs and wish to subscribe for new ADSs but are neither a registered holder of ADSs nor a DTC participant, you should timely contact the securities intermediary through which you hold ADS rights to arrange for their exercise and to arrange for payment of the estimated ADS subscription price in U.S. dollars.

We will determine all questions about the timeliness, validity, form and eligibility of exercising ADS rights. We, in our sole discretion, may waive any defect or irregularity, or permit you to correct a defect or irregularity within the time we determine. The ADS subscription form will not be considered received or accepted until we have waived all irregularities or you have cured them in time. Neither we nor the ADS rights agent have an obligation to notify you of any defect or irregularity in submitting the ADS subscription forms. We and the ADS rights agent will not incur any liability for failing to do so.

You will elect the method of delivering the ADS subscription form and paying the ADS deposit amount to the ADS rights agent, and you will bear any risk associated with it. If you send the ADS subscription form, notices or payments by mail, you should use registered mail, properly insured, with return receipt requested, and allow sufficient time to ensure delivery to the ADS rights agent and clearance of payment before the appropriate time.

Information Agent. For additional information regarding the ADS rights offering and the procedures for exercising ADS rights, contact our information agent, Innisfree M&A Incorporated:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, New York 10022

Call Collect: (412) 232-3651

or

Toll-Free: (888) 750-5834

Unexercised ADS Rights

ADS rights that are not exercised by 2:15 p.m. (New York City time) on March 21, 2013 will expire without compensation. Holders of ADSs who transfer or do not exercise their ADS rights will have their percentage ownership interest in us diluted.

Listing and Transfer of ADS Rights

The ADS rights will be admitted for trading on the New York Stock Exchange under the symbol “ENI RT”. The CUSIP number for the ADS rights is “29274F112”. We expect that trading in the ADS rights on the New York Stock Exchange will commence on February 26, 2013 and continue until March 15, 2013.

Holders who hold their ADS rights through DTC or in a brokerage or custodian account with a participant in DTC may transfer their ADS rights by book-entry transfer through DTC or a DTC participant from and including February 26, 2013 through and including March 15, 2013. Holders who hold ADS rights certificates may only transfer their ADS rights through the ADS rights agent, as described below under “Sales of ADS Rights Through the ADS Rights Agent”.

ADS rights may not be converted into share rights and share rights may not be converted into ADS rights.

If you purchase share rights or ADS rights on the open market and the Condition Precedent is determined to have failed, your rights will be cancelled without consideration and your investment in the rights will be lost.

Sale of ADS Rights Through the ADS Rights Agent

If you hold an ADS rights certificate and would like to sell all or a portion of your ADS rights, you will need to deliver your ADS rights certificate to the ADS rights agent before 5:00 p.m. (New York City time) on March 13, 2013, at one of the addresses listed above under “Procedure for Exercising ADS Rights—Subscription by Registered Holders of ADS Rights”, and indicate on the ADS rights certificate that you wish your ADS rights to be sold. If you hold your ADS rights in a brokerage or custodian account and would like to sell all or a portion of your ADS rights through the ADS rights agent, you will need to timely instruct your broker or custodian to deliver your ADS rights together with sale instructions to the ADS rights agent before 5:00 p.m. (New York City time) on March 13, 2013.

At least once every week during the period when the ADS rights are traded on the New York Stock Exchange, the ADS rights agent will aggregate the ADS rights delivered to it with instructions to sell and will arrange for their sale on the New York Stock Exchange through a broker appointed by the ADS rights agent for such purpose. The ADS rights agent will collect the proceeds from all such sales during the ADS subscription period, and will distribute to the ADS rights holders who have instructed such sales (or their agents) the net sales proceeds (after deducting applicable fees of up to US$0.10 per ADS right sold, as well as taxes and expenses) after the expiration of the ADS subscription period. The net sales proceeds that a holder is entitled to for its ADS rights sold will be calculated on the basis of the number of ADS rights sold and the net weighted average sale price per ADS right for all ADS rights sold by the ADS rights agent on behalf of all holders of ADS rights. Neither the ADS rights agent nor we can guarantee the ability of the ADS rights agent to effectuate such sales or the price at which any ADS rights will be sold.

Termination of Rights Offering

The rights offering is subject to the Condition Precedent that stockholders and third party purchasers make subscriptions and purchases of at least 3,169,224,294 shares, representing an amount sufficient to permit Endesa Spain to exercise its rights to subscribe in full and, after such exercise, not own more than 65% of the outstanding capital stock of the Company. If this condition is not satisfied, we will terminate the rights offering, in which event this offer of ADS rights will become null and void and any ADS subscription payment already tendered will be returned to you in U.S. dollars without interest.

ADS Issuance Fee

Subscribing holders will be charged an ADS issuance fee of US$0.10 per ADS issued, payable to the depositary. The ADS rights agent will deduct the ADS issuance fee from the ADS deposit amount in respect of each subscription at the time it makes the relevant subscription payment in Chile.

Delivery of ADSs

The depositary will issue and deliver new ADSs purchased pursuant to the ADS rights offering as soon as practicable after the receipt of the shares of common stock by the depositary’s custodian in Chile. You will not receive the new ADSs you subscribed for when you exercised your ADS rights until the ADS rights agent has received any deficiency you may owe from payment of the ADS deposit amount. New ADSs will rank equally in all respects with existing ADSs, after giving effect to the loss of guaranteed access to the Chilean formal foreign exchange markets by ADSs.

Offering to Holders of Common Stock

Summary Timetable

The timetable lists some important dates relating to the rights offering:

Publication of notice to shareholders in Chile:	February 18, 2013
Common stock record date — date for determining holders of common stock receiving share rights:	February 19, 2013
Share rights offering commencement date — beginning of period during which share rights holders may subscribe for new common stock:	February 25, 2013
Share rights offering expiration date — end of 30-day period during which share rights holders may subscribe for new shares of common stock, 11:59 p.m. (Santiago time):	March 26, 2013
Commencement date of public offering if Condition Precedent is not satisfied at the share rights expiration date:	On or about March 27, 2013[1]
Public offering expiration date:	Not later than April 10, 2013
Notification of satisfaction or failure of Condition Precedent:	On or about April 12, 2013
Closing date of public offering and new shares of common stock expected to be delivered:	April 12, 2013

[1]

If the Condition Precedent is not satisfied by the share rights expiration date, the Company will commence a public offering of any unsubscribed new shares to third party purchasers. During this subsequent offering period of up to 15 days following the end of the preemptive rights subscription period, subscribing share rights holders’ subscriptions and subscription amounts will be held by Banco Santander-Chile in escrow pending the determination of whether the Condition Precedent is satisfied. If the Condition Precedent is not satisfied by the 15th day following the end of the preemptive rights subscription period, the subscription contracts will be deemed not legally binding, and any subscription amounts tendered by any shareholder who exercised their preemptive subscription rights would be returned in full and the Capital Increase would be cancelled.

Share Rights Offering to Holders of Common Stock

If you hold common stock on the common stock record date, you will receive transferable share rights evidencing the right to subscribe for new shares of common stock. You will receive 0.504 share rights for every share of common stock you hold on the common stock record date. One share right will entitle you to purchase one new share of common stock at a subscription price of Ch$173 per share of common stock. We will not issue any fractional new shares of common stock.

Share Rights

Share rights will be registered in book-entry form at the Chilean clearing system, the DCV, in an account in the shareholder’s or its nominee’s name. If you were a common stockholder of record on the common stock record date, you should receive from the broker or custodian through which you hold your common stock a written confirmation of the issuance of share rights. Share rights will be entered into stockholders’ book-entry accounts on or about February 25, 2013.

Share rights will be transferable and will trade on the Santiago Stock Exchange. Share rights will not be listed on any stock exchange in the United States. If you transfer or sell your rights, you will have no further rights to purchase new common stock in the rights offering with respect to the share rights transferred or sold.

Common Stock Record Date

The record date for the determination of common stockholders entitled to share rights is February 19, 2013. Only common stockholders of record at 11:59 p.m. (Santiago time) on the common stock record date will be entitled to receive share rights.

Share Rights Exercise Period

Share rights may be exercised during the 30-day period from February 25, 2013 through 11:59 p.m. (Santiago time) on March 26, 2013. Following the rights expiration date, the share rights will expire and common stockholders will have no rights.

Common Stock Subscription Price

The subscription price for new shares of common stock purchased upon the exercise of rights is Ch$173 per share of common stock.

Procedure for Exercising Rights

The exercise of share rights is irrevocable and may not be canceled or modified. Common stock held directly in Chile are generally held either through the DCV or through Banco Santander-Chile, as custodians. If you hold your shares through the DCV, as custodian, and you wish to subscribe for common stock in this rights offering, you should ask your broker to subscribe on your behalf. Please consult with your broker regarding the method of payment for the shares for which you wish to subscribe. Your broker may request that you fill out documentation in connection with the subscription.

If you hold shares through Banco Santander-Chile and you wish to subscribe for common stock in this rights offering, you should ask any branch of that bank to provide you with a subscription bulletin to allow you to subscribe for shares. You must complete the subscription bulletin and ask Banco Santander-Chile to submit it to us on your behalf. Please consult with Banco Santander-Chile regarding the method of payment for the shares for which you wish to subscribe.

Any shareholder who is a natural person should be prepared to show to his or her broker or to Banco Santander-Chile, as the case may be, his or her identity card or passport, taxpayer registration card (CPF) and a document proving the residence of the shareholder. Any shareholder that is a legal entity must be prepared to present certified copies of its bylaws or other organization documents, the resolution by which that entity’s executive officers were elected and any other documents requested by its broker or Banco Santander-Chile, as the case may be. In the case of proxies, an original or certified copy of the document that grants powers of representation must be presented.

It is the shareholder’s responsibility to contact a broker or Banco Santander-Chile, as the case may be, sufficiently in advance of the rights expiration date to enable the timely exercise of your rights.

If you do not know whether you hold shares through the DCV or Banco Santander-Chile, you should ask your representative, broker or other nominee.

If you or your custodian fails to exercise your rights by March 26, 2013, your rights will lapse and you will have no further rights.

At ay time during the preemptive rights subscription period, the Company may request that Ernst & Young conduct a review to verify satisfaction of the Condition Precedent. If the Condition Precedent is satisfied, the procedures regarding settlement of subscribed shares set forth under Prospectus Supplement Summary—Capital Increase” shall apply.

You or your custodian may continue to exercise share rights until March 26, 2013.

If you hold the common stock through a custodian in Chile, please consult with your custodian as to the method of instruction and payment if you wish to exercise your rights. You will elect the method of delivering the application for subscription and paying the subscription price, and you will bear any risk associated with it.

If the Condition Precedent is not satisfied by the end of the initial preemptive rights subscription period, the Company will commence a public offering of any unsubscribed new shares to third party purchasers. During this subsequent offering period of up to 15 days following the end of the preemptive rights subscription period, subscribing shareholders’ subscriptions and subscription price will be held by Banco Santander-Chile in escrow pending the determination of whether the Condition Precedent is satisfied. If the Condition Precedent is not satisfied by the 15th day following the end of the preemptive rights subscription period, the subscription contracts will be deemed not legally binding, and any subscription amounts tendered by any shareholder (including by the ADS rights agent on behalf of the subscribing ADS rights holders) who exercised their preemptive subscription rights would be returned in full and the Capital Increase would be cancelled.

We will determine all questions about the timeliness, validity, form and eligibility of exercising the rights. Our determinations will be final and binding. We may decide to waive a defect or irregularity in subscriptions for new common stock, or permit you to correct a defect or irregularity within the time we determine. Instructions will not be considered, received or accepted until we have waived all irregularities or you have cured them in time. Neither we nor the custodian has to notify you of any defect or irregularity in submitting instructions. We and the custodian will not incur any liability for failing to do so.

Purchase and Sale of Rights

You may exercise, sell or transfer your rights to others. You may purchase and sell your rights through Banco Santander-Chile, as custodian, or through brokers.

Termination of Rights Offering

The rights offering is subject to the Condition Precedent that stockholders and third party purchasers make subscriptions and purchases of at least 3,169,224,294 shares, representing an amount sufficient to permit Endesa Spain to exercise its rights to subscribe in full and, after such exercise, not own more than 65% of the outstanding capital stock of the Company. If this condition is not satisfied, we will terminate the rights offering, in which event this offer of share rights will become null and void and any common stock subscription payment already tendered will be returned to you without interest.

Delivery of New Common Stock

We will issue the new common stock following ratification of the capital increase as described below. You should receive delivery of the new common stock you subscribed for through a credit of the new shares of common stock to your securities custody account. You may not sell or trade the new shares of common stock until one business day after the Condition Precedent is declared satisfied, the date on which the new shares of common stock are expected to be listed on the Santiago Stock Exchange. New shares of common stock will rank equally in all respects with existing shares of common stock, after giving effect to the loss of guaranteed access to the Chilean formal foreign exchange markets by existing shares.

Announcement of Number of Shares and ADSs Subscribed in the Offerings

We will publish, in a widely circulated newspaper in Chile, the number of new shares of common stock, including common stock underlying new ADSs, issued to holders of our common stock and to holders of ADSs pursuant to the exercise of their rights in this rights offering. This information will also be available in English on our website.

THE IN-KIND CONTRIBUTION

Endesa Latinoamérica intends to transfer its preemptive rights to Endesa Spain, which in turn would make the In-Kind Contribution as consideration for the exercise of its rights to subscribe for shares of the Company’s common stock. Endesa Spain expects that the In-Kind Contribution will consist of 100% of the equity of Cono Sur, whose only assets will be shares in the companies set forth in the table below under the heading “Direct Portfolio Companies”, several of which in turn own interests in the companies set forth in the table below under the heading “Indirect Portfolio Companies”.

Direct Portfolio Companies
Country	Name	Business
Argentina	Empresa Distribuidora Sur S.A. (Edesur)*	Distribution
Argentina	Endesa Cemsa S.A. (Cemsa)	Commercialization
Argentina	Inversora Dock Sud S.A.	Holding Company
Argentina	Yacylec S.A.	Transmission
Brazil	Ampla Energía e Serviços S.A. (Ampla)*	Distribution
Brazil	Ampla Investimentos e Serviços S.A.*	Holding Company
Brazil	Endesa Brasil S.A.*	Holding Company
Chile	Compañía Eléctrica San Isidro S.A. (San Isidro)*	Generation
Colombia	Codensa S.A. ESP **	Distribution
Colombia	Emgesa S.A ESP**	Generation
Peru	Eléctrica Cabo Blanco S.A.C. (Cabo Blanco)	Holding Company
Peru	Generalima S.A.C.	Holding Company
Peru	Inversiones Distrilima S.A.C. (Distrilima)*	Holding Company

Indirect Portfolio Companies
Country	Name	Business
Argentina	Central Dock Sud S.A.	Generation
Brazil	Centrais Elétricas Cachoeira Dourada S.A. (Cachoeira Dourada)*	Generation
Brazil	Companhia Energética do Ceará S.A. (Coelce)*	Distribution
Brazil	Companhia de Interconexão Energética S.A. (CIEN)*	Transmission
Brazil	Central Geradora Termelétrica Fortaleza S.A. (Fortaleza)*	Generation
Brazil	Investluz S.A. (Investluz)*	Holding Company
Brazil	EN-Brasil Comércio e Serviços S.A. (Prátil)	Holding Company
Chile	Empresa Eléctrica Pangue S.A. (Pangue) ***	Generation
Chile	Transmisora Eléctrica de Quillota Ltda. (Transquillota)	Transmission
Colombia	Distribuidora Eléctrica de Cundinamarca S.A. (DECSA)	Holding Company

Colombia	Empresa de Energía de Cundinamarca S.A. ESP (Cundinamarca)	Distribution
Peru	Empresa de Distribución Eléctrica de Lima Norte S.A.A. (Edelnor)*	Distribution
Peru	Empresa Eléctrica de Piura S.A. (Piura)	Generation

*	Entities currently consolidated in the Company’s financial statements due to majority ownership.
**	Entities currently consolidated in the Company’s financial statements due to voting agreements.
***	Pangue was merged into San Isidro during the first half of 2012.

The following is a brief description of each of the Portfolio Companies:

Argentina

Cemsa. The main activities of Cemsa are the electricity trading, the natural gas trading, and the fuel oil trading.

Cemsa has executed several agreements with Argentine electricity power stations in support to its own supply contracts. Those Argentinean power stations that support Cemsa’s electricity supply contracts are: Endesa Costanera S.A., Central Dock Sud S.A., Centrales Térmicas del Noroeste S.A., and El Chocón.

Dock Sud. Dock Sud owns and operates a generation facility with two plants with a combined capacity of 870 MW. Dock Sud’s power station has four gas turbines and one steam turbine. Two of the gas turbines and the steam turbine comprise a combined cycle power plant.

Edesur. Edesur is Argentina’s second largest electricity distribution company in terms of energy purchases after Edenor S.A., a non-related company. As of December 31, 2012, Edesur has a concession that expires in 75 years. Edesur operates over a concession area of 3,309 Km2 distributing electricity throughout the south-central part of the Buenos Aires metropolitan area. It services Buenos Aires’ main business district and several residential areas to the south of the city. As of December 31, 2012, Edesur distributed electricity to 2.3 million clients. Residential, commercial, industrial and other clients (mostly public and municipal clients) represented 43%, 26%, 8% and 24%, respectively, of Edesur’s total energy sales in 2012, totaling 17,738 GWh.

Inversora Dock Sud. Inversora Dock Sud is a holding company for Endesa Latinoamérica’s investment in Dock Sud.

Yacylec. Yacylec is an Argentine electricity transmission company. As of December 31, 2012, Yacylec has a concession that expires in 76 years. The transmission system Yacylec is comprised of:

•	Three 500 kV transmission lines, 4 Km long each, from the Hidroeléctrica Yacyretá power station up to the Rincón de Santa María transformer station.

•	The 500 kV Rincón de Santa María transformer station, in the province of Corrientes.

•

A 500 kV transmission line (269 Km long), from the Rincón de Santa María transformer station up to the Resistencia transformer station, and an expansion of the Resistencia transformer station, in the province of Chaco.

•	Communications system.

Brazil

Ampla. Ampla is the second largest electricity distribution company in the State of Rio de Janeiro in terms of clients and annual energy sales. Ampla is mainly committed to distributing electricity to 66 municipalities throughout the State of Rio de Janeiro, serving 2.6 million clients over a concession area of 32.615 Km2 with an estimated population of 8 million inhabitants. As of December 2012, residential, commercial, industrial and other clients represented 40%, 20%, 19% and 31%, respectively, of Ampla’s total sales, totaling 10,816 GWh. As of December 31, 2012, Ampla has a concession that expires in 14 years.

Cachoeira Dourada. Located in the State of Goias (240 Km south of Goiana), Cachoeira Dourada has a hydroelectric power plant that uses the flows from the Paranaiba River, with 10 generating units totaling an installed capacity of 665 MW. Cachoeira Dourada started operating in 1997 and as of December 31, 2012, has a concession that expires in 15 years.

CIEN. CIEN is a Brazilian electricity transmission company. Its complex is comprised of two frequency conversion stations, Garabi I and Garabi II, which operate a two-way conversion of frequencies between Brazil (60 Hertz) and Argentina (50 Hertz), as well as their transmission lines. On the Argentinean side, they are operated by two subsidiaries: Compañía de Transmisión del Mercosur S.A. (CTM) and Transportadora de Energía S.A. (TESA), in which CIEN controls 99.99% of their equity. The interconnection system consists of two transmission lines with an extension of 1,000 Km plus the Garabi Conversion Plant. As of December 31, 2012, CIEN- Line 1 has a concession that expires in 8 years and CIEN Line-2 has a concession that expires in 10 years.

Coelce. Coelce is the sole distributor of electricity in the State of Ceará, in northeastern Brazil. As of December 2012, it served over 3.3 million clients within a concession area of 148,825 Km2. During 2011, Coelce’s total sales amounted to 8,970 GWh. As of December 2012, residential, commercial, industrial and other clients represented 34%, 19%, 12% and 36% respectively, of Coelce’s total energy sales. As of December 31, 2012, Coelce has a concession that expires in 15 years.

Endesa Brasil. In 2005, Endesa Brasil was formed as a company to manage all generation, transmission and distribution assets that Endesa Latinoamérica held together with the Company and its subsidiaries, Endesa Chile and Chilectra in Brazil.

Fortaleza. Located in the municipality of Caucaia (50 Km from the capital of the State of Ceará), Fortaleza is a combined cycle power plant of 322 MW that uses natural gas in its operation, with a capacity to generate a third of the electricity needed in Ceará, with a population of 8.2 million inhabitants. As of December 31, 2012, Fortaleza has a concession that expires in 19 years.

Investluz. Investluz is a holding company for Endesa Latinoamérica’s interest in Coelce.

Prátil. Prátil is a holding company with interests in companies that provide a variety of services including construction of electrical networks in condominiums, installation and maintenance of substations and sales of generator groups.

Chile

Pangue. Pangue’s generation facility is located in the region of Biobio, 100 Km east of Los Angeles, Chile. Its installed capacity amounts to 467 MW, and it is a hydroelectric power plant that uses the Biobio River water flows. In 2012, Pangue’s net energy generation amounted to 326 GWh and its energy sales totaled 361 GWh. During the first half of 2012, Pangue was merged into San Isidro.

San Isidro. San Isidro owns and operates a 379 MW combined cycle power plant in Quillota, in the region of Valparaíso. The plant started its commercial operations in 1998. A 220 kV and 9 Km long transmission line was built in order to connect its thermal power plant with the Chilean Central Interconnected System (“SIC”, in its Spanish acronym). This transmission line is managed by Transquillota, which is 50% owned by San Isidro.

Colombia

Codensa. Codensa is an electricity distribution company in Colombia that serves a concession area of 18,217 Km2 in Bogota and 96 other municipalities in the departments of Cundinamarca, Tolima and Boyacá, serving approximately 2.6 million clients. During 2012, Codensa’s annual sales reached 13,364 GWh; of these sales, residential, commercial, industrial and other customers represented 34%, 16%, 7% and 43%, respectively.

Cundinamarca. Cundinamarca is an electricity distribution company operating in the department of Cundinamarca. It serves 125 thousand clients and it sold 392 GWh during the year 2012.

DECSA. DECSA is a holding company for Endesa Latinoamérica’s interest in Cundinamarca.

Emgesa. Emgesa has an installed generating capacity of 2,914 MW, of which 85% corresponds to hydroelectric power plants and the rest to thermal power plants. During 2012 total generation amounted to 13,294 GWh, and total physical sales were 16,304 GWh.

Emgesa is currently constructing a 400 MW hydroelectric power plant, called El Quimbo. It is expected to start operations by December 2014.

Peru

Cabo Blanco. Cabo Blanco is a holding company for Endesa Latinoamérica’s investment in Piura.

Distrilima. Distrilima is a holding company for Endesa Latinoamérica’s investment in Edelnor.

Edelnor. Edelnor is a Peruvian distribution company that operates a 1,517 Km2 concession area. It has the exclusive concession to distribute electricity in the northern part of Lima’s metropolitan area, covering departments such as Huaral, Huaura, Barranca and Oyón, as well as an adjacent province, Callao. At the end of 2012, it distributed electricity to approximately 1.2 million clients. During 2012, Edelnor had total energy sales of 6,863 GWh.

Generalima. Generalima is a holding company for Endesa Latinoamérica’s investment in Piura.

Piura. Piura has 133 MW of generation capacity and is dedicated to the generation of electricity with two thermal plants: Malacas and Malacas 2, located in the province of Talara-Piura, which operate using the area’s own natural gas resources.

Piura is currently working on the construction of a 200 MW open-cycle thermal power plant, called Reserva Fría. It is expected to start operations by March 2013.

For additional information regarding certain of the Portfolio Companies, see structure chart on page S-49 of this prospectus supplement and the information under the heading “C. Organizational Structure” in Item 4 of the 2011 Form 20-F.

The table below sets forth (i) the economic interest of Cono Sur in each of the operating Portfolio Companies, (ii) the Company’s current economic interest in the operating Portfolio Companies, and (iii) the Company’s economic interest in each of the operating Portfolio Companies following completion of the In-Kind Contribution.

The Unaudited Pro Forma Condensed Consolidated Financial Information of the Company, reflects the impact the In-Kind Contribution would have on the Company’s consolidated financial statements. See “Unaudited Pro Forma Condensed Consolidated Financial Information”.

Portfolio Company	Endesa Latinoamérica/ Cono Sur Economic Interest (%) Direct		Endesa Latinoamérica/ Cono Sur Economic Interest (%) Indirect		The Company’s Current Economic Interest (%)	The Company’s Economic Interest Post- Transaction (%)(1)
Argentina
Cemsa	55.0		—		27.0	82.0
Dock Sud	—		40.0	(2)	—	40.0
Edesur	6.2		—		65.4	71.6
Yacylec	22.2		—		—	22.2
Brazil
Ampla Energía	7.7		13.4	(3)	70.2	91.3
Ampla Investimentos	7.7	(4)	13.4	(3)	70.2	91.3
Cachoeira Dourada	—		28.4	(3)	54.1	82.5
CIEN	—		28.5	(3)	54.3	82.8
Coelce	—		15.2	(3)	35.3	50.5
Endesa Brasil	28.5		—		54.3	82.8
Fortaleza	—		28.5	(3)	54.3	82.8
Chile
San Isidro(5)	4.4		—		57.4	61.8
Colombia
Codensa	26.7		—		21.7	48.4
Cundinamarca	—		10.8	(6)	8.8	19.6
Emgesa	21.6		—		16.1	37.7
Peru
Edelnor	—		18.0	(7)	57.5	75.5
Piura	—		96.5	(8)	—	96.5

(1)	Assumes Endesa Spain’s exercise of Endesa Latinoamérica’s rights to subscribe for shares of the Company’s common stock by making the In-Kind Contribution.
(2)	Owned through a 57.1% interest in Inversora Dock Sud.
(3)	Owned through Endesa Brasil
(4)	Ampla Investimentos owns a 20.6% interest in Coelce.
(5)	Includes Pangue which was merged into San Isidro during the first half of 2012.
(6)	Owned through Codensa.
(7)	Owned through a 34.8% interest in Distrilima.
(8)	Owned through an 80.0% interest in Cabo Blanco and a 100% interest in Generalima.

ENEL
92.1%
ENDESA SPAIN
100%
ENDESA LATINOAMÉRICA
60.6%
ENERSIS
Endesa Chile 60.0% (Chile)
Generation
San Isidro 61.8% (Chile)
Celta 60.0% (Chile)
Endesa Eco 60.0% (Chile)
Pehuenche 55.6% (Chile)
Endesa Costanera 41.9% (Argentina)
Dock Sud 40.0% (Argentina)
El Chocón 39.2% (Argentina)
Piura 96.5% (Perú)
Edegel 37.5% (Perú)
Emgesa 16.1% (Colombia)
Commercialization
Cemsa 82.0% (Argentina)
Endesa Brasil 82.8% (Brazil)
Generation
Endesa Fortaleza 82.8% (Brazil)
Cachoeira Dourada 82.5% (Brazil)
Transmission
CIEN 82.8% (Brazil)
Distribution
Ampla 91.3% (Brazil)
Coelce 50.5% (Brazil)
Transmission
Yacylec 22.2% (Argentina)
Distribution
Chilectra 99.1% (Chile)
Edesur 65.4% (Argentina)
Edelnor 75.5% (Perú)
Codensa 48.4% (Colombia)
Cundinamarca 19.6% (Colombia)
Jointly - Controlled
HidroAysén 30.6%
GasAtacama 30.0%
Transquillota 30.0%

Under the Company’s Bylaws, no person may directly or indirectly own more than 65% of the outstanding shares of the Company’s common stock. In addition, the Company’s Bylaws prohibit any shareholder from exercising voting power with respect to more than 65% of the common stock. Endesa Latinoamérica currently holds 60.6% of the outstanding common stock of the Company. If Endesa Spain exercises Endesa Latinoamérica’s subscription rights in full and other shareholders or new investors do not subscribe for a sufficient number of shares of common stock, Endesa Spain’s direct and indirect (through Endesa Latinoamérica) ownership of common stock may exceed the 65% threshold. To avoid exceeding the 65% threshold, the consummation of the Capital Increase will be conditioned on the subscription by other shareholders of the number of shares necessary to permit Endesa Latinoamérica to exercise or transfer to Endesa Spain its subscription rights in full without owning directly or indirectly, after such exercise, more than 65% of the outstanding shares of the Company’s common stock. If this condition is not satisfied, the subscription contracts will be deemed not binding and any subscription amounts tendered by shareholders who exercised their subscription rights would be returned in full and the Capital Increase would be cancelled.

Board Approval of In-Kind Contribution; Proposed Related Agreements

On November 6, 2012, the Board of Directors approved the In-Kind Contribution and stated that the value of the Portfolio Companies fell within a range of US$3,586 million to US$3,974 million, to be definitively determined by shareholders at the Extraordinary Shareholders’ Meeting held on December 20, 2012 (the “Meeting”). The Board of Directors stated that its consideration of the In-Kind Contribution and its valuation of the Portfolio Companies was based on the individual reports presented by each member of the Board of Directors, which reports are summarized elsewhere in this prospectus supplement. See “The Appraisal Reports—The Directors’ Reports”. The Board expressly stated that such approval and valuation was made pursuant to article 14 Bis of the Company’s Bylaws, which, among other things, requires a two-thirds majority vote of the Board of Directors to approve a transaction between the Company and its majority shareholder.

Additionally, on November 6, 2012, the Board of Directors agreed to require, in connection with the In-Kind Contribution, (i) that Endesa Spain provide certain representations and warranties regarding Piura, Yacylec and Dock Sud, given that the Company does not currently have an interest in such entities; (ii) that Endesa Spain covenant that the Company will be the only vehicle of Endesa Spain and Enel, S.p.A, its Italian parent company, in the conventional energy sector in South America, excluding activities currently developed by Enel’s subsidiary Enel Green Power and those that Enel Green Power develops in renewable energies; (iii) that Endesa Spain indemnify the Company with respect to any tax consequences arising from the structure of the transactions contemplated by the In-Kind Contribution; and (iv) that Endesa Spain agrees not to propose or promote a special dividend to shareholders as a result of the Capital Increase.

On December 20, 2012, our shareholders approved an increase in our authorized capital through the issuance of 16,441,606,297 additional shares of common stock. If subscribed during the rights offering period, such shares would be issued for Ch$173 per share (Ch$8,650 per ADS) or Ch$2.8 trillion (US$6.0 billion at the Observed Exchange Rate of Ch$473.18 for February 22, 2013) if fully subscribed including the total value of the Endesa Spain In-Kind Contribution. If the shares are not fully subscribed during the rights offering period, Enersis will make a subsequent offering of the unsubscribed shares within 15 days of the end of the rights offering period. The issuance price must be no less than Ch$173 per share if issued during such subsequent offering period. Subject to the condition described below under the heading “Condition Precedent,” Endesa Spain will subscribe for a total of 9,967,630,058 shares, in proportion to its holdings, by means of a contribution of certain assets described below under the heading “In-Kind Contribution.” Minority shareholders may subscribe for up to a total of 6,473,976,239 shares for cash. The total value of the Endesa Spain In-Kind Contribution will be Ch$1.7 trillion, or US$3.6 billion at the Observed Exchange Rate of Ch$473.18 for February 22, 2013. The total cash subscription if the minority shareholders subscribe in full would be Ch$1.1 trillion, or US$2.4 billion using the same exchange rate.

Endesa Spain’s Commitments Regarding the In-Kind Contribution

In a letter dated November 8, 2012 to Mr. Pablo Yrarrázaval, the Chairman of the Company’s Board of Directors (the “November 8 Letter”) Endesa Spain expressed certain commitments it would make to the Company’s shareholders to allay concerns expressed by certain shareholders relating to Endesa Spain’s proposed use of the In-Kind Contribution as consideration for its potential exercise of its Share Rights. Subsequently, at the Meeting, Endesa Spain elaborated on and formally affirmed such commitments, on its own behalf and on behalf of Enel. Such commitments, and certain additional commitments made and statements made by Endesa Spain at the Meeting, are described in further detail below.

Sole Investment Vehicle. At the Meeting, Endesa Spain affirmed its commitment that, following the Capital Increase and Endesa Spain’s use of the In-Kind Contribution as consideration for its potential exercise of its share rights, the Company would remain the sole investment vehicle of Endesa Spain and Enel in South America (excepting Enel Green Power S.p.A., a subsidiary of Enel which develops and manages renewable energy resources internationally). At the Meeting, Endesa Spain stated that solidifying the Company as its sole investment vehicle in South America had been a fundamental goal of the Capital Increase since the Capital Increase was first proposed.

Representations and Warranties; Indemnification. At the Meeting, Endesa Spain affirmed its commitment that the subscription agreement whereby Endesa Spain would exercise its share rights would contain customary representations and warranties regarding the interests in the three entities (Yacylec, S.A., Inversora Dock Sud, S.A. and Empresa Eléctrica de Piura S.A.) that constitute a portion of the In-Kind Contribution and in which the Company does not already own an interest, as well as regarding Cono Sur itself and the other entities whose interests constitute the In-Kind Contribution. Endesa Spain also affirmed its commitment that it would indemnify the Company, for the five years following the execution of the subscription agreement, against any adverse tax consequences that may arise for the Company out of the In-Kind Contribution or the eventual dissolution of Cono Sur.

Dividend Policy. At the Meeting, Endesa Spain affirmed its commitment not to cause the Company to change its dividend policy following the Capital Increase and stated that, instead, it would propose that the appropriate corporate bodies of the Company apply the dividend policy consistent with practices prior to the Capital Increase. Endesa Spain also noted the statement it had made in a letter dated July 30, 2012 that the proposed Capital Increase was not a pretext to capture capital from the Company’s minority shareholders that Endesa Spain would then cause to be distributed to itself as a dividend; rather, Endesa Spain stated that its purpose in proposing the Capital Increase was to provide the Company with sufficient capital to pursue an accelerated plan of expansion in South America and that, accordingly, Endesa Spain would not propose that the Company declare any extraordinary dividends for at least two years following the Capital Increase.

Use of Proceeds. At the Meeting, Endesa Spain emphasized its belief that the Board of Directors of the Company had sole discretion to determine how the proceeds of the Capital Increase would be used (within the boundaries established by the shareholders at the Meeting). See “Use of Proceeds”.

Percentage of Share Ownership. At the Meeting, Endesa Spain stated that, should its interest in the Company exceed the 60.62% of the Company’s common stock that Endesa Spain owned as of the date of the Meeting as a result of the non-exercise of any other shareholder’s share rights or ADS rights, Endesa Spain would not seek to reduce its interest in the Company (so long as its interest did not exceed the 65% limit established by the Company’s Bylaws and by Chilean law).

THE APPRAISAL REPORTS

Background

Pursuant to Chilean law, whenever a shareholder of a Chilean company proposes to contribute capital to the company in kind, an independent expert appraiser must objectively determine the value of such In-Kind Contribution. In addition, if the In-Kind Contribution is deemed to be a related party transaction, the Board of Directors must appoint at least one independent appraiser to inform the shareholders with respect to the conditions of the transaction, its effects and the potential impact on the company and to respond to matters that the Board of Directors or the Directors’ Committee expressly ask to be evaluated. In accordance with Chilean law, the Company engaged Mr. Walker, an expert appraiser who has significant experience in the Latin American power industry, to appraise the value of the Portfolio Companies or an entity that would, like Cono Sur, be a holding company for such entities.

Subsequently, the SVS notified the Company and the Board of Directors that it viewed the proposed In-Kind Contribution as a related party transaction under Chilean corporate law. In accordance with Chilean corporate law applicable to related party transactions, the Board of Directors engaged IM Trust, and the Directors’ Committee engaged Claro, financial advisory firms in Chile, to conduct additional appraisals of the value of the In-Kind Contribution.

The Appraisal Reports were prepared by the Appraisers in accordance with Chilean standards. The Appraisal Reports are not, and must not be considered as, fairness opinions as to the fairness from a financial point of view of the In-Kind Contribution to the minority shareholders of the Company, and the Appraisal Reports do not contain information that would customarily be provided to shareholders in connection with the delivery of a fairness opinion.

The valuation of the In-Kind Contribution may impact the extent to which shareholders other than Endesa Latinoamérica are diluted as a result of the Capital Increase, whether or not the shareholders exercise their preemptive rights in full.

The full text of each of the Appraisal Reports describe the assumptions made, procedures followed, matters considered and limitations on the appraisal undertaken in connection with the relevant Appraisal Report. The Company filed English translations of the Appraisal Reports with the SEC in its Report on Form 6-K dated November 19, 2012, which is incorporated herein and into this prospectus supplement by reference. The English translations are not to be construed as being identical in content to the Spanish documents (which will prevail in the event of any discrepancy with the English translation). See “Where You Can Find More Information”. The Appraisal Reports (both as originally furnished to the Company, the Board of Directors and the Directors’ Committee in Spanish, and translated into English for the convenience of investors) are available on the Company’s website at www.enersis.cl in Spanish and in English. Information on the Company’s website, however, is not a part of this prospectus supplement and is not incorporated by reference herein.

The Walker Report

The Walker Report estimated the value of the In-Kind Contribution, or of an entity that would own the interest in each Portfolio Company and has no liabilities, such as Cono Sur, at US$4,862 million. The methodology used by Mr. Walker was a “sum-of-the-parts” valuation that first estimated the value of each individual interest in each Portfolio Company and then added these values to arrive at the referred to total value of US$4,862 million.

The IM Trust Report

IM Trust estimated the market value of Cono Sur, to be the equivalent to an interest in the Company in the range of 30.9% to 32.5% of the market value of the Company before giving effect to the Capital Increase. To arrive to this conclusion, IM Trust performed the same analysis as Mr. Walker, a “sum of the parts” valuation of both the Company and Cono Sur (or the Portfolio Companies), arriving at a range of implied equity values for the Company and Cono Sur, the midpoint of which was US$14,836 million, in the case of the Company, and US$4,709 million, in the case of Cono Sur. IM Trust then estimated as a reference the market value of Cono Sur by applying 30.9% and 32.5% to the market value of the Company calculated using the closing price of the Company on October 23, 2012, of Ch$162.2 per share, and an exchange rate of Ch$475.7 to US$1, resulting in a range of implied equity market values for Cono Sur of between US$3,445 million and US$3,621 million. Based on this valuation and its assumptions, the IM Trust Report states that the Capital Increase would be beneficial for the Company’s shareholders.

The Claro Report

Claro estimated the market value of the In-Kind Contribution to be between US$3,870 million and US$3,912 million. Claro estimated this range of implied equity values using two methodologies. The low end of the range was obtained by determining the differential between the “sum of the parts” valuation (the same methodology as Mr. Walker and IM Trust) value of the Company and the market value of the Company as of October 23, 2012 and then applying that same differential to the “sum of the parts” valuation of the In-Kind Contribution. The high end of the range was obtained by applying directly to the EBITDA contributed by the In-Kind Contribution the enterprise value-to-EBITDA multiple at which the Company trades. Based on this valuation, the Claro Report states that the Capital Increase would benefit the Company’s shareholders under certain market conditions and assumptions.

Using a “sum of the parts” valuation, Claro estimated an implied equity value of US$13,231 million for the Company and US$4,627 million for Cono Sur.

The Directors’ Reports

Chilean corporate law applicable to related party transactions requires that each director of the Company give a report to shareholders evaluating whether the Capital Increase and the In-Kind Contribution considered as related transactions would be beneficial to the Company and its shareholders and a recommended price for the interests to be transferred to the Company pursuant to the In-Kind Contribution.

The full text of each of the reports of the directors of the Company describes the assumptions made, procedures followed, matters considered and limitations on the appraisal undertaken in connection with the relevant report. The Company filed English translations of the reports of the directors of the Company with the SEC in its Report on Form 6-K dated November 19, 2012 which reports are incorporated into the accompanying prospectus by reference. The English translations are not to be construed as being identical in content to the Spanish documents (which will prevail in the event of any discrepancy with the English translation). The reports of the directors of the Company (both as originally furnished to the shareholders of the Company in Spanish and translated into English for the convenience of investors) are available on the Company’s website at www.enersis.cl. Information on the Company’s website, however, is not a part of this prospectus supplement and is not incorporated by reference herein.

Each of the seven directors concluded in his report that the Capital Increase and the participation of Endesa Latinoamérica in the Capital Increase through the In-Kind Contribution would be beneficial to the Company and its shareholders, citing among other things:

•

The fact that the Company already owns interests in a majority of the Portfolio Companies whose interests are being contributed in the In-Kind Contribution, which minimizes the uncertainty and the management resources needed to integrate and manage the additional interests contributed; and

•

The additional cash proceeds from the Capital Increase would provide the resources to take advantage of investment or acquisition opportunities quickly and reduce execution risk, which would be an advantage over competitors, particularly given the current volatility of international capital and credit markets.

The directors’ valuations were presented as follows:

•	Pablo Yrarrázaval (chairman, former chairman of Endesa Chile): between US$3.5 billion and US$4.1 billion;

•	Andrea Brentan (CEO of Endesa Spain): between US$3.7 billion and US$4.2 billion;

•	Hernán Sommerville (president of the Directors’ committee): between US$3.5 billion and US$3.9 billion;

•	Rafael Fernández (elected with votes of the Chilean pension funds) less than US$3.5 billion;

•	Rafael Miranda (former managing director Endesa Spain): between US$3.6 billion and US$4.1 billion;

•	Eugenio Tironi: between US$3.7 billion and US$4.3 billion; and

•	Leonidas Vial (former director of Endesa Chile): between US$3.6 billion and US$3.7 billion.

The report of the Directors’ Committee largely reflects the opinions of Messrs. Somerville, Vial and Fernández as summarized above. As a result, the Directors’ Committee was unable to reach a joint recommendation as to the value of Cono Sur. However, each of the directors arrived at a valuation or range of valuations for the In-Kind Contribution of Cono Sur using his own methodology.

At a meeting held on November 6, 2012, the Board of Directors approved the In-Kind Contribution, with six of the seven directors agreeing on a range of valuations for the In-Kind Contribution of between US$3,586 million and US$3,974 million. Additionally, the Board of Directors stated that its valuation is not an “approval” in the context of Chilean corporate law applicable to related party transactions, which approval remains subject to the vote on the In-Kind Contribution and valuation of the Portfolio Companies by shareholders at the Meeting.

At a meeting held on December 13, 2012, the Board of Directors unanimously agreed to declare that the capital increase amount, the value of the assets to be contributed in the In-Kind Contribution and the maximum number of shares to be issued contained in the press releases published on December 7, 2012 by Endesa Spain and five of the AFPs: AFP Capital S.A., AFP Cuprum S.A., AFP Habitat S.A., AFP Plan Vital S.A. and AFP Provida S.A., were within the parameters referred to in the reports issued by the Independent Appraisers and by the Company’s Directors’ Committee.

On December 20, 2012, our shareholders approved an increase in our authorized capital through the issuance of 16,441,606,297 additional shares of common stock. If subscribed during the rights offering period, such shares would be issued for Ch$173 per share (Ch$8,650 per ADS) or Ch$2.8 trillion (US$6.0 billion at the Observed Exchange Rate of Ch$473.18 for February 22, 2013) if fully subscribed including the total value of the Endesa Spain In-Kind Contribution. If the shares are not fully subscribed during the rights offering period, Enersis will make a subsequent offering of the unsubscribed shares within 15 days of the end of the rights offering period. The issuance price must be no less than Ch$173 per share if issued in such subsequent offering period. Subject to the condition described below under the heading “Condition Precedent,” Endesa Spain will subscribe for a total of 9,967,630,058 shares, in proportion to its holdings, by means of a contribution of certain assets described below under the heading “In-Kind Contribution.” Minority shareholders may subscribe for up to a total of 6,473,976,239 shares for cash. The total value of the Endesa Spain In-Kind Contribution will be Ch$1.7 trillion, or US$3.6 billion at the Observed Exchange Rate of Ch$473.18 for February 22, 2013. The total cash subscription if the minority shareholders subscribe in full would be Ch$1.1 trillion, or US$2.4 billion using the same exchange rate.

SELECTED FINANCIAL AND OPERATING DATA

The selected financial data set forth below as of and for the year ended December 31, 2012 have been derived from our unaudited consolidated financial statement and as of and for the years ended December 31, 2011 and 2010 have been derived from our audited consolidated financial statements, all of which are incorporated by reference in the accompanying prospectus. Our audited and unaudited consolidated financial statements are prepared in accordance with IFRS as issued by the IASB.

Our financial statements as of and for the year ended December 31, 2012 have been audited in accordance with Chilean generally accepted accounting standards. These financial statements, and the selected financial data set forth below derived from these financial statements, have not been audited in accordance with the standards of the U.S. Public Company Accounting Oversight Board (PCAOB) as required by SEC rules.

Historical results are not necessarily indicative of the results to be expected in the future. You should read the information below in conjunction with our audited consolidated financial statements and related notes, which have been incorporated by reference in the accompanying prospectus, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus supplement.

Amounts are expressed in millions except for ratios, operating data, shares and ADSs (American Depositary Shares) data. For the convenience of the reader, all data presented in U.S. dollars in the following tables, as of and for the year ended December 31, 2012, are translated at the Observed Exchange Rate for such date of Ch$479.96 per US$1.00. No representation is made that the peso or U.S. dollar amounts shown in this prospectus supplement could have been or could be converted into U.S. dollars or pesos, at such rate or at any other rate. For more information concerning historical exchange rates, see “Exchange Rates; Foreign Investment and Exchange Controls in Chile.”

	For the year ended December 31,
	2012	2012	2011	2010
	US$ Million	Ch$ Million
CONSOLIDATED INCOME STATEMENT DATA
Revenues	13,705	6,577,667	6,534,880	6,563,581
Raw Materials and Consumables Used	(7,745)	(3,717,125)	(3,538,435)	(3,521,646)
Other Operating Expenses (1)	(2,841)	(1,363,577)	(1,430,135)	(1,337,634)
Operating Income from Generation and Transmission	1,669	801,085	994,374	1,050,094
Operating Income from Distribution	1,457	699,247	592,522	691,735
Eliminations and Others (2)	(7)	(3,368)	(20,585)	(37,528)

Operating Income	3,119	1,496,965	1,566,311	1,704,301
Financial Income (Expense), Net	(450)	(216,189)	(236,585)	(270,605)
Total gain (loss) on sale of non-current assets not held for sale	29	14,094	(5,853)	11,711
Other non-operating income	22	10,583	9,504	1,288

Net Income Before Tax	2,720	1,305,453	1,333,377	1,446,695
Income tax	(858)	(411,891)	(460,837)	(346,007)

Net Income	1,862	893,562	872,541	1,100,688
Net income attributable to: Shareholders of Enersis	786	377,351	375,471	486,227
Net income attributable to: Non-controlling interests	1,076	516,211	497,069	614,461
Net Income (loss) from continuing operations per Share (Ch$/US$)	0.024	11.56	11.50	14.89
Net Income (loss) from continuing operations per ADS (Ch$/US$)	1.204	577.85	574.97	744.58
Net income (loss) per Share (Ch$/US$ per share)	0.024	11.56	11.50	14.89
Net income (loss) per ADS (Ch$/US$ per ADS)	1.204	577.85	574.97	744.58
Cash Dividends per Share (Ch$/US$ per share)	0.012	5.75	7.45	4.64
Cash Dividends per ADS (Ch$/US$ per ADS)	0.599	287.49	372.50	232.00
Capital Stock	5,886	2,824,883	2,824,883	2,824,883
Number of shares of common stock (thousands)	—	32,651,166	32,651,166	32,651,166
Number of ADSs (thousands)	—	73,894	82,456	82,320

	As of and for the year ended December 31,
	2012	2012	2011	2010
	US$ Million	Ch$ Million
CONSOLIDATED BALANCE SHEET DATA
Cash and Cash Equivalents	1,786	857,380	1,219,921	961,355
Total Assets	27,748	13,317,834	13,733,871	13,005,845
Other Current Financial Liabilities	1,396	670,182	672,082	665,598
Other Non-Current Financial Liabilities	6,101	2,928,120	3,271,355	3,014,956
Non-Current Liabilities	8,278	3,972,953	4,377,183	4,084,540
Equity Attributable to Shareholders of Enersis	8,113	3,893,799	3,895,729	3,735,545
Equity Attributable to Non-controlling interests	6,396	3,069,970	3,000,425	2,778,483
Shareholders’ Equity	14,509	6,963,769	6,896,153	6,514,027
Capital Stock (3)	6,216	2,983,642	2,983,642	2,983,642
OTHER CONSOLIDATED FINANCIAL DATA
EBITDA (4)	4,093	1,964,496	1,994,863	2,166,317
Capital Expenditures (Capex) (5)	1,496	717,981	686,006	701,341
Depreciation, amortization and impairment losses	1,013	485,960	561,057	557,391

(1)	Other Operating Expenses includes Other Work Performed by the Entity and Capitalized, Employee Benefits Expenses, Depreciation and Amortization Expense, Reversal of Impairment Loss (Impairment Loss) Recognized in the Year’s Profit or Loss and Other Expenses.
(2)	Includes consolidation adjustments and other businesses.
(3)	Includes share premium.
(4)	EBITDA is earnings before interest (financial expense), taxes, depreciation and amortization. The following table sets forth a reconciliation of our consolidated EBITDA to our consolidated operating income for the periods indicated.

	For the year ended December 31,
	2012	2012	2011	2010
	US$ Million	Ch$ Million

Net Income	1,862	893,562	872,541	1,100,688
Depreciation and amortization expense	923	442,854	424,900	449,017
Financial Expense, Net	450	216,189	236,585	270,605
Income tax	858	411,891	460,837	346,007

EBITDA	4,093	1,964,496	1,994,863	2,166,317

(5)	Capex figures represent actual payments for each year.

The following table sets forth certain of our operational information by business segment for the periods indicated.

	As of and for the year ended December 31,
	2012	2011	2010
GENERATION BUSINESS
Number of generation facilities (1)	56	56	56
Installed capacity (MW) (2)	15,171	14,833	14,833
Energy generated (GWh) (3)	58,694	56,921	56,699
Energy sales (GWh)	66,311	64,840	63,431
DISTRIBUTION BUSINESS
Electricity sold (GWh)	73,104	69,552	67,274
Number of customers (thousands)	14,015	13,654	13,273
Total energy losses (%) (4)	10.6	10.6	11.0

(1)	For details on generation facilities, see “Item 4D. Property, Plants and Equipment” in the 2011 Form 20-F.
(2)	Total installed capacity is defined as the maximum MW capacity in generation units, under specific technical conditions and characteristics, in most cases confirmed by satisfaction guarantee tests performed by equipment suppliers. Figures may differ from installed capacity declared to governmental authorities and customers according to criteria defined by such authorities and the relevant customer contracts.
(3)	Energy generated is defined as total generation minus own power plant consumption and technical energy losses.
(4)	Energy losses are calculated as the difference between total energy purchased (GWh of physical demand, including own generation) and the energy sold (GWh) within a given period. Losses are expressed as a percentage of total energy purchased. Losses in distribution arise from illegally tapped energy as well as technical failures.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

A. Operating Results.

General

The following discussion should be read in conjunction with our unaudited consolidated financial statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010 and the notes thereto (the “2012 Unaudited Consolidated Financial Statements”), incorporated by reference into the accompanying prospectus. The 2012 Unaudited Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Our financial statements as of and for the year ended December 31, 2012 have been audited in accordance with Chilean generally accepted accounting standards. These financial statements have not been audited in accordance with the standards of the U.S. Public Company Accounting Oversight Board (PCAOB) as required by SEC rules.

1. Discussion of Main Factors Affecting Operating Results and Financial Condition of the Company

We are an electricity investment company that owns and operates electric power generation, transmission, and distribution companies in Chile, Brazil, Colombia, Peru and Argentina. Most of our revenues, income and cash flows come from the operations of our subsidiaries, jointly-controlled companies and associates in these five countries.

Factors such as hydrological conditions, fuel prices, regulatory developments, extraordinary actions adopted by government authorities, and economic conditions in each country in which we operate, materially affect our financial results. In addition, the results from operations and financial condition are affected by variations in exchange rates between the Chilean peso and the currencies of the other four countries in which we operate. These exchange variations may have an important impact in the consolidation of the results of our companies outside Chile. Lastly, we have certain critical accounting policies that affect our consolidated operating results.

Our commercial strategy allows the impact of significant changes in one country to be sometimes offset by opposing changes in other countries, or within generation and distribution, leading to no significant impacts on consolidated figures. The impact of these factors on us, for the periods covered by the 2012 Unaudited Consolidated Financial Statements, is discussed below.

a. Generation Business

A substantial part of our generation business depends on hydrological conditions prevailing in the countries where we operate, although only extreme hydrological conditions materially affect our operating results and financial condition. In terms of installed capacity in 2012, 2011 and 2010, 57%, 58% and 58% of our consolidated installed capacity, respectively, has been hydroelectric. Consolidated hydroelectric capacity was 8,666 MW, 8,675 MW and 8,675 MW as of December 31, 2012, 2011 and 2010, respectively.

Hydrological conditions in 2012, 2011 and 2010 have adversely impacted our financial condition and results of operations. Hydroelectric generation was 34,985 GWh in 2012, 33,676 GWh in 2011, and 33,689 GWh in 2010. The higher hydroelectric generation in 2012 was associated with better conditions in Brazil, Argentina and Colombia as compared to 2011. Consolidated operating income was Ch$1,497 billion in 2012, Ch$1,566 billion in 2011 and Ch$1,704 billion in 2010.

Our thermal generators burn natural gas, LNG, coal or diesel. We can offset the effect of low hydrology (reservoir levels, rain and snow) in the geographical areas where we operate our plants by thermal generation and purchases. Our thermal installed capacity and the ability to purchase electricity from other generators allow us to increase thermal generation and/or purchase electricity from competitors to meet our commitments. In addition, given industry structure and the percentage of hydroelectric generation capacity in the countries where we operate, when hydrology is low, electricity prices generally increase.

Operating costs associated with thermal generation and energy purchases are higher than the variable cost of hydroelectric generation in normal hydrological conditions. The cost of thermal generation does not directly depend on hydrology but instead on global commodity prices. However, the cost of electricity purchases in the spot market does depend on hydrology and commodity prices.

The impact of low hydrology on operating results depends on the resulting movement in electricity prices in the market, the severity of the impact of hydrological conditions on our hydroelectric generation, our cost of thermal generation and the need for energy purchases. The effect of low hydrology on market prices may either partially or completely compensate (depending on the conditions of all relevant market factors) for the higher cost of sales, leading to an insignificant impact on operating results.

b. Regulatory Developments

The regulatory frameworks governing our business in the five countries where we operate have a material effect on our results from operations. In particular, regulators set (i) generation tariffs taking into consideration factors such as fuel costs, reservoir levels, exchange rates, future investments in installed capacity and demand growth, and (ii) distribution tariffs taking into account the costs of energy purchases paid by distribution companies (which distribution companies pass on to their customers) and the “Value Added from Distribution,” or VAD, all of which are intended to reflect investment and operating costs incurred by distribution and generation companies and to allow such companies to obtain a return on their investments. The earnings of our electricity subsidiaries are determined to a large degree by government regulators, mainly through the tariff setting process.

Over the next few years, ordinary tariff revisions will continue in each country. For example, during 2013 and 2014 the tariffs of Codensa and Cundinamarca in Colombia will be reviewed. In 2014 the tariffs of Ampla in Brazil and of sub-transmission in Chile will be reviewed. In 2015, Coelce´s tariff will be reviewed. In 2016, the tariffs of distribution in Chile will be reviewed. In 2017, Edelnor’s tariff in Peru will be reviewed. Naturally, each of them presents its own particularities and challenges. In growth zones like South America, tariff revisions seek to capture economies of scale according to this growth. Provided results are achieved in this line therefore, continuity in terms of tariff recognition is maintained.

In Brazil, recent regulatory changes include the adoption of Provisional Resolution 579 of the Brazilian National Electrical Energy Agency (Agéncia Nacional de Energia Elétrica or “ANEEL”) and Law 12,783, which regulate the renewal and extension of generation, transmission and distribution concessions that expire between 2015 and 2017. Endesa Brasil is not affected directly by these regulatory changes as the terms of its concessions expire later than 2017.

c. Economic Conditions

Macroeconomic conditions in the countries in which we operate have a significant effect on our operating results. For example, when a country experiences sustained economic growth, consumption of electricity by industrial and individual consumers increases. Other macroeconomic factors such as the variation of the local currency against the U.S. dollar in the countries where we operate may impact our results from operations, as well as assets and liabilities, depending on the percentage denominated in U.S. dollars. For example, a devaluation of local currencies against the dollar increases the cost of capital expenditure plans.

Economic Growth and Electricity Demand

During 2012, economic growth moderated in the countries in which we operate, due to the crisis in the Euro zone and a weak economic recovery in the United States. However, South America showed resilience to the global threats and outperformed the developed world. According to the IMF’s October 2012 World Economic Outlook, the estimated 2012 GDP growth for South America was 2.9%, driven by many of South America’s commodity exporters—particularly Chile, Colombia and Peru—all of which were expected to have grown in the range of 4% to 6% in 2012. However, Brazil’s GDP growth in 2012 of 1.5% was lower than expected, which is an important cause of the weaker regional growth performance.

Overall electricity demand increased in 2012, principally due to the favorable economic situation in most of the countries in which we operate. The GDP and electricity growth rate for the years 2012, 2011 and 2010 are included in the following table:

	2012		2011		2010
	GDP Growth (%)	Electricity Demand Growth (%)	GDP Growth (%)	Electricity Demand Growth (%)	GDP Growth (%)	Electricity Demand Growth (%)
Chile (1)	5.0	5.2	6.5	6.0	5.2	3.4
Argentina	2.6	4.2	8.0	5.5	7.5	5.9
Colombia	4.3	3.8	4.9	1.7	4.7	2.6
Brazil	1.5	4.5	3.8	3.4	7.5	7.1
Peru	6.0	5.9	6.2	7.5	8.3	8.5

Source:	GDP growth data was obtained from the World Economic Outlook (October 2012) of the International Monetary Fund (IMF) and correspond to real growth for 2011 and an estimate for 2012. Electricity demand growth data was obtained from sales reported by the CDEC (Centro de Despacho Económico de Carga) to the CNE (Comisión Nacional de Energía) in the case of Chile, from electricity demand reported by CAMMESA (Compañía Administradora del Mercado Mayorista Eléctrico) in the case of Argentina, from total demand of the SIN (Sistema Interconectado Nacional) reported by the XM Expertos de Mercado in the case of Colombia, from energy charges reported by the ONS (Operador Nacional do Sistema Elétrico) in the case of Brazil, and from monthly reports of tariffs and the electricity market reported by the Osinergmin (Organismo Supervisor de la Inversión en Energía y Minería) in the case of Peru.
(1)	Electricity demand growth includes growth in the Chilean central interconnected electric system (Sistema Interconectado Central, or SIC) and the Chilean interconnected electric system in northern Chile (Sistema Interconectado del Norte Grande, or SING).

Local Currency Exchange Rate

Variations in the parity of the dollar and the local currency in each of the countries in which we have operations may have an impact on our operating results and overall financial position. The impact will depend on the level at which tariffs are pegged to the U.S. dollar, U.S. dollar-denominated assets and liabilities existing in the period and also the translation of financial statements of our foreign subsidiaries for consolidation purposes to the presentation currency, which is the Chilean peso.

As of December 31, 2012, we had total consolidated indebtedness of US$7,236 million, of which 28.6% was denominated in U.S. dollars, 29.3% in Colombian pesos, 15.7% in Brazilian reais, 18% in Chilean pesos, 6.2% in Peruvian soles, and 2.2% in Argentine pesos.

The following table sets forth the closing and average local currencies per U.S. dollar exchange rates for the periods indicated.

	Local Currency Dollar Exchange Rates
	2012		2011		2010
	Average	Year End	Average	Year End	Average	Year End
Chile (peso per dollar)	486.59	479.96	483.57	519.20	510.22	468.01
Argentina (Argentine peso per dollar)	4.55	4.92	4.13	4.30	3.92	3.98
Colombia (Colombian peso per dollar)	1,798	1,768	1,847	1,943	1,895	1,914
Brazil (reais per dollar)	1.95	2.04	1.67	1.88	1.69	1.66
Peru (sol per dollar)	2.64	2.55	2.75	2.70	2.81	2.81

Sources: Central Bank of each country.

d. Critical Accounting Policies

Financial Reporting Release Section 501.1 encourages all companies to include a discussion of critical accounting policies or methods used in the preparation of financial statements. Critical accounting policies are defined as those that reflect significant judgments and uncertainties which would potentially result in materially different results under different assumptions and conditions. We believe that our critical accounting policies are limited to those described below with reference to the preparation of our financial statements under IFRS. For further detail of the accounting policies and the methods used in the preparation of the financial statements, see Notes 2 and 3 to our 2012 Unaudited Consolidated Financial Statements.

Impairment of Long-Lived Assets

During the period, and principally at period end, we evaluate whether there is any indication that an asset has been impaired. Should any such indication exist, we estimate the recoverable amount of that asset to determine the amount of impairment in each case. In the case of identifiable assets that do not generate cash flows independently, we estimate the recoverability of the Cash Generating Unit to which the asset belongs, which is understood to be the smallest identifiable group of assets that generates independent cash inflows.

Notwithstanding the preceding paragraph, in the case of Cash Generating Units to which goodwill or intangible assets with an indefinite useful life have been allocated, a recoverability analysis is performed routinely at each period end.

The recoverable amount is the greater between the fair value less the cost needed to sell and the value in use, which is defined as the present value of the estimated future cash flows. In order to calculate the recoverable value of property, plant, and equipment, goodwill and intangible assets, Enersis uses value in use criteria in practically all cases.

To estimate the value in use, Enersis prepares future cash flow projections, before tax, based on the most recent budgets available. These budgets incorporate management’s best estimates of Cash Generating Units’ revenue and costs using sector projections, past experience, and future expectations.

In general, these projections cover the next ten years, estimating cash flows for subsequent years by applying reasonable growth rates, between 2.3% and 9.5%, which, in no case, are increasing nor exceed the average long-term growth rates for the particular sector and country.

These cash flows are discounted at a given pre-tax rate in order to calculate their present value. This rate reflects the cost of capital of the business and the geographical area in which the business is conducted. The discount rate is calculated taking into account the current time value of money and the risk premiums generally used by analysts for the specific business activity and the country involved.

The following discount rates, before tax and expressed in nominal terms, were applied in 2012 and 2011:

		2012		2011
Country	Currency	Minimum	Maximum	Minimum	Maximum
Chile	Chilean peso	8.0%	14.6%	8.0%	10.1%
Argentina	Argentine peso	26.0%	29.0%	23.0%	26.0%
Brazil	Brazilian reais	9.5%	18.0%	9.5%	11.6%
Peru	Nuevos soles	7.6%	12.5%	7.3%	9.3%
Colombia	Colombian peso	8.4%	14.5%	8.9%	10.9%

If the recoverable amount is less than the net carrying amount of the asset, the corresponding provision for impairment loss is recorded for the difference, and charged to “Reversal of impairment loss (impairment loss) recognized in profit or loss” in the consolidated statement of comprehensive income.

Impairment losses recognized for an asset in prior periods are reversed when its estimated recoverable amount changes, increasing the asset’s value with a credit to earnings, limited to the asset’s carrying amount if no adjustment had occurred. In the case of goodwill, adjustments that would have been made are not reversible.

Litigation and Contingencies

We are currently involved in certain legal and tax proceedings. As discussed in Note 22.b to the 2012 Unaudited Consolidated Financial Statements, we have estimated the probable outflows of resources for resolving these claims to be Ch$187.7 billion. We have reached this estimate after consulting our legal and tax advisors who are carrying out our defense in these matters and an analysis of potential results, assuming a combination of litigation and settlement strategies.

Hedge Revenues Directly Linked to the U.S. Dollar

We have established a policy to hedge the portion of our revenues directly linked to the U.S. dollar by obtaining financing in this currency. Exchange differences related to this debt, as they are cash flow hedge transactions, are charged net of taxes to an equity reserve account, and recorded as income during the period in which the hedged cash flows are realized. This term has been estimated at ten years.

This policy reflects a detailed analysis of our future U.S. dollar revenue streams. Such analysis may change in the future due to new electricity regulations limiting the amount of revenues tied to the U.S. dollar.

Pension and Post-Employment Benefits Liabilities

We have various defined benefits plans for our employees. These plans pay benefits to employees at retirement and use formulas based on years of service and the compensation of the participants. We also offer certain additional benefits for some retired employees in particular.

The liabilities shown for the pensions and post-employment benefits reflect our best estimate of the future cost of meeting our obligations under these plans. The accounting applied to these defined benefit plans involves actuarial calculations which contain key assumptions that include: employee turnover, life expectancy and retirement ages, discount rates, expected returns on assets, the future level of compensation and benefits, the claims rate under medical plans and future medical costs. These assumptions change as economic and market conditions vary and any change in any of these assumptions could have an important effect on the reported results from operations.

The effect of an increase of one percentage point in the discount rate used to determine the present value of the post-employment defined benefits would decrease the liability by Ch$59,773 million in 2012, Ch$54,572 million in 2011 and Ch$48,203 million in 2010 and the effect of a decrease of one percentage point in the rate used to determine the present value of the post-employment defined benefits would increase the liability by Ch$71,632 million in 2012, Ch$65,050 million in 2011 and Ch$56,463 million in 2010.

Recent Accounting Pronouncements

Please see Note 2.2 to the 2012 Unaudited Consolidated Financial Statements for additional information regarding recent accounting pronouncements.

2. Results of Operations for the Years ended December 31, 2012 and December 31, 2011

Net income for the year ended December 31, 2012 was Ch$893.6 billion, a 2.4% increase from Ch$872.5 billion for the year ended December 31, 2011. This result was achieved in spite of the drought that has affected the generation business in Chile for the past three years, a situation that improved to a limited extent during the second half of 2012. The increase in net income attributable to shareholders of Enersis (excluding the increase in net income attributable to non-controlling interests) was Ch$1.9 billion.

Operating income for the year ended December 31, 2012 was Ch$1,497 billion, a 4.4% decrease from Ch$1,566.3 billion for the year ended December 31, 2011, mainly due to the effects of the drought mentioned above.

Revenues

Generation and Transmission Business

The following table sets forth the physical electricity sales of our subsidiaries and the corresponding changes for the years ended December 31, 2012 and 2011.

	Physical sales during the year ended December 31,
	2012	2011	Change	% Change
		(GWh)
Endesa Chile (Chile) (1)	21,277	22,070	(793)	(3.6)%
Endesa Costanera (Argentina)	8,655	8,493	161	1.9%
El Chocón (Argentina)	3,197	2,888	309	10.7%
Edegel (Peru)	9,587	9,450	138	1.5%
Emgesa (Colombia)	16,304	15,112	1,193	7.9%
Cachoeira Dourada (Brazil)	4,345	3,986	358	9.0%
Endesa Fortaleza (Brazil)	2,947	2,842	105	3.7%

Total	66,311	64,840	1,471	2.3%

(1)	Includes Endesa Chile and its Chilean generation subsidiaries.

Distribution Business

Distribution revenues are mainly derived from the resale of electricity purchased from generators. Revenues associated with distribution include the recovery of the cost of electricity purchased and the resulting revenue from the VAD, which is associated with the recovery of costs and the return on the investment with respect to the distribution assets, plus the physical energy losses permitted by the applicable regulator. Other revenue derived from our distribution services consists of charges for new connections and the maintenance and rental of meters.

The following table sets forth the physical electricity sales of our subsidiaries, by country, and their corresponding variations for the years ended December 31, 2012 and 2011.

	Physical sales during the year ended December 31,
	2012	2011	Change	% Change
	(GWh)
Chilectra (Chile)	14,445	13,697	748	5.5%
Edesur (Argentina)	17,738	17,233	505	2.9%
Edelnor (Peru)	6,863	6,572	291	4.4%
Ampla (Brazil)	10,816	10,223	593	5.8%
Coelce (Brazil)	9,878	8,970	908	10.1%
Codensa (Colombia) (1)	13,364	12,857	507	3.9%

Total	73,104	69,552	3,552	5.1%

(1)	Values for Codensa include the proportional consolidation of 49.0% of DECSA. This consolidation also affects other figures in this section such as operating income, revenues, operating costs and number of clients.

Revenues by Business Segment

The table below presents our revenues by business segment for 2012 and 2011.

	Year ended December 31,
	2012	2011	Change	% Change
	(in million of Ch$)
Generation and Transmission Business
Endesa and subsidiaries (Chile)	1,156,118	1,257,995	(101,877)	(8.1)%
Endesa Costanera (Argentina)	295,140	341,824	(46,684)	(13.7)%
El Chocón (Argentina)	49,193	48,341	852	1.8%
Cachoeira Dourada (Brazil)	155,195	126,646	28,549	22.5%
Endesa Fortaleza (Brazil)	139,186	129,485	9,701	7.5%
CIEN (Brazil)	72,523	59,918	12,605	21.0%
Emgesa (Colombia)	580,151	498,569	81,582	16.4%
Edegel (Peru)	282,124	239,842	42,282	17.6%
Less: Intercompany Transactions	(2,367)	(2,594)	227	(8.8)%

Total	2,727,263	2,700,026	27,237	1.0%

Distribution Business
Chilectra and subsidiaries (Chile)	984,738	1,046,191	(61,453)	(5.9)%
Edesur (Argentina)	321,242	279,725	41,517	14.8%
Edelnor (Peru)	385,013	329,309	55,704	16.9%
Ampla (Brazil)	1,074,237	1,117,269	(43,032)	(3.9)%
Coelce (Brazil)	806,427	859,446	(53,019)	(6.2)%
Codensa (Colombia)	888,586	815,487	73,099	9.0%

Total	4,460,243	4,447,427	12,816	0.3%
Less: Consolidation Adjustments and Other Businesses	(609,839)	(612,573)	2,734	(0.4)%

Total	6,577,667	6,534,880	42,787	0.7%

Generation and Transmission Business: Revenues

Revenues in Chile decreased by 8.1% for the year ended December 31, 2012, mainly due to an 11.9% reduction in average energy sale prices, which in turn was a result of lower indexation of contracts to the marginal cost in Chile and to lower physical sales, which declined 3.6% as a consequence of the expiration of GasAtacama contracts and lower hydro availability.

In Argentina, revenues of Endesa Costanera decreased 13.7% for the year ended December 31, 2012 as a result of lower average energy sale prices expressed in local currency. Physical sales reached 8,654.7 GWh for the year ended December 31, 2012, compared to 8,493.3 GWh for the year ended December 31, 2011. Revenues of El Chocón increased 1.8%, mainly as a result of higher physical sales in the spot market, resulting from a 16% increase in hydroelectric generation of the period. Physical sales reached 3,196.8 GWh for the year ended December 31, 2012, compared to 2,887.7 GWh for the year ended December 31, 2011. For both Argentine companies, the net effect of translating results from the Argentine peso to Chilean peso was negative, resulting in an 8.6% decline in revenues in Chilean peso terms.

In Brazil, revenues of Cachoeira Dourada increased 22.5% for the year ended December 31, 2012, as a result of a 358.4 GWh increase in physical sales to 4,344.5 GWh for the year ended December 31, 2012. This increase in physical sales was primarily due to higher energy generation, in addition to the higher average sales price, expressed in local currency. Revenues of Endesa Fortaleza increased 7.5% for the year ended December 31, 2012, due to higher average sales prices, expressed in local currency, and 104.6 GWh greater physical sales for the year ended December 31, 2012. Revenues of CIEN increased 21.0% for the year ended December 31, 2012, due to greater toll revenues that were in effect for the full year of 2012 compared to only being in effect starting in mid-April in 2011. The effect of currency translation on our revenue derived from Brazil was negative, causing a 13.9% reduction in Chilean peso terms, compared to the same period of 2011.

In Colombia, revenues of Emgesa increased Ch$81.6 billion, or 16.4%, for the year ended December 31, 2012, mainly as a result of a 7.9% increase in physical sales attributable to greater hydroelectric generation. Additionally, the average energy sale price expressed in local currency increased as a result of higher wholesale market energy prices in effect since August 2012. The effect of currency translation from Colombian pesos to Chilean pesos caused a 3.4% increase in revenues in Chilean peso terms, compared to the same period of 2011.

Revenues of Edegel, our generation company in Peru, increased Ch$42.3 billion, or 17.6%, for the year ended December 31, 2012. This was due to the increase in the average energy sale price, as a consequence of the higher contract prices as a result of the indexation to fuel prices and the higher node price in effect since May 2012. The effect of currency translation increased revenues by 5.0% in Chilean peso terms, compared to the same period of 2011.

Distribution Business: Revenues

In Chile, revenues of our subsidiary Chilectra declined Ch$61.5 billion, or 5.9%, for the year ended December 31, 2012, as a consequence of a reduction in the average energy sales price during 2012, partly offset by 748 GWh higher physical sales, reaching 14,445 GWh for the year ended December 31, 2012 and Ch$4.3 billion from higher activity in other products and services businesses, relocating street lighting and networks. The number of customers increased by 21,422, exceeding 1.6 million.

In Argentina, revenues of Edesur increased by 14.8% for the year ended December 31, 2012, mainly due to higher average energy sales prices in local currency, as well as a 2.9% increase in physical sales. Physical sales reached 17,738 GWh for the year ended December 31, 2012. The number of customers remained constant at approximately 2.4 million. The effect of currency translation was an 8.6% reduction of revenues in Chilean peso terms, compared to the same period of 2011.

In Peru, revenues of Edelnor increased 16.9% for the year ended December 31, 2012, mainly due to an increase in physical sales, which increased 4.4%, in addition to a higher average sales price in local currency.

Other operating revenues increased by Ch$3.3 billion and revenues of other services increased by Ch$1.2 billion, mainly due to new connections. The number of customers grew by 59,027, to more than 1.2 million customers, and physical sales reached 6,863 GWh for the year ended December 31, 2012. The effect of currency translation increased revenues by 5.0% in Chilean peso terms, compared to the same period of 2011.

In Brazil, the revenues of our subsidiary Ampla decreased 3.9% for the year ended December 31, 2012, mainly as a result of the effect of currency translation which caused a 13.9% reduction for the year ended December 31, 2012 when compared to the same period of 2011, in spite of a 5.8% increase in physical sales and higher average energy sales prices expressed in local currency. Physical sales for the year ended December 31, 2012 reached 10,816 GWh and the number of customers of Ampla increased by 68,849 customers, exceeding 2.7 million. Revenues of Coelce decreased 6.2% for the year ended December 31, 2012, mainly as a result of the Chilean peso translation effect, which caused a 13.9% decrease for the year ended December 31, 2012. This decrease resulted in a Ch$53 billion decrease in operating revenues, despite a physical sales increase of 10.1% and increases in the average sales price in local currency. The number of customers for Coelce increased by 113,785 for the year ended December 31, 2012, to more than 3.3 million and physical sales were 9,878 GWh for the year ended December 31, 2012.

In Colombia, revenues of our subsidiary Codensa increased 9.0% for the year ended December 31, 2012 as a result of greater physical sales, which increased 3.9% during the period and higher average sales prices when expressed in local currency. Physical sales reached 13,364 GWh for the year ended December 31, 2012 and the number of customers increased by 96,071 to more than 2.7 million customers. The effect of currency translation increased revenues by 3.4% in Chilean peso terms, compared to the same period of 2011.

Operating Costs

Operating costs consist primarily of electricity purchases from third parties, fuel purchases, depreciation, amortization and impairment losses, maintenance costs, tolls paid to transmission companies, and employee salaries. Operating costs also include administrative and selling expenses.

The following table shows the breakdown of our operating costs, as a percentage of total operating costs, for the years ended December 31, 2012 and 2011. Our cost structure remained substantially the same in 2012 and 2011.

	Year ended December 31,
	2012	2011
	(percentage of total costs of operations)
Electricity purchases	36.5%	35.5%
Fuel purchases	15.4%	14.9%
Other Variable cost	12.0%	12.9%
Other fixed costs	10.0%	10.9%
Depreciation, amortization and impairment losses	9.6%	11.3%
Transmission tolls	9.2%	7.9%
Staff benefit costs	7.2%	6.6%

	100%	100%

The table below sets forth the breakdown of operating costs by company for the years ended December 31, 2012 and 2011:

	Year ended December 31,
	2012	2011	Change	% Change
	(in million of Ch$)
Generation and Transmission Business
Endesa and subsidiaries (Chile)	980,366	859,191	121,175	14.1%
Endesa Costanera (Argentina)	317,228	335,344	(18,116)	(5.4)%
El Chocón (Argentina)	24,328	24,599	(271)	(1.1)%
Cachoeira Dourada (Brazil)	50,071	36,365	13,706	37.7%
Endesa Fortaleza (Brazil)	97,314	80,299	17,015	21.2%
CIEN (Brazil)	35,583	(8,863)	44,446	N/A
Emgesa (Colombia)	242,490	245,061	(2,571)	(1.0)%
Edegel (Peru)	181,072 (2,274)	135,187 (1,531)	45,885 (743)	33.9%
Less: Intercompany Transactions				48.5%

Total	1,926,178	1,705,652	220,526	12.9%

Distribution Business
Chilectra and subsidiaries (Chile)	851,363	926,506	(75,143)	(8.1)%
Edesur (Argentina)	375,344	416,895	(41,551)	(10.0)%
Edelnor (Peru)	314,945	259,409	55,536	21.4%
Ampla (Brazil)	900,521	943,612	(43,091)	(4.6)%
Coelce (Brazil)	675,422	678,458	(3,036)	(0.4)%
Codensa (Colombia)	643,402	630,025	13,377	2.1%

Total	3,760,997	3,854,905	(93,908)	(2.4)%
Less: Consolidation Adjustments and Other Businesses	(606,473)	(591,988)	(14,485)	2.4%

Total	5,080,702	4,968,569	112,133	2.3%

Generation and Transmission Business: Operating Costs

The operating costs of Endesa Chile increased Ch$121.2 billion, or 14.1%, for the year ended December 31, 2012, mainly as a result of an increase of Ch$53.1 billion in fuel consumption costs. This increase in fuel consumption costs was principally a result of greater LNG generation, and Ch$31.7 billion greater transportation costs as a consequence of higher tolls related to the drought in the south central area of the country. The cost of energy purchases increased Ch$11.3 billion due to higher spot market purchase prices. In addition, depreciation and impairment losses increased Ch$20.4 billion for the year ended December 31, 2012 and fixed costs increased Ch$16.4 billion. Production decreased 2.5% to 20,194 GWh for the year ended December 31, 2012.

In Argentina, operating costs of Endesa Costanera decreased Ch$18.1 billion, or 5.4%, for the year ended December 31, 2012, mainly due to a Ch$30.7 billion decrease in procurement and services costs resulting from a Ch$27.8 billion decrease in fuel consumption costs and a Ch$3.1 billion decrease in transportation costs. This was partially offset by a Ch$5.7 billion increase in personnel costs and other fixed costs mainly due to union negotiations and a higher number of employees and a Ch$6.9 billion increase in depreciation and impairment losses. Production increased 1.1% to 8,488 GWh for the year ended December 31, 2012. Operating costs of El Chocón decreased 1.1% due to a Ch$2.7 billion decrease in procurement and services costs. This decrease is primarily the result of a Ch$1.6 billion decrease in energy purchases costs and a Ch$1 billion decrease in other variable procurement costs, as a consequence of 2,801 GWh generation for the year ended December 31, 2012, a 16.5% increase compared to the year ended December 31, 2011. This was partially offset by a Ch$2.1 billion increase in other fixed costs. The effect of currency translation on our Argentine subsidiaries caused an 8.6% decrease of operating costs in Chilean peso terms, compared to the same period of 2011.

In Brazil, the operating costs of Cachoeira Dourada increased 37.7%, or Ch$13.7 billion, to Ch$50.1 billion for the year ended December 31, 2012. This increase is primarily the result of a Ch$11.6 billion increase in procurement and services costs due to a Ch$10.8 billion increase in energy purchases costs and a Ch$2.9 billion increase in depreciation and impairment losses. Energy generation for the year ended December 31, 2012 reached 3,722.4 GWh, 19.3% more than the previous year. The operating costs of Endesa Fortaleza increased by Ch$17 billion for the year ended December 31, 2012, primarily as a result of a Ch$16.5 billion increase in procurement and services costs, which in turn was a result of a Ch$17.9 billion increase in energy purchases costs and a Ch$3.2 billion increase in other variable costs, partially offset by a Ch$4 billion decrease in fuel purchases. Energy generation reached 1,454.5 GWh, a 40.7% increase from the year ended December 31, 2011. Operating costs of CIEN increased by Ch$44.4 billion, which is primarily the result of a provision reversal for accounts receivable considered not recoverable for Ch$20.9 billion for the year ended December 31, 2011 and another amounting to Ch$27.8 billion, corresponding to sales tax that did not apply in 2012. The effect of currency translation on our Brazilian companies caused a 13.9% decrease in operating costs in Chilean peso terms, compared to the same period of 2011.

The operating costs of Emgesa decreased Ch$2.6 billion or 1.0% for the year ended December 31, 2012, mainly as a result of a Ch$40 billion decrease in fixed costs resulting from the non-recurring effect of the equity tax reform driven by the Colombian government during the first trimester of 2011 and which led to a Ch$43.5 billion negative effect on Emgesa’s operating result for the year ended December 31, 2012. This was partially offset by a Ch$36.2 billion increase in procurement and services costs, due to a Ch$19.7 billion increase in costs of energy purchases as a consequence of higher spot market energy purchase prices, and a Ch$12.3 billion increase in fuel consumption cost; in addition depreciation, amortization and impairment losses increased Ch$1.2 billion. Energy generation reached 13,294 GWh in 2012, which represents a 10% increase when compared to 2011, which increase was mainly attributable to increased hydroelectric generation. The effect of currency translation caused a 3.4% increase in operating costs in Chilean peso terms, compared to the same period of 2011.

Operating costs of Edegel increased Ch$45.9 billion, or 33.9%, mainly as a consequence of Ch$15.2 billion greater personnel costs due to the one time effect of a provision reversal registered in 2011 of Ch$14.6 billion in personnel expenses. Additionally, energy purchase costs increased Ch$14.7 billion as a result of greater spot market physical purchases, along with Ch$6.1 billion greater fuel consumption costs, partially due to greater diesel generation, in both cases as the result of maintenance performed to the dual gas units. Transportation costs increased by Ch$3.3 billion and depreciation, amortization and impairment losses increased by Ch$2.2 billion. Energy generation fell 4.5% to 8,740.3 GWh for the year ended December 31, 2012. The effect of currency translation caused a 5.0% increase in costs in Chilean peso terms, compared to the same period of 2011.

Distribution Business: Operating Costs

The operating costs of Chilectra decreased Ch$75.1 billion, or 8.1%, for the year ended December 31, 2012, due to a Ch$75.9 billion decrease in procurement and services costs. This decrease was primarily the result of a Ch$85.4 billion decrease in energy purchases partially offset by a Ch$7 billion increase in transportation costs and a Ch$2.6 billion increase in other variable costs. Physical energy losses decreased by 0.1 percentage points to 5.4% for the year ended December 31, 2012.

The operating costs of Edesur decreased Ch$41.6 billion, or 10.0%, for the year ended December 31, 2012. This decrease is principally the result of a Ch$105.7 billion decrease in depreciation, amortization and impairment losses because a Ch$106.5 billion impairment loss related to Property, Plant and Equipment was booked during the fourth quarter of 2011, which almost covers the total amount of equity risk that this company represents for Enersis. This decrease was partially offset by a Ch$33.5 billion increase in procurement and services costs that was primarily the result of an increase in energy purchase costs. Higher energy purchase costs in turn resulted from a higher average purchase price and an increase in physical purchases. Additionally, fixed operating costs increased by Ch$30.6 billion, due to an increase in wage costs caused by inflation, the entry into agreements with union employees and an increase in other fixed costs of contracted procurement and services which have experienced an overall price increase due to inflation. Edesur’s negative operating performance was attributable to an increase in operating costs as a result to inflation in Argentina, without a corresponding tariff increase due to delays by the Argentine Government in complying with certain obligations contained in Edesur’s agreement with the Argentine Government. This non-compliance primarily consists of failure to observe the cost monitoring mechanism set forth in the agreement, which requires recognition of tariff adjustments every six months and the performance of an overall tariff revision. Physical energy losses increased by 0.1 percentage points to 10.6% for the year ended December 31, 2012. The effect of currency translation caused an 8.6% decrease in operating costs in Chilean peso terms, compared to the same period of 2011.

The operating costs of Edelnor increased Ch$55.5 billion, or 21.4%, for the year ended December 31, 2012, mainly due to a Ch$41.1 billion increase in procurement and services costs, as a consequence of a Ch$40 billion increase in energy purchase costs and Ch$1.1 billion in other variable costs. Additionally, personnel costs increased by Ch$8.3 billion mainly due to a Ch$5.4 billion one time reversal of a personnel expense provision booked in 2011. Physical energy losses remained stable at 8.2% for the year ended December 31, 2012. The effect of currency translation caused a 5.0% increase in operating costs in Chilean peso terms, compared to the same period of 2011.

In Brazil, the operating costs of Ampla decreased Ch$43.1 billion, or 4.6%, for the year ended December 31, 2012. This decrease was primarily the result of a Ch$50.8 billion decrease in procurement and services costs, which decrease resulted from a Ch$50 billion decrease in energy purchase costs and a Ch$37 billion decrease in other variable procurement costs, partially offset by a Ch$36.1 billion increase in transportation costs. Additionally, fixed costs decreased by Ch$10.2 billion, partially offset by a Ch$17.9 billion increase in depreciation, amortization and impairment losses costs. Physical energy losses decreased by 0.1 percentage points to 19.6% for the year ended December 31, 2012. The operating costs of Coelce decreased by Ch$3 billion, or 0.4%, for the year ended December 31, 2012. This decrease is primarily the result of a Ch$5 billion decrease in depreciation, amortization and impairment losses, partially offset by a Ch$1.3 billion increase in procurement and services costs resulting from a Ch$14.1 billion increase in energy purchases, partly offset by a Ch$12.5 billion decrease in other variable costs. Physical energy losses increased by 0.7 percentage points to 12.6% for the year ended December 31, 2012. For both Ampla and Coelce, the effect of currency translation caused a 13.9% reduction in operating costs in Chilean peso terms, compared to the same period of 2011.

Operating costs of Codensa increased by Ch$13.4 billion, or 2.1%, for the year ended December 31, 2012. This increase was primarily the result of a Ch$29.2 billion increase in procurement and services costs, primarily explained by a Ch$23.1 billion increase in energy purchases, a Ch$2.2 billion increase in energy transportation costs and a Ch$3.9 billion increase in other variable procurement cost. This was partially offset by a Ch$20.3 billion decrease in fixed costs related to the non-recurring effect of the Colombian Government’s equity tax reform promulgated in 2011, which caused a Ch$28.6 billion negative impact on operating results for the year ended December 31, 2011, but did not affect Codensa’s results for the year ended December 31, 2012. Physical energy losses decreased by 0.6 percentage points to 7.5% for the year ended December 31, 2012. The effect of currency translation caused a 3.4% increase in operating costs in Chilean peso terms, compared to the same period of 2011.

Operating Income

The following table summarizes operating income by company for the years ended December 31, 2012 and 2011.

	Year ended December 31,
	2012	2011	Change	% Change
	(in million of Ch$)
Generation and Transmission Business
Endesa and subsidiaries (Chile)	175,752	398,804	(223,052)	(55.9)%
Endesa Costanera (Argentina)	(22,088)	6,480	(28,568)	N.A.
El Chocón (Argentina)	24,865	23,742	1,123	4.7%
Cachoeira Dourada (Brazil)	105,124	90,281	14,843	16.4%
Endesa Fortaleza (Brazil)	41,872	49,186	(7,314)	(14.9)%
CIEN (Brazil)	36,940	68,781	(31,841)	(46.3)%
Emgesa (Colombia)	337,661	253,508	(84,153)	33.2%
Edegel (Peru)	101,052	104,655	(3,603)	(3.4)%
Less: Intercompany Transactions	(93)	(1,063)	970	(91.3)

Total	801,085	994,374	(193,289)	(19.4)%

Distribution Business
Chilectra and subsidiaries (Chile)	133,375	119,685	13,690	11.4%
Edesur (Argentina)	(54,102)	(137,170)	83,068	60.6%
Edelnor (Peru)	70,068	69,900	168	0.2%
Ampla (Brazil)	173,716	173,657	59	0.0%
Coelce (Brazil)	131,005	180,988	(49,983)	(27.6)%
Codensa (Colombia)	245,184	185,462	59,722	32.2

Total	699,246	592,522	106,724	18.0%
Less: Consolidation Adjustments and Other Businesses	(3,366)	(20,585)	17,219	(83.6)%

Total	1,496,965	1,566,311	(69,346)	(4.4)%

Non-Operating Results

The following table shows the non-operating results for the years ended December 31, 2012 and 2011.

	Year ended December 31,
	2012	2011	Change	% Change
	(in million of Ch$)
Financial result
Financial income	264,709	233,613	31,096	13.3%
Financial costs	(453,447)	(465,411)	11,964	2.6%
Gain (loss) for indexed assets and liabilities	(12,682)	(25,092)	12,410	49.5%
Net foreign currency exchange differences	(14,769)	20,305	(35,074)	N/A

Total	(216,189)	(236,585)	20,396	8.6%

Other non-operating results
Total gain (loss) on sale of non-current assets not held for sale	14,094	(5,853)	19,947	N/A
Other non-operating income	10,583	9,504	1,079	11.4%

Total	24,677	3,651	21,026	N/A
Non-operating results	(191,512)	(232,934)	41,422	17.8%

Financial Result

The total financial result for the year ended December 31, 2012 was a Ch$216.2 billion expense, which represents an 8.6% reduction, or Ch$20.4 billion, when compared to 2011. The above is primarily the result of:

Financial income increased Ch$31.1 billion as a result of the valuation of the current value of non-amortized assets at the concession expiration date of Ampla and Coelce based on the net replacement value of electricity assets depreciated by Ch$112.3 billion, partially offset by (1) a decrease in the current value of Cachoeira Dourada’s accounts receivables from CELG Distribuiçao S.A. of Ch$24.3 billion, (2) a Ch$15 billion decrease in income from cash deposits, (3) a Ch$10 billion decrease in income from pension plan assets in Brazil, (4) a decrease in income from Endesa Eco related to the value of the put option of Canela equivalent to Ch$6.6 billion and (5) a decrease in financial income of Endesa Costanera due to the Ch$2.6 billion accounts receivable from CAMMESA.

Financial expenses decreased Ch$12 billion mainly due to (1) a Ch$20.6 billion decrease in financial expenses of CIEN, caused by a lower level of average debt during the period and lower current value of fines imposed, (2) a Ch$19.4 billion decrease in financial expenses of Ampla due to a lower current value of contingencies, (3) a Ch$9.6 billion decrease in financial expenses of Endesa Fortaleza and (4) a Ch$7.5 billion decrease in financial expenses of Investluz, in both cases due to lower current value of contingencies for the year ended December 31, 2012. The aforementioned is partially offset by a Ch$24.3 billion increase in financial expenses of Coelce due to the current value of litigations and fines imposed and a Ch$20.5 billion increase in financial expenses of Edesur due to greater interest expenses on loans and accounts payable to CAMMESA.

Expenses per adjustment units declined Ch$12.4 billion due to the impact of the change in value of the UF on the debt, denominated in UF, that some companies have in Chile. This is due to a 2.5% increase in the value of the UF for the year ended December 31, 2012 compared to a 3.9% increase for the year ended December 31, 2011.

These amounts were partially offset by greater currency exchange differences, which increased Ch$35.1 billion mainly due to (1) a Ch$7.6 billion loss caused by exchange rate variations on cash and cash equivalents, (2) a Ch$19.1 billion loss related to accounts receivables and other receivables in U.S. dollars and (3) a Ch$9 billion loss in other non-financial assets.

Result of Asset Sales

The result from asset sales led to a positive variation of Ch$20 billion, mainly explained by booking a Ch$10.7 billion loss in 2011 related to the sale of our electrical parts procurement business, Compañía Americana de Multiservicio Ltda. (CAM), and Synapsis Soluciones y Servicios IT Ltda. and Ch$5.7 billion greater income from the sale of real property of Coelce and of Inmobiliaria Manso de Velasco in 2012.

The total non-operating result therefore showed a decrease of Ch$41.4 billion over the same period of the previous year.

Net Income

The following table sets forth our net income for the periods indicated.

	Year ended December 31,
	2012	2011	Change	% Change
	(in million of Ch$)
Operating income	1,496,965	1,566,311	(69,346)	(4.4)%
Non-operating results	(191,512)	(232,934)	41,422	(17.8)%

Net income before taxes	1,305,453	1,333,377	(27,924)	(2.1)%
Income tax	(411,891)	(460,837)	48,946	(10.6)%
Net Income from Continuing Operations After Tax	893,562	872,540	(21,022)	(2.4)%
Net income from discontinued operations	0	0	0	0.0%

Net Income	893,562	872,540	(21,022)	(2.4)%

Net Income attributable to: Shareholders of Enersis	377,351	375,471	1,880	0.5%

Net income attributable to: Non-controlling interests	516,211	497,069	19,142	3.9%

Corporate Income Tax

Income tax declined Ch$49 billion, primarily as a result of (1) a Ch$61 billion decrease in taxes of Endesa Chile, (2) a Ch$16.4 billion decrease in taxes of Endesa Costanera, (3) a Ch$15.2 billion decrease in taxes of Edesur, (4) a Ch$19.2 billion decrease in taxes of Enersis, (5) a Ch$10.3 billion decrease in taxes of Cachoeira Dourada, (6) a Ch$9.7 billion decrease in taxes of San Isidro, (7) a Ch$7.5 billion decrease in taxes of Coelce, (8) a Ch$8.4 billion decrease in taxes of CIEN, and (9) a Ch$8.8 billion decrease in taxes of Chilectra. These amounts were partially offset by (1) a Ch$43.8 billion increase in taxes of Pehuenche, (2) a Ch$16.9 billion increase in taxes of Emgesa, (3) a Ch$9.7 billion increase in taxes of Codensa and (4) a Ch$3.5 billion increase in taxes of Edegel.

3. Results of Operations for the Years ended December 31, 2011 and December 31, 2010

Net income in 2011 decreased 20.7%, from Ch$1,100.7 billion in 2010 to Ch$872.5 billion in 2011. This decrease of Ch$228.1 billion is attributable primarily to the accounting impairment recorded in our books in connection with our Argentine subsidiaries, Edesur and Endesa Costanera, coupled with an increase in income tax. The decrease in net income attributable only to shareholders of Enersis (excluding the decrease in net income attributable to non-controlling interests) amounted to Ch$110.8 billion.

In 2011, we recorded an impairment loss in Property, Plant and Equipment of Ch$106.4 billion attributable to our operating costs in Edesur, an impairment in tax credits of Ch$44.9 billion for Edesur and Endesa Costanera, and a goodwill impairment of Ch$14.4 billion associated with our acquisitions of Edesur and Endesa Costanera.

We implemented the impairment loss in connection with Edesur due to the sustained period of uncertainty in the Argentine electricity sector as to whether distribution tariff adjustments would be carried out by Argentine regulatory authorities to reflect our increased costs in providing electricity service. Since the enactment of Argentina’s Public Emergency Law in 2002, our costs of providing electricity service have been subject to significant increases, without adequate tariff increases. Although Edesur did receive an increase in VAD in 2007, ENRE has not allowed much higher operating costs in 2010 and 2011 to be passed through to final tariffs.

Since 2007, increases in tariffs have not occurred due to delays in fulfillment of requirements of the Agreement Act signed between the Republic of Argentine and Edesur in August 2005, particularly with regards to the semi-annual recognition of tariff adjustments under the cost monitoring mechanism and the implementation of the integral tariff review, each as prescribed in the Agreement Act, the absence of which are severely affecting Edesur’s viability as a going concern. Given the already long period during which tariff adjustments had not been made, and our assessment of the prospects of any future tariff adjustments, at the end of 2011 we recorded the impairment loss and reversal of goodwill related to Edesur.

In connection with Endesa Costanera, our impairment loss was attributable to the inability to obtain revenues which would allow a recovery of costs and to a sustained working capital deficit over a very long period. In addition, our Argentine generator has encountered difficulties in obtaining the timely payment of receivables from CAMMESA, the operator of the Argentine electricity market. This situation affected Endesa Costanera’s viability as a going concern.

Additionally, we incurred Ch$70 billion in higher income taxes (excluding impairment on tax credits mentioned above).

The order in which the countries are ranked in these tables is according to their contribution to our 2011 operating income.

Revenues

Generation and Transmission Business

The following table sets forth the physical electricity sales of our subsidiaries and their corresponding changes for the twelve-month periods ended on December 31, 2011 and 2010.

	Physical sales during Year ended December 31,
	2011	2010	Change	% Change
		(GWh)
Endesa Chile (Chile) (1)	22,070	21,847	222	1.0%
Emgesa (Colombia)	15,112	14,817	295	2.0%
Edegel (Peru)	9,450	8,598	851	9.9%
Cachoeira Dourada (Brazil)	3,986	3,833	153	4.0%
Endesa Fortaleza (Brazil)	2,842	2,957	(115)	(3.9)%
El Chocón (Argentina)	2,888	3,361	(473)	(14.1)%
Endesa Costanera (Argentina)	8,493	8,018	476	5.9%

Total	64,840	63,431	1,409	2.2%

(1)	Includes Endesa Chile and its generation subsidiaries.

Distribution Business

Distribution revenues are derived mainly from the resale of electricity purchased from generators. Revenues associated with distribution include the recovery of the cost of electricity purchased and the resulting revenue from the VAD, which is associated with the recovery of costs and the return on the investment with respect to the distribution assets plus the losses permitted in the regulatory tariffs. Other revenue deriving from our distribution services consists of charges related to new connections and the maintenance and rental of meters.

The following table sets forth the physical electricity sales of our subsidiaries, by country, and their corresponding variations for the years ended December 31, 2011 and 2010.

	Physical sales during Year ended December 31,
	2011	2010	Change	% Change
	(GWh)
Codensa (Colombia) (1)	12,857	12,515	342	2.7%
Coelce (Brazil)	8,970	8,850	120	1.4%
Ampla (Brazil)	10,223	9,927	296	3.0%
Chilectra (Chile)	13,697	13,098	599	4.6%
Edelnor (Peru)	6,572	6,126	446	7.3%
Edesur (Argentina)	17,233	16,759	474	2.8%

Total	69,552	67,274	2,278	3.4%

(1)	Values for Codensa include the proportional consolidation of 49.0% of DECSA. This consolidation also affects other figures in this section, such as operating income, revenues, operating costs and number of clients.

Revenues by Business Segment

The table below presents our revenues for 2011 and 2010:

	Year ended December 31,
	2011	2010	Change	% Change
	(in million of Ch$)
Generation and Transmission Business
Endesa Chile and subsidiaries (Chile)	1,257,995	1,345,371	(87,376)	(6.5)%
Emgesa (Colombia)	498,569	507,527	(8,958)	(1.8)%
Edegel (Peru)	239,842	211,263	28,579	13.5%
Cachoeira Dourada (Brazil)	126,646	115,663	10,983	9.5%
CIEN (Brazil)	59,918	98,909	(38,991)	(39.4)%
Endesa Fortaleza (Brazil)	129,485	150,371	(20,886)	(13.9)%
El Chocón (Argentina)	48,341	57,173	(8,832)	(15.4)%
Endesa Costanera (Argentina)	341,824	295,231	46,593	15.8%
Less: Intercompany Transactions	(2,594)	(904)	(1,690)	186.9%

Total	2,700,026	2,780,604	(80,578)	(2.9)%

Distribution Business
Codensa (Colombia)	815,487	785,890	29,597	3.8%
Coelce (Brazil)	859,446	940,654	(81,208)	(8.6)%
Ampla (Brazil)	1,117,269	1,046,387	70,882	6.8%
Chilectra and subsidiaries (Chile)	1,046,191	1,016,997	29,194	2.9%
Edelnor (Peru)	329,309	307,159	22,150	7.2%
Edesur (Argentina)	279,725	295,539	(15,814)	(5.4)%

Total	4,447,427	4,392,626	54,801	1.2%
Less: Consolidation Adjustments and Other Businesses	(612,573)	(609,649)	(2,924)	0.5%

Total	6,534,880	6,563,581	(28,701)	(0.4)%

Generation and Transmission Business: Revenues

Revenues in Chile in 2011 decreased by 6.5%, mainly due to lower energy sales, principally due to a lower average sale price, partially offset by larger physical sales which increased by 1.0%, reaching 22,070 GWh in 2011.

In Colombia, revenues of Emgesa decreased by Ch$9.0 billion, or 1.8%, principally due to a 4.0% reduction in the average energy sale price which was partially offset by an increase in physical sales of 2.0% as a consequence of higher hydroelectric generation, totaling 15,112 GWh. The “currency translation effect” (from translating local Colombian pesos into Chilean pesos) on revenues was negative, causing a decline of 2.6% in peso terms.

Revenues of Edegel, our Peruvian generating company, increased by Ch$28.6 billion, or 13.5%, in 2011 This was principally the result of a 9.9% growth in physical sales, totaling 9,450 GWh in 2011, as well as an increase in the average energy sale price for 2011. The currency translation effect on revenues was negative, causing a decline of 2.7% in peso terms.

Revenues of Cachoeira Dourada rose by 9.5% in 2011, mainly as a result of an increase in average sales prices, expressed in local currency, and an increase in physical sales of 153 GWh, to 3,986 GWh, for the year.

Revenues of CIEN fell by 39.4% in 2011, mainly due to the fact that the Annual Permitted Revenue (APR) was booked since mid April. The APR remunerates the company’s transmission assets, causing lower revenues than the energy-export revenues to Argentina generated during 2010.

Revenues of Endesa Fortaleza decreased by 13.9% in 2011, mainly due to lower sales prices and a reduction in physical sales of 115 GWh, to 2,842 GWh. In our Brazilian companies, the currency translation effect on revenues was negative, causing a slight decline of 0.2% in peso terms, in comparison to 2010.

In Argentina, revenues of Endesa Costanera rose by 15.8% in 2011, principally as a result of an increase in physical sales and higher average prices. Physical sales reached 8,493.3 GWh in 2011 compared to 8,017.7 GWh in 2010.

Revenues of El Chocón fell by 15.4% in 2011, explained by a decrease in generation of 19.2% compared to 2010, due to lower hydroelectric availability, which in turn was a result of reservoir controls at levels limited by each river basin. For both Argentine companies, the net effect of translating results from the Argentine peso to the Chilean peso was negative, resulting in a 10.1% decline in revenues in peso terms.

Distribution Business: Revenues

In Colombia, revenues of our subsidiary Codensa increased by 3.8%, mainly as result of a 3.6% increase in the average sale price in local currency, a 2.7% increase in physical sales to 12,857 GWh, and increases in other operating revenues, which rose by Ch$3.9 billion. This was partially offset by the currency translation effect, which resulted in a decline in revenues of 2.6% as expressed in peso terms. The number of customers rose by 70,357, for an aggregate total of over 2.6 million.

In Brazil, revenues of Coelce decreased by 8.6% in 2011, mainly due to a 6.1% drop in the average sale price in local currency, a reduction of Ch$98.1 billion in revenues due to the construction of fixed assets in the concession area and the currency translation effect which resulted in a fall of revenues of 0.2% in peso terms. This was partially offset by a 1.4% rise in physical sales to 8,970 GWh in 2011. The number of customers rose by 129,778 in 2011, for an aggregate total of over 3.2 million.

Revenues of our subsidiary Ampla rose by 6.8% in 2011, mainly due to a 3.0% increase in physical sales (to 10,223 GWh), a 2.2% increase in the average sale price in local currency, and an increase in other operating revenues of Ch$21.0 billion. This was partially offset by the currency translation effect, which resulted in a decline of revenues of 0.2% in peso terms. The number of customers rose by 72,881, for an aggregate total exceeding 2.6 million.

In Chile, revenues of our subsidiary Chilectra increased by Ch$29.2 billion or 2.9% in 2011, principally due to greater electricity demand, which was reflected by a 4.6% increase in physical sales (reaching 13,697 GWh in 2011). This was partially offset by a slight decrease of 0.6% in the average sale price and a Ch$3.2 billion decrease in other operating revenues. The number of customers rose by 28,325, reaching an aggregate total of over 1.6 million.

In Peru, revenues of Edelnor increased by 7.2% in 2011, due to a 7.3% increase in physical sales to 6,572 GWh and an 8.6% increase in average sales prices in local currency. This was partially offset by a decrease of Ch$3.2 billion in other operating revenues and the currency translation effect which resulted in a decline of revenues of 2.7% in 2011 in peso terms. The number of customers rose by 46,501, to an aggregate total exceeding 1.1 million.

In Argentina, revenues of Edesur decreased by 5.4% in 2011 due mainly to the currency translation effect that resulted in a decrease in revenues of 10.1% in peso terms. This was partially offset by a 2.8% increase in physical sales and a Ch$0.5 billion increase in other operating revenues. Average sale prices in local currency remained the same as in 2010, as well as physical energy losses, at a level of 10.5%. The number of customers rose by 35,885, to an aggregate total of almost 2.4 million.

Operating Costs

Operating costs primarily consist of electricity purchases from other parties, fuel purchases, depreciation, amortization and impairment losses, maintenance costs, tolls paid to transmission companies, and employee salaries. Operating costs also include Administrative and Selling expenses.

The following table shows the breakdown of operating costs as a percentage of total operating costs, for the years ended December 2011 and 2010. As can see it, the cost structure of the Company was virtually the same in 2011 and 2010.

	Year ended December 31
	2011	2010
	(percentage of total costs of operations)
Electricity purchases	35.5%	32.0%
Fuel purchases	14.9%	13.8%
Other variable cost	12.9%	18.3%
Depreciation, amortization and impairment losses	11.3%	11.5%
Other fixed costs	10.9%	9.3%
Transmission tolls	7.9%	8.4%
Staff benefit costs	6.6%	6.8%

	100%	100%

The table below sets forth the breakdown of operating costs for the years ending on December 31, 2011 and 2010:

	Year ended December 31,
	2011	2010	Change	% Change
	(in million of Ch$)
Generation and Transmission Business
Endesa Chile and subsidiaries (Chile)	859,191	832,601	26,590	3.2%
Emgesa (Colombia)	245,061	246,044	(983)	(0.4)%
Edegel (Peru)	135,187	140,944	(5,757)	(4.1)%
Cachoeira Dourada (Brazil)	36,365	39,800	(3,435)	(8.6)%
CIEN (Brazil)	(8,863)	70,853	(79,716)	(112.5)%
Endesa Fortaleza (Brazil)	80,299	91,257	(10,958)	(12.0)%
El Chocón (Argentina)	24,599	25,522	(923)	(3.6)%
Endesa Costanera (Argentina)	335,344	284,391	50,953	17.9%

Less: Intercompany Transactions	(1,531)	(902)	(629)	69.7%

Total	1,705,652	1,730,510	(24,858)	(1.4)%
Distribution Business
Codensa (Colombia)	630,025	578,667	51,358	8.9%
Coelce (Brazil)	678,458	757,490	(79,032)	(10.4)%
Ampla (Brazil)	943,612	925,698	17,914	1.9%
Chilectra and Subsidiaries (Chile)	926,506	905,231	21,275	2.4%
Edelnor (Peru)	259,409	242,210	17,199	7.1%
Edesur (Argentina)	416,895	291,595	125,300	43.0%

Total	3,854,905	3,700,891	154,014	4.2%
Less: Consolidation Adjustments and Other Businesses	(591,988)	(572,121)	(19,867)	3.5%

Total	4,968,569	4,859,280	109,289	2.2%

Generation and Transmission Business: Operating Costs

Operating costs in Chile increased by 3.2% in 2011 compared to 2010, totaling Ch$859.2 billion. Lower hydroelectric generation forced the company to use thermal energy more intensively, and this caused the procurement and services costs to increase by 2%, or Ch$13.4 billion, with higher energy purchases costs of Ch$66.3 billion and fuel consumption costs of Ch$32.1 billion, partially offset by lower transport expenses of Ch$46.1 billion and other variable costs of Ch$38.9 billion. In addition, personnel expenses rose by Ch$7.3 billion and depreciation, amortization and impairment losses by Ch$3.8 billion. Production totaled 20,722 GWh, 0.9% lower than in 2010.

Operating costs of Emgesa decreased by Ch$1.0 billion, or 0.4%, mainly due to reduced energy purchases of Ch$43.3 billion and reduced fuel costs of Ch$3.8 billion. This was partially offset by higher fixed costs, which resulted from the one-time effect of the equity tax reform of Ch$40.2 billion (which required the booking of the entire amount of this tax payable for the four year period 2011-2014 on January 1, 2011) added to increased transport costs of Ch$4.0 billion, other variable costs of Ch$1.3 billion and a higher charge for depreciation, amortization and impairment of Ch$0.7 billion associated with the increase in generation of 7.2% to 12,090 GWh in 2011. The currency translation effect resulted in a 2.6% decrease in operating costs in peso terms.

Edegel declined by Ch$5.8 billion, or 4.1%, largely due to a reduced personnel expenses of Ch$8.8 billion, reduced energy purchase costs of Ch$1.7 billion and a reduced charge for depreciation, amortization and impairment of Ch$1.5 billion. This was partially offset by an increase in fuel costs of Ch$3.9 billion, resulting from an increase of energy generation of 8.1% to 9,153 GWh. The currency translation effect resulted in a reduction of 2.7% in the operating costs expressed in peso terms.

Operating costs of Cachoeira Dourada decreased by 8.6%, or Ch$3.4 billion, to Ch$36.4 billion in 2011, mainly due to reduced costs for impairment losses of Ch$3.9 billion following the reaching of an agreement with CELG Distribução S.A. to reverse an account payable provision, which was partially offset by increased transport costs of Ch$0.4 billion and a rise in personnel expenses of Ch$0.1 billion. Generation reached 3,121 GWh in 2011, a fall of 9.0% compared to 2010.

Operating costs of CIEN fell by Ch$79.7 billion in 2011, a decrease greater than the total of costs for 2010. This is due to lower procurement and services costs of Ch$41.5 billion (largely due to the reversal on the transport tolls taxes provision) and a lower charge for depreciation, amortization and impairment of Ch$36.7 billion (such decrease due to the fact that depreciation was adjusted to the useful lives of the assets of the concession period in 2010). The currency translation effect resulted in a reduction of 0.2% in the operating costs expressed in peso terms.

Operating costs of Endesa Fortaleza fell by Ch$11.0 billion in 2011, or 12.0%, mainly due to lower energy purchase costs of Ch$4.7 billion, lower fuel purchase costs of Ch$1.8 billion and a decrease in other variable costs of Ch$4.8 billion. Generation reached 1,033 GWh in 2011, a fall of 37.9% from the prior year, due to a lower dispatch. The currency translation effect in both Brazilian companies resulted in a reduction of 0.2% in the cost of sales expressed in peso terms.

Operating costs of our subsidiary El Chocón declined by Ch$0.9 billion in 2011, or 3.6%. This was mainly due to a decrease in other variable costs of Ch$1.6 billion, partially offset by an increase in the cost of energy purchases of Ch$0.8 billion. Generation reached 2,404 GWh in 2011, a fall of 19.2% compared to the prior year. The currency translation effect resulted in a reduction of 10.1% in the cost of sales expressed in peso terms.

Operating costs of Endesa Costanera rose by Ch$51.0 billion in 2011 or 17.9%. This was mainly due to an increase in procurement and services costs of Ch$48.5 billion, or 19.4%, (such increase largely due to a higher cost of fuel consumption of Ch$40.2 billion) and higher transport expenses of Ch$4.4 billion resulting from a 5.4% increase in production to 8,397 GWh in 2011. Personnel expenses rose by Ch$4.4 billion, partially offset by a reduction in the charge for depreciation, amortization and impairment of Ch$1.1 billion and a reduction in other fixed costs of Ch$0.8 billion. The currency translation effect resulted in a reduction of 10.1% in the cost of sales expressed in peso terms.

Distribution Business: Operating Costs

Operating costs of Codensa increased by Ch$51.4 billion, or 8.9%, in 2011, mainly due to higher energy purchase costs of Ch$20.6 billion, higher fixed costs due to the impact of an equity tax reform charge of Ch$19.7 billion, which required booking the entire amount of the tax payable for the four year period (2011-2014) on January 1, 2011, higher variable costs of Ch$3.4 billion and higher personnel expenses of Ch$2.5 billion. Physical energy losses fell by 0.4 percentage points to 8.1% in 2011. The currency translation effect resulted in an increase of 2.6% in the cost of sales expressed in peso terms.

Operating costs of Coelce decreased by Ch$79.0 billion, or 10.4%, in 2011. This is mainly due to a decrease in other variable costs of Ch$96.8 billion (due to a reduction in fixed asset construction costs in the concession area) and a reduced charge for depreciation, amortization and impairment of Ch$6.3 billion. This is partially offset by an increase in energy purchase costs of Ch$26.0 billion and personnel expenses of Ch$4.0 billion. Physical energy losses fell by 0.2 percentage points to 11.9% in 2011. In each of Ampla and Coelce, the currency translation effect resulted in a reduction of 0.2% in the cost of sales expressed in peso terms.

Operating costs of our subsidiary Ampla grew by Ch$17.9 billion, or 1.9% in 2011. This is mainly due to increases in the cost of energy purchases of Ch$34.8 billion, in other operating costs of Ch$18.3 billion (primarily due to the construction of fixed assets in the concession area, for Ch$18.0 billion), in transport costs of Ch$10.3 billion and in personnel expenses of Ch$2.0 billion. This was partially offset by a decrease in the charge for depreciation, amortization and impairment of Ch$48.7 billion, primarily due to impairment losses booked in 2010. Physical energy losses fell by 0.8 percentage points to 19.7% in 2011.

Operating costs of Chilectra increased by Ch$21.3 billion, or 2.4%, in 2011, mainly due to increases in energy purchase costs of Ch$9.2 billion, transport costs of Ch$7.2 billion, and personnel expenses of Ch$4.7 billion, in addition to a charge for depreciation, amortization and an impairment of Ch$4.6 billion associated with Chilectra’s investment in Edesur. This was partially offset by a reduction in other fixed operating costs of Ch$3.8 billion, which was associated with reduced repairs, conservation and other activities. Physical sales declined by 0.3 percentage points to 5.5% in 2011.

Operating costs of Edelnor increased by Ch$17.2 billion, or 7.1% in 2011, mainly due to an increase in energy purchases of Ch$20.4 billion and a higher charge for depreciation, amortization and impairment of Ch$1.0 billion. This was partially offset by a reduction in other variable costs of Ch$3.2 billion and a reduction in personnel costs of Ch$1.1 billion. Physical energy losses decreased by 0.1 percentage points to 8.2%. The currency translation effect resulted in a decrease of 2.7% in the operating costs expressed in peso terms.

Operating costs of Edesur increased by Ch$125.3 billion, or 43.0% in 2011. This is primarily due to an impairment loss of Ch$106.5 billion taken at the Enersis level at the end of 2011 in connection with Edesur’s property, plant and equipment. This impairment loss is a result of the inadequate distribution tariff adjustments allowed for our Argentine subsidiary. Since the Argentine Public Emergency Law of 2002, our operating costs have been subject to significant inflationary pressures, without any corresponding tariff increases. Increases in tariffs have not occurred due to delays in the fulfillment of certain requirements of the Agreement Act executed by Edesur and the Republic of Argentina, particularly with regard to the semi-annual recognition of tariff adjustments under the cost monitoring mechanism and the implementation of an integral tariff review contemplated by the Agreement Act, the absence of which are severely affecting Edesur’s viability as a going concern. Additionally, personnel expenses increased by Ch$20.0 billion and other fixed costs increased by Ch$1.1 billion. In contrast, other variable costs declined by Ch$0.6 billion and the charge for depreciation fell by Ch$1.0 billion. Physical energy losses remained at 10.5% for both 2010 and 2011. The currency translation effect resulted in a reduction of 10.1% in the operating costs expressed in peso terms.

Operating Income

The following table summarizes operating income by company, for the years ended December 31, 2011 and 2010.

	Year ended December 31,
	2011	2010	Change	% Change
	(in million of Ch$)
Generation and Transmission Business
Endesa Chile and subsidiaries (Chile)	398,804	512,770	(113,966)	(22.2)%
Emgesa (Colombia)	253,508	261,483	(7,975)	(3.0)%
Edegel (Peru)	104,655	70,319	34,336	48.8%
Cachoeira Dourada (Brazil)	90,281	75,863	14,418	19.0%
CIEN (Brazil)	68,781	28,056	40,725	145.2%
Endesa Fortaleza (Brazil)	49,186	59,114	(9,928)	(16.8)%
El Chocón (Argentina)	23,742	31,651	(7,909)	(25.0)%
Endesa Costanera (Argentina)	6,480	10,840	(4,360)	(40.2)%

Less: Intercompany Transactions	(1,063)	(2)	(1,061)	N/A

Total	994,374	1,050,094	(55,720)	(5.3)%
Distribution Business
Codensa (Colombia)	185,462	207,223	(21,761)	10.5%
Coelce (Brazil)	180,988	183,164	(2,176)	(1.2)%
Ampla (Brazil)	173,657	120,689	52,968	43.9%
Chilectra and subsidiaries (Chile)	119,685	111,766	7,919	7.1%
Edelnor (Peru)	69,900	64,949	4,951	7.6%
Edesur (Argentina)	(137,170)	3,944	(141,114)	N/A

Total	592,522	691,735	(99,213)	(14.3)%
Less: Consolidation Adjustments and Other Businesses	(20,585)	(37,528)	16,943	(45.1)%

Total	1,566,311	1,704,301	(137,990)	(8.1)%

Non-Operating Results

The following table shows the non-operating results for the years ended December 31, 2011 and 2010:

	Year ended December 31,
	2011	2010	Change	% Change
	(in million of Ch$)
Financial result
Financial income	233,613	171,237	62,376	36.4%
Financial costs	(465,411)	(438,358)	(27,053)	(6.2)%
Gain (loss) for indexed assets and liabilities	(25,092)	(15,056)	(10,036)	(66.7)%
Net Foreign currency exchange differences	20,305	11,572	8,733	75.5%

Total	(236,585)	(270,605)	34,020	(12.6)%
Other non-operating results
Total gain (loss) on sale of non-current assets not held for sale	(5,853)	11,711	(17,564)	N/A
Other non-operating income	9,504	1,288	8,216	637,9%

Total	3,651	12,999	(9,348)	(71.9)%
Non-operating results	(232,934)	(257,606)	24,672	(9.6)%

Financial Result

Total financial result for the year 2011 was an expense of Ch$236.6 billion, a decrease of 12.6%, or Ch$34.0 billion, in comparison to 2010. This is due to higher financial income of Ch$62.4 billion, primarily the result of the booking of Ch$35.2 billion related to the agreement reached with CELG Distribução S.A., the effect of an updating of the pension fund assets in Brazil and higher cash investments, primarily in Chilectra, Endesa Fortaleza and Enersis. There was also a positive effect from net exchange differences of Ch$8.7 billion, primarily arising from Brazil. This was partially offset by higher financial costs of Ch$27.1 billion, (which resulted primarily from updating our pension fund liabilities in Brazil and a higher average cost of debt), and greater indexation charges of Ch$10.0 billion, due to the effect of the UF value variation on UF-denominated debt for some of our Chilean companies. This value variation is due the value of the UF increasing 3.9% in 2011, compared to an increase of 2.5% in 2010.

Result of Asset Sales

The result of asset sales shows a decrease of Ch$17.6 billion, mainly due to the one-time booking of the loss on the sale of CAM during 2011.

As a result of the foregoing, total non-operating results increased by Ch$24.7 billion compared with the previous year.

Net Income

The following table shows our net income for the year for the periods indicated.

	Year ended December 31,
	2011	2010	Change	% Change
	(in million of Ch$)
Operating income	1,566,311	1,704,301	(137,990)	(8.1)%
Non-operating results	(232,934)	(257,606)	24,672	9.6%

Net income before taxes	1,333,377	1,446,695	(113,318)	(7.8)%
Income tax	(460,837)	(346,007)	(114,830)	(33.2)%
Net Income from Continuing Operations After Tax	872,540	1,100,688	(228,148)	(20.7)%
Net income from discontinued operations	0	0	0	0.0%

Net Income	872,540	1,100,688	(228,148)	(20.7)%

Net Income attributable to: Shareholders of Enersis	375,471	486,227	(110,756)	(22.8)%

Net income attributable to: Non-controlling interests	497,069	614,461	(117,392)	(19.1)%

Corporate Income Tax

Income tax increased from Ch$346.0 billion in 2010 to Ch$460.8 billion in 2011, an increase of Ch$114.8 billion, or 33.2%. The impairment of prior tax credits in our Argentine subsidiaries, Edesur and Endesa Costanera, amounted to Ch$44.9 billion. Our Brazilian subsidiaries’ taxes increased by Ch$62.0 billion and are attributable to higher taxable income. Taxable income increased in precisely those countries where the corporate tax rate is higher, primarily in Brazil where the corporate tax rate virtually doubles the Chilean rate. The corporate tax rates in Brazil, Colombia, and Peru are 34%, 33% and 30%, respectively. In comparison, the Chilean corporate tax rate is much lower, although it increased, from 17% to 20%, starting on January 1, 2011. Such increase in income tax rate led to a higher income tax in Chile of Ch$8.5 billion.

The main changes in the corporate income tax expense of our subsidiaries were as follows: increases in Ampla of Ch$20.1 billion, CIEN of Ch$19.3 billion, Endesa Costanera of Ch$17.2 billion, Edesur of Ch$12.9 billion, Cachoeira Dourada of Ch$12.8 billion, Coelce of Ch$12.3 billion, Chilectra of Ch$10.2 billion, Endesa Chile of Ch$8.3 billion, San Isidro of Ch$7.3 billion, Edegel of Ch$6.8 billion, Codensa of Ch$5.8 billion, Enersis of Ch$5.6 billion and Emgesa of Ch$4.1 billion. These increases were partially offset by decreases in corporate income tax for Pehuenche of Ch$8.3 billion, Celta of Ch$4.0 billion and Gas Atacama of Ch$0.9 billion.

B. Liquidity and Capital Resources.

We are a company with no significant assets other than the stock of our subsidiaries. The following discussion of cash sources and uses reflects the key drivers of our cash flow.

Enersis receives cash inflows from its subsidiaries, as well as from related companies in Chile and abroad. Foreign subsidiaries and associates’ cash flows may not be available to satisfy our own liquidity needs, mainly because they are not wholly-owned, and because there is a time lag before we have effective access to those funds, through dividends or capital reductions.

However, we believe that cash flow generated from our business operations, as well as cash balances, borrowings from commercial banks, and ample access to both Chilean and foreign capital markets will be sufficient to satisfy all our needs for working capital, debt service, dividends and routine capital expenditures.

Set forth below is the consolidated cash flow from an accounting perspective:

	Year ended December 31,
	2012	2011	2010
	(in Ch$ billion)
Net Cash Flows from (used in) operating activities	1,561	1,698	1,943
Net Cash Flows from (used in) investing activities	(848)	(624)	(776)
Net Cash Flows from (used in) financing activities	(1,012)	(891)	(1,283)
Net increase (decrease) in cash and cash equivalents before effect of exchange rates changes	(300)	183	(115)
Effects of exchange rate changes on cash and cash equivalents	(63)	76	(58)
Cash and cash equivalents at beginning of period	1,220	961	1,135
Cash and cash equivalents at end of period	857	1,220	961

For the year ended December 31, 2012, cash provided by operating activities was Ch$1,561 billion, a decrease of 8.1% compared to 2011. This flow is mainly composed of cash receipts from sales and royalties of Ch$7,589 billion and other operating flows of Ch$392 billion, offset by payments to suppliers of Ch$3,935 billion, payment to employees of Ch$410 billion and other operating payments of Ch$2,076 billion.

For the year ended December 31, 2011, operating activities generated net cash flow of Ch$1,698 billion, a decrease of 12.6% when compared to 2010. This flow is mainly composed of cash receipts from collections from the sale of goods and services of Ch$7,726 billion and other operating flows of Ch$343 billion, partially offset by payments to suppliers for goods and services of Ch$3,942 billion and payments to and on behalf of employees of Ch$358 billion.

For the year ended December 31, 2012, cash used by investment activities was Ch$848 billion, a decrease of Ch$224 billion, or 35.9%, compared to 2011. These disbursements are mainly related to acquisition of Properties, Plant and Equipment of Ch$527 billion, the incorporation of intangible assets (IFRIC 12 in Brazil) of Ch$187 billion, and other investment disbursements of Ch$198 billion, partially compensated by interest received of Ch$57 billion and other investment amounts of Ch$8 billion.

For the year ended December 31, 2011, investment activities led to a cash outflow of Ch$624 billion, a 19.6% decrease compared to 2010. These disbursements relate mainly to the purchase of properties, plant and equipment of Ch$496 billion, the incorporation of intangible assets (IFRIC 12 in Brazil) of Ch$188 billion, and other investment disbursements of Ch$2 billion, partially offset by interest received of Ch$20 billion, cash flows from losing control of subsidiaries or other businesses of Ch$13 billion and other investment amounts of Ch$29 billion.

For the year ended on December 31, 2012, cash used by financing activities was Ch$1,012 billion. The main drivers are described below.

The aggregate cash inflows were mainly explained by:

•	Edegel obtained loans for Ch$4.8 billion.

•	Edelnor issued bonds for Ch$33 billion.

•	Emgesa obtained a total amount in loans and bonds of Ch$218 billion.

•	Ampla issued bonds for Ch$124 billion.

•	Coelce received funds from Banco do Nordeste do Brasil (BNB) for Ch$15 billion.

The aggregate cash outflows were mainly explained by:

•	Ch$547 billion in dividend payments (including Ch$186 billion from Enersis on an individual basis, Ch$88 billion from Endesa Chile on an individual basis among others).

•	Ch$254 billion of interest expense (including Ch$67 billion in Endesa Chile on an individual basis, Ch$39 billion in Emgesa and Ch$67 billion in Endesa Brasil).

•	Endesa Brasil consolidated of Ch$272 billion of payments on loans, bonds and other instruments (including Ch$150 billion in Ampla, Ch$62 billion in Coelce and Ch$53 billion in CIEN).

•	Endesa Chile consolidated Ch$263 billion of payments on loans and other financial instruments.

For the year ended December 31, 2011, cash used by financing activities was Ch$891.4 billion. The main drivers are described below.

The aggregated cash inflows were mainly explained by:

•	Edegel obtained loans for Ch$15 billion.

•	Emgesa issued bonds for Ch$183 billion.

•	Endesa Brasil consolidated Ch$300 billion in loans and issued bonds for Ch$87 billion (including Ch$247 billion in Ampla and Ch$140 billion in Coelce) for a total of Ch$387 billion of cash inflow.

The aggregated cash outflows were mainly explained by:

•

Ch$648.1 billion in dividend payments (including Ch$253 billion from Enersis on an individual basis and Ch$106 billion from Endesa Chile on an individual basis, Ch$143 billion from Chilectra and Ch$79.4 billion from Codensa).

•	Ch$248.1 billion of interest expense (including Ch$109.7 billion in Endesa Chile on a consolidated basis and Ch$79.2 billion in Endesa Brasil).

•	Endesa Brasil consolidated Ch$315 billion of payments on loans (including Ch$53 billion in Endesa Brasil, Ch$106 billion in CIEN and Ch$150 billion in Ampla).

•	Endesa Chile consolidated Ch$55 billion of payments on loans and Ch$94 billion on other financial instruments (including Ch$81 billion on Emgesa’s bonds).

We coordinate the overall financing strategy of our majority-owned subsidiaries. Our operating subsidiaries independently develop their capital expenditure plans. Generally, our policy is to have the operating subsidiaries independently finance their capital expansion programs through internally generated funds or direct financings.

We have accessed the international equity capital markets, with SEC-registered ADS issuances in October 1993, February 1996 and September 2000 for Enersis, and in 1994 for Endesa Chile. We have also issued bonds in the United States (“Yankee Bonds”) for each of Enersis and Endesa Chile. Since 1996, Enersis, Endesa Chile and its subsidiary Pehuenche have issued a total of US$3,520 million in Yankee Bonds.

The following table lists the Yankee Bonds issued by Enersis and Endesa Chile outstanding as of December 31, 2012. The weighted average annual interest rate for such bonds is 7.9%, without giving effect to each bond’s duration, or put options.

				Aggregate Principal Amount
Issuer	Term	Maturity	Coupon	Issued	Outstanding
			(as a percentage)	(in US$ million)
Enersis	10 years	January 2014	7.375%	350	350
Enersis (1)	10 years	December 2016	7.400%	350	250
Enersis (2)	30 years	December 2026, Put 2003	6.600%	150	1

Subtotal			7.384%	850	601
Endesa Chile	10 years	August 2013	8.350%	400	400
Endesa Chile	12 years	August 2015	8.625%	200	200
Endesa Chile (1)	30 years	February 2027	7.875%	230	206
Endesa Chile (3)	40 years	February 2037, Put 2009	7.325%	220	71
Endesa Chile (1)	100 years	February 2097	8.125%	200	40

Subtotal			8.214%	1,250	917

Total			7.886%	2,100	1,518

(1)	Enersis and Endesa Chile repurchased bonds in 2001.
(2)	Holders of the Enersis 6.6% Yankee Bonds due 2026 exercised a put option on December 1, 2003 for an aggregate principal amount of US$149 million, leaving US$1 million outstanding.
(3)	Holders of the Endesa Chile 7.325% Yankee Bonds due 2037 exercised a put option on February 1, 2009 for a total amount of US$149.2 million. The remaining US$70.8 million principal amount of the Yankee Bonds mature in February 2037.

The following table lists Emgesa’s bond issued in the United States. The bond is denominated in Colombian pesos. The annual interest rate for such bond is 8.75%.

			Coupon (inflation- adjusted rate)	Aggregate Principal Amount
Issuer	Term	Maturity		Issued	Outstanding
			(as a percentage)	(Colombian pesos billion)	(Colombian pesos billion)	(in US$ million) (1)
Emgesa	10 years	January 2021	8.75%	737	737	417

(1)	Calculated based on the observed exchange rate as of December 31, 2012, which was CPs$1,768.2 per US$1.00

Enersis and Endesa Chile, as well as our subsidiaries in the five countries in which we operate, have access to their domestic capital markets, where we have issued debt instruments including commercial paper and medium and long term bonds that are primarily sold to pension funds, life insurance companies and other institutional investors.

The following table lists UF-denominated Chilean bonds issued by Enersis and Endesa Chile, outstanding as of December 31, 2012.

			Coupon (inflation- adjusted rate)	Aggregate Principal Amount
Issuer (1) (2)	Term	Maturity		Issued	Outstanding
			(as a percentage)	(UF million)	(UF million)	(in US$ million)
Enersis Series B2	21 years	June 2022	5.75%	2.5	1.5	64
Endesa Chile Series H	25 years	October 2028	6.20%	4.0	3.4	161
Endesa Chile Series M	21 years	December 2029	4.75%	10.0	10.0	476

Total			5.17%	16.5	15	701

(1)	Endesa Chile Series F was pre-paid on February 1, 2012.
(2)	Endesa Chile Series K was pre-paid on April 16, 2012.

For a full description of the local bonds issued by Enersis and Endesa Chile, see “—Unsecured liabilities detailed by currency and maturity” and “—Secured liabilities breakdown by currency and maturity” in Note 18 to the 2012 Unaudited Consolidated Financial Statements.

The following table lists local bonds issued by our foreign subsidiaries, outstanding as of December 31, 2012. We present aggregate information for each company. The maturity column for each company reflects the issuance with the longest maturity, and the coupon rate corresponds to the weighted average coupon of all issuances for each company.

Issuer	Maturity	Coupon(1) (as a percentage)	Aggregate Principal Amount Outstanding
			(in US$ million)
Ampla	June 2019	12,01%	433
Codensa	December 2018	8,14%	626
Coelce	October 2018	12,01%	267
Edegel	January 2028	6,64%	162
Edelnor	May 2032	6,89%	314
Emgesa	December 2027	7,82%	896

Total			2,698

(1)	Many of the coupon rates are variable rates based on local indexes, such as inflation. The table reflects the coupon rate taking into account each local index as of December 31, 2012.

We frequently participate in the international commercial bank markets governed by the laws of the State of New York through both bilateral and syndicated senior unsecured loans. As of December 31, 2012, the amounts outstanding or available for these bank loans are listed below:

Borrower	Type	Maturity	Facility Amount	Amount Drawn
			(US$ million)	(in US$ million)
Endesa Chile	Syndicated revolving loan	June 2014	200	0
Endesa Chile	Syndicated term loan	June 2014	200	200

Total			400	200

The Endesa Chile revolving credit facility due June 2014 do not contain a condition precedent requirement regarding the non-occurrence of a “Material Adverse Effect” (or MAE, as defined contractually) prior to a disbursement, allowing the Company full flexibility to draw on up to US$200 million in the aggregate from such committed revolving facilities under any circumstances, including situations involving a MAE.

Enersis and Endesa Chile also borrow from banks in Chile under fully committed facilities in which a potential MAE would not be an impediment to this source of liquidity. In December 2009, both companies entered into 3-year bilateral revolving loans for an aggregate of UF 4.8 million (equivalent to US$228 million as of December 31, 2012). These loans expired on December 23, 2012 but, as of the date of this prospectus supplement, Endesa Chile’s loans were renewed for an aggregate amount of UF 2.4 million with a 3-year term starting in February 2013. Enersis is in the process of renewing the loans mentioned above as of the date of this prospectus supplement.

Our subsidiaries also have access to fully committed credit lines in the local markets, as detailed above.

Borrower	Type	Maturity	Facility Amount	Amount Drawn
			(US$ million)	(in US$ million)
Ampla	Bilateral revolving loans	December 2014	110	0
Coelce	Bilateral revolving loans	June 2014	49	0
Emgesa	Bilateral revolving loans	January 2015	204	0

Total			363	0

As a result of the foregoing, we have access to fully committed undrawn revolving loans, both international and domestic, for up to approximately US$573 million in the aggregate as of December 31, 2012 (including two minor credit lines in Brazil).

Enersis and Endesa Chile also borrow routinely from uncommitted Chilean bank facilities with approved lines of credit for approximately US$583 million in the aggregate, of which no amounts are currently outstanding. Unlike the committed lines described above not subject to MAE conditions precedent prior to disbursements, this source of funding in the Chilean market is not guaranteed under all circumstances. Our subsidiaries also have access to uncommitted local bank facilities, for a total amount of US$1,027 million, of which US$1,023 million are undrawn.

Both Enersis and Endesa Chile can also tap the Chilean commercial paper market under programs that have been registered with the Chilean SVS for a maximum of US$200 million for each borrower. In addition, Enersis has a local bond program registered with the SVS for UF 12.5 million (equivalent to US$594 million as of December 31, 2012) that has not been drawn upon yet.

Finally, our foreign subsidiaries also have access to other types of financing, including governmental facilities, supplier credit and leasing, among others.

Except for the SEC-registered Yankee Bonds, which are not subject to financial covenants, Enersis and Endesa Chile’s outstanding debt facilities include financial covenants. The types of financial covenants, and their respective limits, vary from one type of debt to another. As of December 31, 2012, the most restrictive financial covenants affecting Enersis was the Debt Ratio covenant, corresponding to the UF-denominated Chilean bonds Series B2 that mature in June 2022. For Endesa Chile, the most restrictive financial covenant was the Adjusted Consolidated Leverage Ratio covenant, corresponding to the syndicated term and revolving facility that matures in June 2014. Under such covenant, the maximum additional debt that could be incurred without a breach of the covenant is US$19.3 billion and US$5.7 billion for Enersis and Endesa Chile, respectively. As of the date of this prospectus supplement, we are in compliance with the financial covenants contained in our debt instruments.

As is customary for certain credit and capital market debt facilities, a significant portion of Enersis’ and Endesa Chile’s financial indebtedness is subject to cross default provisions. Each of the revolving credit facilities described above, as well as all of Enersis’ and Endesa Chile’s Yankee Bonds, have cross default provisions with different definitions, criteria, materiality thresholds, and applicability as to the subsidiaries that could give rise to a cross default.

The cross default provision for the Endesa Chile revolving credit facilities due in July 2014, governed by the laws of the State of New York, refers to defaults of the borrower, without reference to any subsidiary. Under such credit facilities, only matured defaults exceeding US$50 million qualify for a potential cross default when the principal exceeds US$50 million, or its equivalent in other currencies. In the case of a matured default above the materiality threshold, the revolving credit facility’s lenders would have the option to accelerate if lenders representing more than 50% of the aggregate debt of a particular facility then outstanding choose to do so. None of the Endesa Chile local facilities due in February 2016, has cross default provisions to debt other than the respective borrower’s own indebtedness.

After amendments in July 2009, following a successful consent solicitation, cross default provisions of Enersis and Endesa Chile Yankee Bonds may be triggered only by the debt of the respective borrower or its Chilean subsidiaries. A matured default of either Enersis, Endesa Chile or one of their respective Chilean subsidiaries could result in a cross default to Enersis’ and Endesa Chile’s Yankee Bonds if such matured default, on an individual basis, has a principal exceeding US$30 million, or its equivalent in other currencies. In the case of a matured default above the materiality threshold, Yankee Bondholders would have the option to accelerate if either the trustee or bondholders representing no less than 25% of the aggregate debt of a particular series then outstanding choose to do so. Following the 2009 Yankee Bond amendments which ring-fenced Chile, a payment default or a bankruptcy/insolvency default outside of Chile has no contractual effect on our Yankee Bond indentures, no matter how material.

The cross acceleration and bankruptcy/insolvency clauses of one of our two Endesa Chile UF-denominated Chilean bonds were amended in February 2010 after bondholders’ approvals in January 2010. After the amendments, all series of Endesa Chile’s Chilean bonds ring-fenced Endesa Chile, and none of its subsidiaries, either in Chile or outside Chile, can trigger a cross default to Endesa Chile.

Our Argentine subsidiary, Endesa Costanera, did not make an installment payment due on March 30, 2012 of US$17.6 million (which includes US$4.3 million in interest expense), and another installment payment due on September 30, 2012 of US$17 million (which includes US$4.5 million in interest expense) under the terms of a supplier credit agreement with Mitsubishi Corporation (“MC”) originally entered into in 1996. In addition, it is highly likely that Endesa Costanera will not be able to pay the installment payment which matures on March 31, 2013 of US$15.4 million (which includes US$4.2 million in interest expense). The aggregate amount accrued under the supplier credit agreement as of December 31, 2012, including capitalized interest, was US$141 million. Endesa Costanera has experienced difficulties in making timely payments under its agreement with MC on a recurring basis since the Argentine crisis of 2002, but has in the past received waivers from MC expressing its willingness to renegotiate payments. The relevant terms of the supplier credit provide for a 180-day grace period for each payment, and the first period expired on September 26, 2012. As of the date of this prospectus supplement, Endesa Costanera has not received waivers for the payments past due. To declare the indebtedness due and payable, MC must formally notify Endesa Costanera with ten days notice. If MC chooses to do so, the amount payable would be US$141 million. As of the date of this prospectus supplement, we have not received any notice and negotiations are being carried out in order to restructure the indebtedness. Defaults and cross defaults at the Endesa Costanera level do not trigger cross default provisions under indebtedness of Enersis or any of our subsidiaries.

With the exception of our Argentine subsidiaries, our companies have access to existing credit lines sufficient to satisfy all of their present working capital needs. Access to the capital markets on the part of our Argentine subsidiaries has been very limited due to the difficult financial situation still prevailing in Argentina (particularly in the utilities sector), the poor capital markets environment due to the shortage of off-shore financing, the nationalization of the pension fund system and, in general, higher risk associated with lending to Argentine utilities as a consequence of the regulatory framework.

Payment of dividends and distributions by our subsidiaries and affiliates represent an important source of funds for us. The payment of dividends and distributions by certain subsidiaries and affiliates are subject to legal restrictions, such as legal reserve requirements, and capital and retained earnings criteria, and other contractual restrictions. We have been advised by legal counsel in the countries where our subsidiaries and affiliates operate that there currently are no additional legal restrictions on the payment to Enersis of dividends or distributions to us in the jurisdictions where such subsidiaries or affiliates are incorporated. Certain credit facilities and investment agreements of our subsidiaries restrict the payment of dividends or distributions in certain special circumstances. For instance, one of Endesa Chile’s UF-denominated Chilean bonds restricts the amount of intercompany loans that Endesa Chile and its consolidated subsidiaries are allowed to lend to Enersis. The threshold for the restriction of intercompany loans is now set at the equivalent of US$100 million.

Our estimated capital expenditures for the 2013-2017 period, expressed in dollars at internally estimated exchange rates, amount to US$9,054 million, of which US$6,343 million are considered non-discretionary investments. We include maintenance capital expenditures as non-discretionary. It is important for us to maintain the quality and operation standards required for our facilities, but we do have some flexibility regarding the timing for these investments. We consider the investment in NCRE projects in Chile to be non-discretionary. These investments are being made to comply with regulations that call for 5% of the total contracted energy to be based on NCRE. Finally, expansion projects under execution are also non-discretionary. We consider the remaining US$2,712 million of the US$9,054 million of our estimated capital expenditure for 2013-2017 to be discretionary. The latter includes expansion projects that are still under evaluation, in which case we would undertake them only if deemed profitable.

Other than in Argentina, we do not currently anticipate liquidity shortfalls affecting our ability to satisfy the material obligations described in this prospectus supplement. We expect to refinance our indebtedness as it becomes due, fund our purchase obligations outlined previously with internally generated cash, and fund capital expenditures with a mixture of internally generated cash and borrowings.

Transactions that most significantly affected our foreign subsidiaries’ liquidity in 2012 included:

•	Coelce: funding from BNB for investment related projects for US$26 million.

•	Ampla: local bond issuance for US$200 million with five and seven year maturities, which enabled the company to increase the debt’s average life.

•	Emgesa: entered in to a syndicated loan with local banks for US$173 million to refinance short-term debt and local bond issuance for US$283 million with 10- and 15-year maturity tranches.

•	Edelnor: local bond issuance for approximately US$68 million, used to refinance indebtedness.

•	Edegel: US$10 million in a five year term loan to refinance short term maturities in 2012.

Transactions that most significantly affected our foreign subsidiaries’ liquidity in 2011 included:

•

Endesa Costanera: refinancing of 2011 indebtedness for approximately US$80 million, including the US$35 million refinancing of amounts due to Mitsubishi Corporation and of US$10 million due to Credit Suisse.

•

El Chocón: refinancing of a syndicated loan for US$40 million for four years; and obtaining a syndicated loan for US$24 million for 3.5 years, which enabled the company to increase the debt’s average life.

•

Edesur: refinancing of bank loans for a total of US$10 million for 2.5 years, which increased the debt’s average life; signed credit lines for US$6 million used to maintain an appropriate level of liquidity; and received a total of US$40 million of bank loans.

•

Coelce: local bond issuance for US$221 million for five and seven year maturities, which allow the company to increase the debt’s average life; and receiving loans for a total of US$34 million for development related projects.

•

Ampla: local bond issuance for US$195 million for five and seven year maturities, which allow the company to increase the debt’s average life. Also, the company received official loans for a total of US$102 million for development related projects and signed three committed credit lines for a total of US$75 million for liquidity purposes.

•	Emgesa: international bond issuance for a total of US$379 million for ten years, used to finance part of the El Quimbo project; and entered into exchange swap contracts for US$116 million.

•	Edelnor: refinancing of short-term debt for US$54 million, postponing it to 2018, thus allowing the company to increase the debt’s average life.

•	Edegel: bank loan for US$31 million for seven years to refinance 2012’s maturities in advance; entering into interest swap contracts for US$30 million to hedge leasing operations.

C.	Research and Development, Patents and Licenses, etc.

None.

D.	Trend Information.

Our subsidiaries are engaged in the generation, transmission and distribution of electricity in Chile, Brazil, Colombia, Peru and Argentina. Therefore, our businesses are subject to a wide range of conditions that may result in variability in our earnings and cash flows from year to year. In general, our net income is a result of our operating income from our generation and distribution businesses and other factors such as income from unconsolidated related companies, foreign currency exchange rate effects and tax expense.

In our generation business, our operating income for the year ended December 31, 2012 decreased by 19.4% as compared to 2011. This percent change in the generation segment operating income in 2012 varies in each of the five countries where we operate and is due to numerous factors, including hydrological conditions, the price of fuel used to generate thermal electricity and the prevailing spot market and regulated prices for electricity. We expect to continue evidencing a reasonably good operating performance over the coming years, given the favorable macroeconomic perspective for all of the countries in which we operate except for Argentina. Despite current uncertainties concerning the global economy, there are good expectations for this region’s growth for the next five years, including an expected 4.6% growth in gross domestic product, on average, based on World Economic Outlook (October 2012) of the International Monetary Fund (IMF) and a stable electricity demand growth.

On the other hand, development of new generation facilities in South America has always fallen behind demand growth. We anticipate that this tendency will continue in the foreseeable future. Also, due to growing environmental restrictions, transmission line saturation, obstacles for fuel transportation and scarcity of places where to locate plants, these new projects involve higher development costs than in the past. We expect that average electricity prices will adjust to recognize these increased costs. This could increase the value of our assets, especially in the case of hydroelectric power plants, which have lower production costs, and thus benefit from greater profitability in scenarios of increasing prices to end users. Furthermore, an important part of the new installed capacity under development in the five countries in which we operate corresponds to thermal power plants, with coal and natural gas as their principal fuels, and only a few hydroelectric projects are being developed. Thus, we expect this situation will also impact long term spot prices positively. Long term contracts awarded to Enersis’ subsidiaries in different bids have already incorporated these expected price levels. Currently, 25% of our expected annual generation is sold under contracts of at least ten years, and 34% under contracts of at least five years.

However, spot prices are subject to great volatility, affecting our forecasted income. In order to address this risk in the generation business, we have implemented commercial policies in order to control relevant variables and provide stability to the profit margins. Our commercial policy seeks to establish a global framework to conduct energy trading operations, setting responsibilities, guidelines and acceptable risk limits aligned with company objectives. Therefore, our company defines contractual volumes that minimize the risk of supply in adverse hydrological conditions and includes, where necessary with some unregulated clients, risk mitigation clauses.

In order to mitigate the risk of increasing fuel costs, certain of Enersis’ subsidiaries have entered into supply contracts to cover part of the fuel needed to operate their thermal generation units, which operate with coal, natural gas, diesel and fuel oil. In Chile, through an equity interest in GNL Quintero, we are the only electricity company that participates in the LNG terminal at Quintero Bay (the only facility of its kind in the SIC market), enhancing our position to manage fuel supply risks, especially when facing increasing fuel costs scenarios. This becomes particularly relevant given the increasing trend to penalize other technologies that are intensive in fuels, such as coal and diesel, which have a stronger environmental impact. Endesa Chile, through a subsidiary, entered into the Flexible Liquefied Natural Gas Sale and Purchase Agreement with a subsidiary of British Gas (“BG”) on May 31, 2007 (2.2 million m3 per day until 2030), pursuant to which Endesa Chile changed its supply arrangements effective January 1, 2013 which results in a significant reduction in price because the reference price changed from the Brent index to the Henry Hub index. BG has proposed a material increase in the price post-January 1, 2013, but the contract does not provide for contractual renegotiation under these circumstances. To force a negotiation BG notified Endesa Chile that some shipments (up to 50% of the contract quantity) in 2013 would not be delivered. If BG fails to deliver LNG, Endesa Chile must commence arbitration proceedings under the contract to try to recover the additional costs incurred in replacing the undelivered LNG shipments by BG. For Endesa Chile, the estimated cost of non-delivery of a LNG shipment from BG is US$46 million at spot price. Most of Endesa Chile´s LNG consumption is covered by the BG contract. In addition, because of the drought in Chile and price volatility of coal and petroleum, Endesa Chile decided to hedge this risk with commodity instruments available in international markets. As of December 31, 2012 there are swap arrangements outstanding of 462 thousand barrels of Brent crude for January 2013 and 365 thousand tons of coal for the period February 2013 through June 2013. Endesa Chile plans to continuously monitor operating conditions and, if necessary, modify or supplement these swap arrangements. For further information on this subject, please see “Risk Factors—Risks Related to our Business—If British Gas fails to make any of the natural gas deliveries it is obligated to make to us, we may incur replacement costs that we may not be able to recoup.”

With respect to our distribution business segment, our operating income for the year ended December 31, 2012 increased by 18.0% as compared to 2011. This increase is a combination of numerous factors in each of the five countries where we operate. These include, among others, operational efficiency and the increase in electricity sales due to growth in population and gross domestic product in the countries in which we operate and lower cost for exceptional tax payments that affected operating income in 2011. These increases were partially offset by higher operational cost and effects of conversion to Chilean pesos. Technological advances, such as smart metering, have enabled us to limit the increase in electricity losses in a challenging economic environment. We expect that the South American countries in which we operate will continue to experience high growth rates, positively impacting our distribution business performance. In particular, we expect the growth rates in the electricity sector to continue, mainly due to the gap in the per capita electricity consumption that these countries have with respect to more developed countries. We estimate that electricity demand will grow approximately 4% annually, on average, over the next ten years.

In connection with the distribution segment tariffs, and taking into account the future periodic review process in each country in which we operate, we expect that the regulators will continue to recognize investments, encourage efficiency and establish prices that will allow for an appropriate return on our investment. We also anticipate that our distribution companies will probably increase their profitability during the period between periodic tariff setting processes, according to price cap tariff model, for growth and economies of scale. After tariffs have been set, the companies have the opportunity to increase their efficiency, and obtain extra profits associated with such efficiencies, during the period subsequent to each new tariff setting. For a better understanding of the cycles in the process, please refer to the figure below, where we conceptually describe the effect of the application of the price cap model used by regulators in most of the countries where we operate.

Although the price at which a distribution company purchases the electricity has a substantial impact on the price at which it is sold to end users, it does not have an impact on our profitability. The cost of electricity purchased is passed through to end users. However, distribution companies usually enter into long-term contracts in order to decrease exposure to electricity price volatility. This is a common practice in most of the countries in which we operate.

Though our operations in the five countries allow us to somewhat offset and counterbalance variations with respect to these main factors that affect our operating results, in light of the variability of these factors over time and across the countries in which we operate, we cannot claim that we are fully hedged in our portfolio of assets in these countries. Furthermore, we cannot ascertain the likelihood or the extent to which past performance will be indicative of future performance with respect to our businesses. Any significant change with respect to hydrological conditions, fuel price or the electricity price, among other factors, could affect our operating income in the generation business. More broadly, any significant change with respect to economic and population growth, as well as changes in the regulatory regimes in the countries in which we operate, among other factors, could affect our operating income in the distribution business. Variability in our earnings and cash flows can also arise from non-operating factors as well, such as foreign currency exchange rates. For further information regarding our 2012 results compared with those recorded in previous periods, please see “—A. Operating Results—2. Results of Operations for the Years ended December 31, 2012 and December 31, 2011” and “—A. Operating Results—3. Results of Operations for the Years ended December 31, 2011 and December 31, 2010”. Investors should not look at our past performance as indicative of future performance.

We do not expect that our current debt agreements, which impose certain restrictions, could have a negative impact on our capital expenditure plan as described above in “—B. Liquidity and Capital Resources”. As of December 31, 2012, Enersis is able to incur up to US$16.4 billion in incremental debt, while Endesa Chile has an additional debt capacity of US$5.7 billion, in each case beyond current levels of consolidated indebtedness. We believe that Enersis will continue to have similar comfortable levels of further leverage capacity in the foreseeable future.

In connection with funding sources, as of December 31, 2012, we had approximately US$573 million in committed revolving facilities which have not yet been drawn, uncommitted Chilean lines of credit for another US$583 million in the aggregate, and additional undrawn uncommitted bank facilities of our foreign subsidiaries of US$1,203 millon. In addition, both Enersis and Endesa Chile, on an individual basis, have publicly registered certain commercial paper programs for up to US$400 million in the aggregate and local bond programs for up to US$594 million with the SVS. These funding sources can be increased in case of need.

Finally, as explained above, we expect that we will continue generating substantial operating cash, which can be used to finance a significant part of our capital expenditure plan. If needed, our shareholders can also decrease the dividend payout ratio, subject to certain minimum legal restrictions, in order to finance our investment plan and future growth.

E.	Tabular Disclosure of Contractual Obligations.

The table below sets forth the Company’s cash payment obligations as of December 31, 2012:

Ch$ billion(1)	Total	2013	2014-2015	2016-2017	After 2017
Bank debt	401	106	153	63	79
Local bonds(2)	1,593	146	292	397	758
Yankee bonds	1,147	192	386	216	353
Other debt(3)	275	129	75	41	30
Interest expense	1,505	272	382	267	584
Pension and post-retirement obligations(4)	283	48	80	71	84
Purchase obligations(5)	27,574	1,591	3,851	3,149	18,983
Financial leases	66	12	18	22	14

Total contractual obligations	32,844	2,496	5,237	4,226	20,885

(1)	All figures are in billion Ch$ of each year.
(2)	Hedging instruments included modify substantially the principal amount of debt.
(3)	Other debt includes governmental loan facilities, supplier credits and short—term commercial paper among others.
(4)	We have funded and unfunded pension and post-retirement benefit plans. Our funded plans have contractual annual commitments for contributions which do not change based on funding status. Cash flow estimates in the table are based on such annual contractual commitments including certain estimable variable factors such as interest. Cash flow estimates in the table relating to our unfunded plans are based on future discounted payments necessary to meet all of our pension and post-retirement obligations.
(5)	Includes generation and distribution business purchase obligations comprised mainly of energy purchases, operating and maintenance contracts and other services. Of the total amount of Ch$27,574 billion, 88% corresponds to energy purchases, 6% corresponds primarily to fuel supply, services in medium and low voltage lines, and supply of cables, and the remaining 6% to miscellaneous services, such as LNG regasification, fuel transport and coal handling.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated balance sheet as of December 31, 2012 and the unaudited pro forma condensed consolidated statement of income for the year ended December 31, 2012 give effect to (i) the contribution by Endesa Spain to Enersis of all the shares of Cono Sur, which would hold the investments in the Portfolio Companies, in exchange for additional shares of Enersis to be issued to Endesa Spain and (ii) the subscription by other shareholders for additional shares of Enersis in the Capital Increase for cash. The pro forma information is based on the historical financial statements of Enersis after giving effect to the transactions and applying the estimates, assumptions and adjustments described in the accompanying notes to the unaudited pro forma condensed consolidated financial information and present the pro forma information assuming the transaction is consummated at a value for the In-Kind Contribution of Ch$1,724,400 million (US$3,593 million based on the exchange rate as of December 31, 2012, of Ch$479.96 per U.S. dollar), as approved at the Extraordinary Shareholders Meeting (“ESM”) held on December 20, 2012.

For pro forma purposes, the unaudited pro forma condensed consolidated balance sheet of Enersis as of December 31, 2012 is presented as if the transaction had occurred on December 31, 2012. The unaudited pro forma condensed consolidated statement of income of Enersis for the year ended December 31, 2012 is presented as if the transaction had occurred on January 1, 2012.

The unaudited pro forma condensed consolidated financial information has been prepared by Enersis management for illustrative purposes and is not intended to represent the condensed consolidated financial position or condensed consolidated results of operations in future periods or what the results actually would have been had Enersis completed the proposed Capital Increase during the specified periods. The unaudited pro forma condensed consolidated financial information and accompanying notes should be read in conjunction with the following information incorporated by reference into this prospectus supplement and the accompanying prospectus: (1) the historical consolidated financial statements of Enersis for the year ended December 31, 2012 and notes thereto included in the Report on Form 6-K furnished on February 25, 2013, and (2) “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this prospectus supplement.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2012

(In thousands of Chilean pesos)	Enersis Historical	Adjustments for Subscription for Shares (1)	Adjustments for Consolidation of Unconsolidated Subsidiaries and Associates (2)	Adjustments for Additional Interests in Consolidated Subsidiaries (3)	Adjustments for Intercompany Eliminations from Unconsolidated Subsidiaries (4)	Pro Forma Consolidated	Pro Forma Consolidated (5)
	(Th Ch$)	(Th Ch$)	(Th Ch$)	(Th Ch$)	(Th Ch$)	(Th Ch$)	(Million US$)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	857,380,018	1,119,997,889	34,593,293	—	—	2,011,971,200	4,192
Other current financial assets	194,500,798	—	—	—	—	194,500,798	405
Other current non-financial assets	105,919,767	—	2,325,618	—	—	108,245,385	226
Trade and other current receivables	869,204,566	—	29,408,953	—	—	898,613,519	1,872
Accounts receivable from related companies	33,028,911	—	29,866,478	—	(59,300,364)	3,595,025	7
Inventories	83,479,493	—	1,756,922	—	—	85,236,415	178
Current tax assets	211,004,880	—	16,651,759	—	—	227,656,639	474
TOTAL CURRENT ASSETS	2,354,518,433	1,119,997,889	114,603,023	—	(59,300,364)	3,529,818,981	7,354
NON-CURRENT ASSETS
Other non-current financial assets	439,115,917	—	4,504	—	—	439,120,421	915
Other non-current non-financial assets	87,822,131	—	990,296	—	—	88,812,427	185
Non-current receivables	202,977,693	—	33,052,920	—	—	236,030,613	492
Investments accounted for using the equity method	12,176,684	—	(2,043,935)	—	—	10,132,749	21
Intangible assets other than goodwill	1,203,135,574	—	2,895,490	—	—	1,206,031,064	2,513
Goodwill	1,399,876,589	—	—	—	—	1,399,876,589	2,917
Property, plant, and equipment, net	7,243,620,209	—	122,934,226	—	—	7,366,554,435	15,348
Investment property	46,922,970	—	—	—	—	46,922,970	98
Deferred tax assets	327,667,440	—	11,805,717	—	—	339,473,157	707
TOTAL NON-CURRENT ASSETS	10,963,315,207	—	169,639,218	—	—	11,132,954,425	23,196
TOTAL ASSETS	13,317,833,640	1,119,997,889	284,242,241	—	(59,300,364)	14,662,773,406	30,550

See notes to the unaudited pro forma condensed consolidated financial information

(In thousands of Chilean pesos)	Enersis Historical	Adjustments for Subscription for Shares (1)	Adjustments for Consolidation of Unconsolidated Subsidiaries and Associates (2)	Adjustments for Additional Interests in Consolidated Subsidiaries (3)	Adjustments for Intercompany Eliminations from Unconsolidated Subsidiaries (4)	Pro Forma Consolidated	Pro Forma Consolidated (5)
	(Th Ch$)	(Th Ch$)	(Th Ch$)	(Th Ch$)	(Th Ch$)	(Th Ch$)	(Million US$)
CURRENT LIABILITIES
Other current financial liabilities	670,182,208	—	46,989,185	—	—	717,171,393	1,494
Trade and other current payables	1,213,259,735	—	42,981,280	—	—	1,256,241,015	2,617
Accounts payable to related companies	146,827,411	—	78,175,011	—	(59,300,364)	165,702,058	345
Other current provisions	91,130,695	—	5,085,076	—	—	96,215,771	200
Current tax liabilities	173,136,710	—	8,310,677	—	—	181,447,387	378
Other current non-financial liabilities	86,575,476	—	4,063,767	—	—	90,639,243	189
TOTAL CURRENT LIABILITIES	2,381,112,235	—	185,604,996	—	(59,300,364)	2,507,416,867	5,223
NON-CURRENT LIABILITIES
Other non-current financial liabilities	2,928,119,869	—	36,066,714	—	—	2,964,186,583	6,176
Other non-current payables	14,257,438	—	—	—	—	14,257,438	30
Other long-term provisions	177,078,989	—	4,699,151	—	—	181,778,140	379
Deferred tax liabilities	519,026,046	—	8,414,850	—	—	527,440,896	1,099
Non-current provisions for employee benefits	265,067,889	—	—	—	—	265,067,889	552
Other non-current non-financial liabilities	69,402,596	—	5,036,311	—	—	74,438,907	154
TOTAL NON-CURRENT LIABILITIES	3,972,952,827	—	54,217,026	—	—	4,027,169,853	8,390
TOTAL LIABILITIES	6,354,065,062	—	239,822,022	—	(59,300,364)	6,534,586,720	13,613
EQUITY
Issued capital	2,824,882,835		—	—	—	2,824,882,835	5,886
Increase in capital	—	1,119,997,889	31,786,140	1,692,613,860		2,844,397,889	5,926
Retained earnings	2,421,278,841	—	—	—	—	2,421,278,841	5,045
Share premium	158,759,648	—	—	—	—	158,759,648	331
Other reserves	(1,511,122,753)	—	18,213,888	(892,236,696)	—	(2,385,145,561)	(4,969)
Equity Attributable to Shareholders of Enersis	3,893,798,571	1,119,997,889	50,000,028	800,377,164	—	5,864,173,652	12,219
Non-controlling interest	3,069,970,007	—	(5,579,809)	(800,377,164)	—	2,264,013,034	4,717
TOTAL EQUITY	6,963,768,578	1,119,997,889	44,420,219	—	—	8,128,186,686	16,936
TOTAL LIABILITIES AND EQUITY	13,317,833,640	1,119,997,889	284,242,241	—	(59,300,364)	14,662,773,406	30,550

See notes to the unaudited pro forma condensed consolidated financial information

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2012

(In thousands of Chilean pesos)	Enersis Historical	Adjustments for Subscription for Shares (1)	Adjustments for Consolidation of Unconsolidated Subsidiaries and Associates (2)	Adjustments for Additional Interests in Consolidated Subsidiaries (3)	Adjustments for Intercompany Eliminations from Unconsolidated Subsidiaries (4)	Pro Forma Consolidated	Pro Forma Consolidated (5)
	(Th Ch$)	(Th Ch$)	(Th Ch$)	(Th Ch$)	(Th Ch$)	(Th Ch$)	(Million US$)
Sales	6,260,309,229	—	152,467,357	—	(10,646,807)	6,402,129,779	13,339
Other operating income	317,358,085	—	309,706	—	(125,264)	317,542,527	662
Total Revenues	6,577,667,314	—	152,777,063	—	(10,772,071)	6,719,672,306	14,001
Raw materials and consumables used	(3,717,125,487)	—	(113,455,815)	—	9,687,515	(3,820,893,787)	(7,961)
Contribution Margin	2,860,541,827	—	39,321,248	—	(1,084,556)	2,898,778,519	6,040
Other work performed by the entity and capitalized	48,853,687	—	704,169	—	—	49,557,856	103
Employee benefits expenses	(416,345,140)	—	(7,894,988)	—	—	(424,240,128)	(884)
Depreciation and amortization expense	(442,854,723)	—	(7,449,840)	—	—	(450,304,563)	(938)
Reversal of impairment loss (impairment loss) recognized in the year’s profit or loss	(43,105,193)	—	37,072	—	—	(43,068,121)	(90)
Other expenses	(510,125,910)	—	(10,781,258)	—	1,084,556	(519,822,612)	(1,083)
Operating Income	1,496,964,548	—	13,936,403	—	—	1,510,900,951	3,148
Other gains (losses)	14,831,474	—	68,340	—	—	14,899,814	31
Financial income	264,709,235	—	2,515,025	—	—	267,224,260	557
Financial costs	(453,447,437)	—	(6,732,823)	—	—	(460,180,260)	(959)
Share of profit (loss) of associates accounted for using the equity method	9,845,902	—	24,718	—	—	9,870,620	21
Share of profit (loss) of associates accounted for using the equity method	—	—	74,753	—	—	74,753	—
Foreign currency exchange differences	(14,768,878)	—	(10,038,737)	—	—	(24,807,615)	(52)
Profit (loss) from indexed assets and liabilities	(12,681,628)	—	—	—	—	(12,681,628)	(26)
Net Income before tax	1,305,453,216	—	(152,321)	—	—	1,305,300,895	2,720
Income tax	(411,891,234)	—	(434,519)	—	—	(412,325,753)	(859)
Net income from continuing operations	893,561,982	—	(586,840)	—	—	892,975,142	1,861
Net income from discontinued operations	—	—	—	—	—	—	—
NET INCOME	893,561,982	—	(586,840)	—	—	892,975,142	1,861
Net income attributable to
Shareholders of Enersis	377,350,521	—	5,334,175	172,682,708	—	555,367,404	1,157
Non-controlling interests	516,211,461	—	(5,921,015)	(172,682,708)	—	337,607,738	704
NET INCOME	893,561,982	—	(586,840)	—	—	892,975,142	1,861
Basic earnings per share
Basic earnings per share from continuing operations	11.56	—	29.03	17.65	—	11.31

See notes to the unaudited pro forma condensed consolidated financial information

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Information

A. Basis of Presentation

Contribution of Portfolio Companies’ Share Interests

In the preparation of the unaudited pro forma condensed consolidated balance sheet as of December 31, 2012, it was assumed that the total amount of the Capital Increase would be the amount of Ch$2,844,398 million as approved by shareholders at the ESM of the Company held on December 20, 2012. It is assumed that each of the shareholders contributes to the Capital Increase in proportion to its ownership interest in the Company, and that the share participation that Endesa Spain would contribute in the Capital Increase would be valued at US$3,593 million, which at the exchange rate as of December 31, 2012 (Ch$479.69 per US dollar) equals Ch$1,724,400 million.

For purposes of allocating the above-mentioned value of the In-Kind Contribution in connection with the accounting treatment for non-monetary contributions described below to each of the Portfolio Companies involved in Endesa Spain’s In-Kind Contribution, the average of the weights allocated by each of the three appraisers to each of the Portfolio Companies involved in the valuations was used.

Cash contribution

For the preparation of the unaudited pro forma condensed consolidated balance sheet as of December 31, 2012, it was assumed that the shareholders other than Endesa Spain had subscribed for the shares that would correspond to them in cash (US$2,334 million, or Ch$1,119,998 million) based on the assumed value of the In-Kind Contribution described under “Contribution of Portfolio Companies’ Share Interests” above.

Price of the shares

The unaudited pro forma condensed consolidated financial statements were prepared using the price approved by shareholders at the ESM of Ch$173.

Earnings per share

To determine the pro forma basic earnings per share information in the unaudited pro forma condensed consolidated statement of income for the year ended December 31, 2012, the contribution of the Portfolio Companies’ shares has been considered as an increase in the number of shares issued. In accordance with SEC rules on pro forma information, the increase in the number of shares issued due to the cash contribution has not been taken into account in the earnings per share calculation shown on the unaudited pro forma condensed consolidated statements of income.

Accounting treatment for non-monetary contributions:

a)	Contributions of interests in companies currently controlled, directly or indirectly, by Enersis

These contributions were recorded in accordance with the provisions of the International Accounting Standard No. 27 (2008) “Consolidated Financial Statements”, which provides that an increase in the participation in companies which the Company already controls shall be deemed as an equity transaction. This means that the book value of assets and liabilities that are already recorded will not be modified, even if the reasonable value of the transaction differs from them. The acquired non-controlled ownership interests consider the proportion that they represent in the equity of such subsidiary according to the book value consolidated in the Company’s financial statements.

The difference between the book value and the economic value of the non-controlled ownership interests considered, is directly reflected in Other Reserves in Equity Attributable to Shareholders of Enersis.

b)	Contribution of participation in companies currently either controlled by or with a significant influence from Endesa Spain, which Enersis currently does not control or participate in.

For accounting purposes, these contributions are deemed to be a transaction between entities controlled by the same company, given that these contributions are made by Endesa Spain, which is the parent company of Enersis. Enersis applies the “pooling of interest” method to record this type of transaction, which requires it to maintain the book value of the assets and liabilities contributed to the consolidation and to reflect any difference in Other Reserves in Equity Attributable to Shareholders of Enersis.

The difference between the book value of the net assets that are incorporated to the consolidation arising from this contribution, and the value of the consideration transferred that corresponds to the shares that will be issued in exchange to the economic value considered, is directly reflected in Other Reserves in Equity Attributable to Shareholders of Enersis.

B. Pro Forma Adjustments

(1)	Adjustments for Subscription for Shares: Reflects the amount of the Capital Increase of US$2,334 million, or Ch$1,119,998 million, that the shareholders can subscribe for in cash (at the exchange rate as of December 31, 2012).

(2)	Adjustments for Consolidation of Unconsolidated Subsidiaries and Associates: Reflects the contribution of US$66 million, or Ch$ 31,786 million, that would be made by Endesa Spain in the form of the ownership interests in companies which Enersis currently does not control or consolidate. The ownership interests after the contribution are the following: Empresa Eléctrica Cabo Blanco S.A.C. (80%), Generalima SAC S.A. (100%), Inversora Dock Sud S.A. (57.14%), Endesa Cemsa S.A. (55%) and Yacylec S.A. (22.22%).

(3)	Adjustments for Additional Interests in Consolidated Subsidiaries: Reflects the contribution of US$3,527 million, or Ch$1,692,614 million (at the exchange rate as of December 31, 2012), that would be made by Endesa Spain in the form of the ownership interests in companies which Enersis currently controls and consolidates. The ownership interests after the contribution are the following: Endesa Brasil S.A. (28.48%), Ampla Energía e Serviços S.A. (7.7%), Ampla Investimentos e Serviços S.A. (7.7%), Emgesa S.A. ESP (21.6%), Codensa S.A. ESP (26.7%), Compañía Eléctrica San Isidro S.A. (4.4%), Inversiones Distrilima S.A.C. (34.83%) and Empresa Distribuidora Sur S.A. (6.2%).

(4)	Adjustments for Intercompany Eliminations from Unconsolidated Subsidiaries: Reflects the eliminations for intercompany transactions between the Portfolio Companies that are being consolidated into Enersis’ consolidated financial statements as a result of the In-Kind Contribution and the companies that were historically part of Enersis’ consolidated group.

(5)	Pro Forma Consolidated: For the conversion of amounts in the unaudited pro forma condensed consolidated financial statements to U.S. dollars, the closing exchange rate on December 31, 2012 of Ch$479.96 per U.S. dollar was used.

OUR BUSINESS

We are a Chilean company engaged through our subsidiaries and jointly-controlled entities in the electricity generation, transmission and distribution businesses in Chile, Brazil, Colombia, Peru and Argentina. Through Endesa Chile, one of our consolidated subsidiaries, we are one of the largest private sector generation companies in South America in terms of installed capacity, with 15,171 MW of installed capacity. We are also one of the largest private sector distribution companies in South America, with more than 14 million customers.

We are part of a group of companies controlled by Enel (ENEL), an Italian utility company. Enel owns 92.1% of Endesa Spain, which owns 60.6% of the share capital of Enersis through Endesa Latinoamérica, a Spanish subsidiary of Endesa Spain (ELE).

Enel is a publicly traded company primarily engaged in the energy sector, with a presence in 40 countries worldwide, and over 97,000 MW of net installed capacity. It provides service to more than 61 million customers through its electricity and gas businesses.

We seek to take advantage of our know-how and market position to become one of the leading private sector utility companies in South America. We continually seek to maximize our return on investments and to reduce operating and financial costs in our subsidiaries, jointly controlled entities and associates over which we have significant influence.

As of and for the year ended December 31, 2012, our consolidated assets were Ch$13,318 billion, our consolidated net income was Ch$894 billion and our EBITDA was Ch$1,964 billion. Our common stock has been registered with the SVS and is listed for trading on the Chilean Stock Exchanges. Additionally, ADSs representing shares of our common stock are registered with the SEC and are listed for trading on the NYSE. As of December 31, 2012, our market capitalization was Ch$5.7 trillion. As of February 22, 2013, our market capitalization was Ch$5.9 trillion.

Enersis S.A. is a publicly held limited liability stock corporation organized under the laws of the Republic of Chile. Our principal executive offices are located at Santa Rosa 76, Santiago, Chile and our general telephone number is (562) 2353-4682.

Electricity Generation and Transmission

As of December 31, 2012, we own and operate 15,171 MW of installed capacity through Endesa Chile, our subsidiary in which we have a 60.0% interest. Of our total generation capacity, 57% is derived from hydroelectric facilities, 42% from conventional thermal technology and 1% from wind power sources.

We have subsidiaries operating in the electricity generation sector in Chile, Brazil, Colombia, Peru and Argentina.

Consolidated electricity production reached 58,694 GWh for the year ended December 31, 2012, and consolidated energy sales amounted to 66,311 GWh for the year ended December 31, 2012.

Consolidated operating income for generation and transmission activities for the year ended December 31, 2012 amounted to Ch$801 billion.

Generation in Chile

As of December 31, 2012, Enersis operated 5,961 MW of installed capacity in Chile, representing 33% of the total installed generation capacity in Chile as of such date. The Company was the largest electricity generator in Chile based on installed capacity for the year ended December 31, 2012, according to the CDEC.

Electricity generation by the Company in Chile totaled 20,194 GWh for the year ended December 31, 2012, equivalent to 34% of Enersis’ total output during such period. Of the electricity generated by the Company in Chile during the year ended December 31, 2012, 44% was attributable to thermal generation, 55% was attributable to hydroelectric generation and 1% was attributable to wind and other renewable sources.

The Company’s physical energy sales in Chile amounted to 21,277 GWh for the year ended December 31, 2012, equivalent to 32% of Enersis’ total energy sales during such period. Of the total physical energy sales in Chile for the year ended December 31, 2012, 66% represented sales to regulated customers, 30% represented sales to unregulated customers and 5% represented sales on the spot market. For the year ended December 31, 2012, 95% of the Company’s physical energy sales in Chile were contracted sales and 5% were non-contracted sales.

For the year ended December 31, 2012, net income from generation activities in Chile totaled Ch$73.5 billion, representing 7% of Enersis’ net income for such period.

Generation in Brazil

As of December 31, 2012, Enersis operated 987 MW of installed capacity in Brazil, representing 1% of the total installed generation capacity in Brazil as of such date.

Electricity generation by the Company in Brazil totaled 5,177 GWh for the year ended December 31, 2012, equivalent to 9% of Enersis’ total output during such period. Of the electricity generated by the Company in Brazil during the year ended December 31, 2012, 28% was attributable to thermal generation and 72% was attributable to hydroelectric generation.

The Company’s physical energy sales in Brazil amounted to 7,291 GWh for the year ended December 31, 2012, equivalent to 11% of Enersis’ total energy sales during such period. Of the total physical energy sales in Brazil for the year ended December 31, 2012, 52% represented sales to regulated customers, 37% represented sales to unregulated customers and 11% represented sales on the spot market. For the year ended December 31, 2012, 89% of the Company’s physical energy sales in Brazil were contracted sales and 11% were non-contracted sales.

For the year ended December 31, 2012, net income from generation activities in Brazil totaled Ch$162.4 billion, representing 18% of Enersis’ net income for such period.

Generation in Colombia

As of December 31, 2012, Enersis operated 2,914 MW of installed capacity in Colombia, representing 20% of the total installed generation capacity in Colombia as of such date. The Company was the second largest electricity generator in Colombia based on installed capacity for the year ended December 31, 2012, according to the operator of the system XM.

Electricity generation by the Company in Colombia totaled 13,294 GWh for the year ended December 31, 2012, equivalent to 23% of Enersis’ total output during such period. Of the electricity generated by the Company in Colombia during the year ended December 31, 2012, 5% was attributable to thermal generation and 95% was attributable to hydroelectric generation.

The Company’s physical energy sales in Colombia amounted to 16,304 GWh for the year ended December 31, 2012, equivalent to 25% of Enersis’ total energy sales during such period. Of the total physical energy sales in Colombia for the year ended December 31, 2012, 53% represented sales to regulated customers, 19% represented sales to unregulated customers and 28% represented sales on the spot market. For the year ended December 31, 2012, 72% of the Company’s physical energy sales in Colombia were contracted sales and 28% were non-contracted sales.

For the year ended December 31, 2012, net income from generation activities in Colombia totaled Ch$201.2 billion, representing 22.5% of Enersis’ net income for such period.

Generation in Peru

As of December 31, 2012, Enersis operated 1,658 MW of installed capacity in Peru, representing 23% of the total installed generation capacity in Peru as of such date. The Company was the largest electricity generator in Peru based on installed capacity for the year ended December 31, 2012, according to the COES.

Electricity generation by the Company in Peru totaled 8,740 GWh for the year ended December 31, 2012, equivalent to 15% of Enersis’ total output during such period. Of the electricity generated by the Company in Peru during the year ended December 31, 2012, 47% was attributable to thermal generation and 53% was attributable to hydroelectric generation.

The Company’s physical energy sales in Peru amounted to 9,587 GWh for the year ended December 31, 2012, equivalent to 14.5% of Enersis’ total energy sales during such period. Of the total physical energy sales in Peru for the year ended December 31, 2012, 65% represented sales to regulated customers, 30% represented sales to unregulated customers and 5% represented sales on the spot market. For the year ended December 31, 2012, 95% of the Company’s physical energy sales in Peru were contracted sales and 5% were non-contracted sales.

For the year ended December 31, 2012, net income from generation activities in Peru totaled Ch$64.6 billion, representing 7.2% of Enersis’ net income for such period.

Generation in Argentina

As of December 31, 2012, Enersis operated 3,652 MW of installed capacity in Argentina, representing 11.7% of the total installed generation capacity in Argentina as of such date. The Company was the second largest electricity generator in Argentina based on installed capacity for the year ended December 31, 2012, according to CAMMESA.

Electricity generation by the Company in Argentina totaled 11,289 GWh for the year ended December 31, 2012, equivalent to 19% of Enersis’ total output during such period. Of the electricity generated by the Company in Argentina during the year ended December 31, 2012, 75% was attributable to thermal generation and 25% was attributable to hydroelectric generation.

The Company’s physical energy sales in Argentina amounted to 11,852 GWh for the year ended December 31, 2012, equivalent to 18% of Enersis’ total energy sales during such period. Of the total physical energy sales in Argentina for the year ended December 31, 2012, 18% represented sales to unregulated customers and 82% represented sales on the spot market. For the year ended December 31, 2012, 18% of the Company’s physical energy sales in Argentina were contracted sales and 82% were non-contracted sales.

For the year ended December 31, 2012, net income from generation activities in Argentina totaled Ch$36.3 billion, representing 4.1% of Enersis’ net income for such period.

Transmission

Enersis and Endesa Chile own and operate Compañía de Interconexión Energética S.A. (CIEN), a company whose main asset is a 2,100 MW interconnection dual line between Argentina and Brazil, with a total length of 1,000 km, as well as the Garabi I and II frequency converter stations as of December 31, 2012.

Net income for CIEN, including TESA and CTM, for the year ended December 31, 2012, amounted to Ch$16 billion.

Electricity Distribution

Distribution in Chile

In Chile, we carry out our electricity distribution business through Chilectra, in which we hold 99.1%. Chilectra is one of the largest electricity distribution companies in Chile, supplying approximately 1.7 million customers in the greater Santiago metropolitan area as of December 31, 2012. Chilectra operates in a concession area of 2,118 square kilometers covering 33 municipalities of the Santiago Metropolitan Region, being Chile’s most densely populated area and having the highest concentration of industries, commerce and office facilities in the country and as of December 31, 2012, Chilectra had consolidated assets of Ch$1,303 billion, operating income of Ch$133 billion and energy sales of 14,445 GWh for the year ended December 31, 2012.

Distribution in Brazil

In Brazil, we carry out our electricity distribution business through Ampla, the second largest electricity distributor in the State of Rio de Janeiro, and Coelce, the sole electricity distributor in the State of Ceara in northeastern Brazil. Ampla supplies 2.7 million customers and Coelce serves 3.3 million customers in their respective concession areas. We currently hold a 70.2% economic interest in Ampla and a 35.3% economic interest in Coelce. Ampla had assets of Ch$1,235 billion as of December 31, 2012 and operating income of Ch$174 billion and energy sales of 10,816 GWh for the year ended December 31, 2012. Coelce had assets of Ch$875 billion as of December 31, 2012 and operating income of Ch$131 billion and energy sales of 9,878 GWh for the year ended December 31, 2012.

Distribution in Colombia

We hold a 21.7% economic interest in Codensa, and due to a transfer of rights from another Endesa Spain subsidiary, we appoint the majority of the Board members and control this company. Codensa is an electricity distribution company that serves a concession area of 14,087 square kilometers in Bogotá and 96 other municipalities in the Departments of Cundinamarca, Tolima and Boyacá, where it serves approximately 2.6 million customers. Codensa had assets of Ch$1,194 billion as of December 31, 2012, operating income of Ch$239 billion, and energy sales of 12,972 GWh for the year ended December 31, 2012. We also participate in the electricity distribution business in Colombia through our subsidiary Cundinamarca, in which we hold a 40.2% economic interest. Cundinamarca is an electricity distribution company that serves a concession area of 5,186 square kilometers in the Department of Cundinamarca. It serves approximately 125 thousand customers. Cundinamarca had assets of Ch$65 billion as of December 31, 2012, operating income of Ch$6.4 billion, and energy sales of 392 GWh for the year ended December 31, 2012.

Distribution in Peru

As of December 31, 2012, we owned a 57.5% economic interest in Edelnor, our Peruvian electricity distribution subsidiary. Edelnor operates in a concession area of 1,517 square kilometers. Edelnor has an exclusive concession to distribute electricity in the northern part of the Lima metropolitan area, some provinces of the Lima department, such as Huaral, Huaura, Barranca and Oyón, and in the adjacent province of Callao. Edelnor serves approximately 1.2 million customers. Edelnor had total assets of Ch$526 billion as of December 31, 2012 and operating income of Ch$70 billion and total energy sales of 6,863 GWh for the year ended December 31, 2012. In the same period the total energy purchases reached Ch$229 billion.

Distribution in Argentina

In Argentina, Edesur is one of the largest electricity distribution companies. We hold a 65.4% economic interest in Edesur. Edesur serves approximately 2.4 million customers in the greater Buenos Aires metropolitan area and operates in a concession area of 3,309 square kilometers. Edesur distributes electricity in the south-central part of the greater city and the Buenos Aires metropolitan area. Its service area comprises the major business district of Buenos Aires and several residential areas of the southern part of the city. Edesur had consolidated assets of Ch$325 billion as of December 31, 2012 and operating income of Ch$54.1 billion and energy sales of 17,738 GWh for the year ended December 31, 2012.

TAXATION

Chilean Tax Considerations

The following discussion summarizes material Chilean income and withholding tax consequences to foreign holders arising from the ownership and disposition of ADS rights, rights, shares and ADSs. The summary which follows does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of ADS rights, rights, shares or ADSs and does not purport to deal with the tax consequences applicable to all categories of investors, some of which may be subject to special rules. Holders of shares and ADSs are advised to consult their own tax advisors concerning the Chilean and other tax consequences of the ownership of shares or ADSs.

The summary that follows is based on Chilean law, as in effect on the date hereof, and is subject to any changes in these or other laws occurring after such date, possibly with retroactive effect. Under Chilean law, provisions contained in statutes such as tax rates applicable to foreign investors, the computation of taxable income for Chilean purposes and the manner in which Chilean taxes are imposed and collected may be amended only by another law. In addition, the Chilean tax authorities enact rulings and regulations of either general or specific application and interpret the provisions of the Chilean Income Tax Law. Chilean tax may not be assessed retroactively against taxpayers who act in good faith relying on such rulings, regulations and interpretations, but Chilean tax authorities may change their rulings, regulations and interpretations in the future. The discussion that follows is also based, in part, on representations of the depositary, and assumes that each obligation in the Deposit Agreement and any related agreements will be performed in accordance with its terms. As of this date, there is currently no applicable income tax treaty in effect between the United States and Chile. However, in 2010 the United States and Chile signed an income tax treaty that will enter into force once the treaty is ratified by both countries. There can be no assurance that the treaty will be ratified by either country. The following summary assumes that there is no applicable income tax treaty in effect between the United States and Chile.

As used in this prospectus, the term “foreign holder” means either:

•

in the case of an individual holder, a person who is not a resident of Chile; for purposes of Chilean taxation, an individual is resident of Chile if he or she has resided in Chile for more than six months in one calendar year, or a total of more than six months in two consecutive fiscal years; or

•

in the case of a legal entity holder, an entity that is not organized under the laws of Chile, unless the shares or ADSs are assigned to a branch, agent, representative or permanent establishment of such entity in Chile.

Taxation of Shares and ADSs

Taxation of Cash Dividends and Property Distributions

General Rule: Cash dividends paid with respect to the shares or ADSs held by a foreign holder will be subject to Chilean withholding tax, which is withheld and paid by the company. As described in the example below, the amount of the Chilean withholding tax is determined by applying a 35% rate to a “grossed-up” distribution amount (such amount equal to the sum of the actual distribution amount and the correlative Chilean corporate income tax paid by the issuer), and then subtracting as a credit such correlative Chilean corporate income tax paid by the issuer. For years 2004 through 2010, the Chilean corporate income tax rate was 17%; for 2011 and hereafter the rate is 20%. The example below illustrates the effective Chilean withholding tax burden on a cash dividend received by a foreign holder, assuming a Chilean withholding tax base rate of 35%, an effective Chilean corporate income tax rate of 20% and a distribution of 50% of the net income of the company distributable after payment of the Chilean corporate income tax:

Line	Concept and calculation assumptions	Amount
1	Company taxable income (based on Line 1 = 100)	100.0
2	Chilean corporate income tax : 20% x Line 1	20.0
3	Net distributable income: Line 1 — Line 2	80.0
4	Dividend distributed (50% of net distributable income): 50% of Line 3	40
5	Withholding tax: (35% of (the sum of Line 4 and 50% of Line 2))	(17.5)
6	Credit for 50% of Chilean corporate income tax : 50% x Line 2	10
7	Net withholding tax : Line 5 + Line 6	(7.5)
8	Net dividend received: Line 4 - Line 7	32.5
9	Effective dividend withholding rate : Line 7 / Line 4	18.75%

In general, the effective Chilean dividend withholding tax rate, after giving effect to the credit for the Chilean corporate income tax paid by the company, can be computed using the following formula:

Effective Dividend	=	(Withholding tax rate) - (Chilean corporate income tax rate)
Withholding Tax Rate		1 - (Chilean corporate income tax rate)

Using the prevailing rates, the Effective Dividend Withholding Rate =

(35%-20%) / (100%-20%) = 18.75%

Dividends are generally assumed to have been paid out of the Company’s oldest retained profits for purposes of determining the level of Chilean corporate income tax that was paid by the Company. For information as to the retained earnings of the Company for tax purposes and the tax credit available on the distribution of such retained earnings, see Note 17 to our Consolidated Financial Statements included in the 2011 Form 20-F.

Under Chilean Income Tax Law, dividend distributions made in property are subject to the same Chilean tax rules as cash dividends. Stock dividends that represent free shares distributed to foreign shareholders as a consequence of a capitalization made on the same corporation are not subject to Chilean taxation.

Exceptions: Despite the aforementioned general rule, there are special circumstances under which a different tax treatment would apply depending on the source of the income or due to special circumstances existing at the date of the dividend distribution. The most common special cases are briefly described below:

1)

Circumstances where there is no corporate income tax credit against the Chilean withholding tax: These cases are when: (i) the financial book profits paid as dividends (following the seniority rule indicated above) exceed the Company’s taxable income (such dividend distributions in excess of the company’s taxable income determined as of December 31 of the distribution’s year will be subject to the Chilean withholding tax rate of 35%, without the corporate income tax credit; in relation to the provisional withholding rule applicable on the date of the dividend payment, please see number 3 below); or (ii) the income was not subject to corporate income tax due to an exemption of the Chilean corporate income tax, in which case the foreign holder will be also subject to the Chilean withholding tax rate of 35% without the corporate income tax credit.

2)	Circumstances where dividends have been imputed to income exempted from all the Chilean income taxes: In these cases, dividends distributed by the company to the foreign holder will not be subject to Chilean withholding tax. Income exempted from Chilean income tax is expressly listed in the Chilean Income Tax Law.

3)	Circumstances where dividends are subject to a provisional withholding tax: In the event that on the date of the dividend distribution there are no earnings on which income tax has been paid and there are no tax-exempt earnings, a 35% Chilean withholding tax with a provisional 20% Chilean corporate income tax credit is applicable. This provisional 20% Chilean corporate income tax credit granted must be confirmed with the information of Company’s taxable income as of December 31 of the year in which the dividend was paid. The company can agree with the foreign holders to withhold a higher amount in order to avoid under withholding of the Chilean withholding tax.

4)	Circumstances when it is possible to use in Chile certain credits against income taxes paid abroad, or “foreign tax credit”: This occurs when dividends distributed by the Chilean company have as their source income generated by companies domiciled in third countries. If that income was subject to withholding tax or corporate income tax in those third countries, such income will have a credit or “foreign tax credit” against corresponding Chilean taxes, which can be proportionally transferred to the shareholders of the Chilean company.

Taxation on sale or exchange of ADSs outside Chile

Gains obtained by a foreign holder from the sale or exchange of ADSs outside Chile will not be subject to Chilean taxation.

Taxation on sale or exchange of Shares

The Chilean Income Tax Law includes a tax exemption on capital gains arising from the sale of shares of listed companies traded in the stock markets. Although there are certain restrictions, in general terms, the amendment provides that in order to qualify for the capital gain exemption: (i) the shares must be of a publicly held stock corporation with a certain minimum level of trading on a stock exchange; (ii) the sale must be carried out in a Chilean stock exchange, or in a tender offer subject to Chapter XXV of the Chilean Securities Market Law; (iii) the shares which are being sold must have been acquired on a Chilean stock exchange, or in a tender offer subject to Chapter XXV of the Chilean Securities Market Law, or in an initial public offering (due to the creation of a company or to a capital increase), or due to the exchange of convertible bonds; and (iv) the shares must have been acquired after April 19, 2001.

If the shares do not qualify for the above exemption, capital gains on their sale or exchange of shares (as distinguished from sales or exchanges of ADSs representing such shares of common stock) could be subject to two alternative tax regimes: (a) general tax regime, with a 20% Chilean corporate income tax and a 35% Chilean withholding tax, the former being creditable against the latter; or (b) a 20% Chilean corporate income tax as sole tax regime, when all the following circumstances are met: (i) the sale is made between unrelated parties, (ii) the sale of shares is not a recurrent or habitual activity for the seller and (iii) at least one year has elapsed between the acquisition and the sale of the shares.

The date of acquisition of the ADSs is considered to be the date of acquisition of the shares for which the ADSs are exchanged.

Taxation of Rights and ADS Rights

For Chilean tax purposes, the receipt of rights or ADS rights by a foreign holder of shares or ADSs pursuant to a rights offering is a nontaxable event. In addition, there are no Chilean income tax consequences to foreign holders upon the exercise or the lapse of the rights or the ADS rights.

Any gain on the sale, exchange or transfer of the ADS rights by a foreign holder is not subject to taxes in Chile.

Any gain on the sale, exchange or transfer of the rights by a foreign holder is subject to a 35% Chilean withholding tax.

Other Chilean Taxes

There is no gift, inheritance or succession tax applicable to the ownership, transfer or disposition of ADSs by foreign holders, but such taxes will generally apply to the transfer at death or by gift of the shares by a foreign holder. There is no Chilean stamp, issue, registration or similar taxes or duties payable by holders of shares or ADSs.

Material U.S. Income Tax Considerations

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof. These authorities are subject to change, possibly with retroactive effect. This discussion assumes that the depositary’s activities are clearly and appropriately defined so as to ensure that the tax treatment of ADSs will be identical to the tax treatment of the underlying shares.

The following are the material U.S. federal income tax consequences to U.S. holders (as defined herein) of receiving, owning and disposing of ADS rights, rights, shares or ADSs, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold such securities and is based on the assumption stated above under “Chilean Tax Considerations” that there is no applicable income tax treaty in effect between the United States and Chile. The discussion applies only if the beneficial owner holds ADS rights, shares or ADSs as capital assets for U.S. federal income tax purposes and it does not describe all of the tax consequences that may be relevant in light of the beneficial owner’s particular circumstances. For instance, it does not describe all the tax consequences that may be relevant to:

•	certain financial institutions;

•	insurance companies;

•	dealers and traders in securities who use a mark-to-market method of tax accounting;

•	persons holding shares or ADSs as part of a “straddle”, integrated transaction or similar transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	persons liable for the alternative minimum tax;

•	tax-exempt organizations;

•	persons holding shares or ADSs that own or are deemed to own ten percent or more of our stock; or

•	persons holding ADS rights, right, shares or ADSs in connection with a trade or business conducted outside of the United States.

If an entity classified as a partnership for U.S. federal income tax purposes holds ADS rights, rights, shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Partnerships holding ADS rights, rights, shares or ADSs and partners in such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of holding and disposing of the ADS rights, rights, shares or ADSs.

You are a “U.S. Holder” for purposes of this discussion if you are a beneficial owner of our ADS rights, rights, shares or ADSs and if you are, for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States; or

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust (i) that validly elects to be treated as a U.S. person for U.S. federal income tax purposes or (ii) if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and (B) one or more U.S. persons have the authority to control all substantial decisions of the trust.

In general, if a beneficial owner owns ADSs, such owner will be treated as the owner of the shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a beneficial owner exchanges ADSs for the underlying shares represented by those ADSs.

The U.S. Treasury has expressed concerns that parties to whom ADSs are released before shares are delivered to the depositary (pre-release) or intermediaries in the chain of ownership between beneficial owners and the issuer of the security underlying the ADSs may be taking actions that are inconsistent with the claiming of foreign tax credits for beneficial owners of depositary shares. Such actions would also be inconsistent with the claiming of the reduced tax rate, described below, applicable to dividends received by certain non-corporate beneficial owners. Accordingly, the analysis of the creditability of Chilean taxes, and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by such parties or intermediaries.

This discussion assumes that, and the Company believes, that it is not, and will not become, a passive foreign investment company, as described below.

Beneficial owners should consult their tax advisors with respect to their particular tax consequences of owning or disposing of shares or ADSs, including the applicability and effect of state, local, non-U.S. and other tax laws and the possibility of changes in tax laws.

Issuance of ADS Rights or Rights

Beneficial owners will not be subject to United States federal income taxation with respect to the receipt of ADS rights or rights.

Basis and Holding Period of the ADS Rights and Rights

Except as provided in the following sentence, the basis of the ADS rights or rights distributed to a beneficial owner will be zero. However, if either (i) the fair market value of the ADS rights or rights is 15% or more of the fair market value (on the date of distribution) of the ADSs or shares with respect to which they are distributed or (ii) the beneficial owner of the ADS rights or rights irrevocably elects, in such beneficial owner’s federal income tax return for the taxable year in which the ADS rights or rights are received, to allocate part of the basis of such ADSs or shares, then upon exercise or sale of the ADS rights or rights the beneficial owner’s basis in such ADSs or shares will be allocated between such ADSs or shares and the ADS rights or rights in proportion to the fair market values of each on the date of distribution of the ADS rights or rights. No basis will be allocated to any such ADS rights or rights that lapse. A beneficial owner’s holding period in ADS rights or rights will include the beneficial owner’s holding period for the ADSs or shares with respect to which the ADS rights or rights were distributed.

Sale of Rights

For United States federal income tax purposes, a beneficial owner will recognize gain or loss upon the sale or other disposition of rights (including the sale by the depositary or ADS rights agent of rights corresponding to unexercised ADS rights or fractional ADS rights of a beneficial owner) in an amount equal to the difference between the amount realized for the rights and the beneficial owner’s basis in the ADS rights or rights. Such gain or loss will generally be treated as capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

If a beneficial owner is a U.S. Holder, gain or loss recognized by the beneficial owner on a sale of rights generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. Consequently, the beneficial owner may not be able to use the foreign tax credit arising from any Chilean tax imposed on the disposition of a right unless such credit can be applied against tax due on other income treated as derived from foreign sources in the appropriate limitation category.

If a beneficial owner is a Non-U.S. Holder, such beneficial owner of rights generally will not be subject to United States income or withholding tax on gain from the sale or other disposition of rights unless (i) such gain is effectively connected with the conduct of a trade or business within the United States (and if required by an applicable income tax treaty, is attributable to permanent establishment maintained by the beneficial owner) or (ii) the beneficial owner is an individual who is present in the United States for at least 183 days during the taxable year of the disposition and certain other conditions are met.

Expiration of the ADS Rights or Rights

If a holder does not exercise ADS rights prior to the ADS rights expiration date, such holder generally will recognize no gain or loss, except to the extent of gains from distributions by the depositary with respect to the sale of rights represented by unexercised ADS rights, as discussed in “Summary of the Rights Offering—Preemptive Rights Offerings—ADS Rights Offering”. If a holder does not exercise rights prior to the rights expiration date, it will recognize no gain or loss.

Exercise of the ADS Rights or Rights

Beneficial owners of ADS rights or rights will not recognize any gain or loss upon the exercise of the ADS rights or rights. The basis of ADSs or shares acquired upon exercise of ADS rights or rights will be equal to the sum of such beneficial owner’s basis in the ADS rights or rights exercised and the amount paid upon exercise of those ADS rights or rights, in each case determined in U.S dollars. The holding period of ADSs or shares acquired upon exercise of ADS rights or rights will begin on the date the ADS rights or rights are exercised.

Taxation of Distributions

Distributions paid on shares or ADSs other than certain pro rata distributions of shares of common stock will be treated as dividends taxable as ordinary income to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported as dividends.

If a beneficial owner is a U.S. Holder, subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid by qualified foreign corporations to the beneficial owner that is not a corporation are taxable at a maximum rate of 20%. A foreign company is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on an established securities market in the United States, such as the New York Stock Exchange where our ADSs are traded. A beneficial owner should consult its tax advisors to determine whether the favorable rate will apply to dividends it receives and whether it is subject to any special rules that limit its ability to be taxed at this favorable rate.

The amount of a dividend will include the net amount withheld by us in respect of Chilean withholding taxes on the distribution. The amount of the dividend will be treated as foreign-source dividend income to a beneficial owner and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code. Dividends will be included in a beneficial owner’s income on the date of its, or in the case of ADSs, the depositary’s, receipt of the dividend. The amount of any dividend paid in Chilean pesos will be a U.S. dollar amount calculated by reference to the exchange rate for converting Chilean pesos into U.S. dollars in effect on the date of such receipt regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a beneficial owner generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. A beneficial owner may have foreign currency gain or loss if the dividend is converted into U.S. dollars on a date after the date of receipt.

Subject to applicable limitations that may vary depending upon a beneficial owner’s circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, the net amount of Chilean withholding tax (after reduction for the credit for Chilean corporate income tax, as discussed above under “—Chilean Tax Considerations—Taxation of Shares and ADSs—Taxation of Cash Dividends and Property Distributions”) withheld from dividends on shares or ADSs will be creditable against a beneficial owner’s U.S. federal income tax liability. The rules governing foreign tax credits are complex and, therefore, a beneficial owner should consult its tax advisor regarding the availability of foreign tax credits in its particular circumstances. Instead of claiming a credit, a beneficial owner may, at its election, deduct such Chilean taxes in computing its taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.

Sale or Other Disposition of Shares or ADSs

If a beneficial owner is a U.S. Holder, for U.S. federal income tax purposes, the gain or loss a beneficial owner realizes on the sale or other disposition of shares or ADSs will be a capital gain or loss, and will be a long-term capital gain or loss if the beneficial holder has held the shares or ADSs for more than one year. The amount of a beneficial owner’s gain or loss will equal the difference between the beneficial owner’s tax basis in the shares or ADSs disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. Such gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. In addition, certain limitations exist on the deductibility of capital losses by both corporate and individual taxpayers.

In certain circumstances, Chilean taxes may be imposed upon the sale of shares. See “—Chilean Tax Considerations—Taxation of Shares and ADSs”. If a Chilean tax is imposed on the sale or disposition of shares, and a beneficial owner that is a U.S. Holder does not receive significant foreign source income from other sources, such beneficial owner may not be able to credit such Chilean tax against its U.S. federal income tax liability.

Passive Foreign Investment Company Rules

We believe that we were not a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for our 2012 taxable year and do not expect to be or become one for our 2013 taxable year or for the foreseeable future. However, because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, and because it is unclear whether certain types of our income constitute passive income for PFIC purposes, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were a PFIC for 2012 or for any prior or future taxable year during which a beneficial owner held shares or ADSs, certain adverse consequences could apply to the beneficial owner, including the imposition of higher amounts of tax than would otherwise apply, and additional filing requirements. A beneficial owner should consult its tax advisors regarding the consequences to it if we were a PFIC, as well as the availability and advisability of making any election that might mitigate the adverse consequences of PFIC status.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless (i) the beneficial owner is an exempt recipient or (ii) in the case of backup withholding, the beneficial owner provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

The amount of any backup withholding from a payment to a beneficial owner will be allowed as a credit against its U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

Medicare Contribution Tax

Legislation enacted in 2010 generally imposes a tax of 3.8% on the “net investment income” of certain individuals, trusts and estates. Among other items, net investment income generally includes gross income from dividends and net gain attributable to the disposition of certain property, like the shares, ADSs, rights and ADS rights, less certain deductions. A beneficial owner should consult its tax advisor regarding the possible application of this legislation in its particular circumstances.

A beneficial owner should consult its tax advisors with respect to the particular consequences to it of receiving, owning or disposing of shares or ADSs.

DEALER MANAGERS, PLACEMENT AGENTS AND UNDERWRITERS

We have entered into a dealer manager, placement facilitation and underwriting agreement with J.P. Morgan Securities LLC, BTG Pactual US Capital, LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the dealer managers and placement agents listed below in connection with the rights offering and, if we enter into an underwriting agreement supplement with the underwriters, of the underwriters listed below in connection with the public offering of ADSs as further described below:

J.P. Morgan Securities LLC
Banco BTG Pactual SA - Cayman Branch
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Banchile Asesoría Financiera S.A.*
BBVA Corredores de Bolsa Limitada
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
Goldman, Sachs & Co.
HSBC Securities (USA) Inc.
Larraín Vial S.A. Corredora de Bolsa*
Morgan Stanley & Co. LLC
Santander Investment Securities Inc.
BNP Paribas Securities Corp.
Credit Agricole Securities (USA) Inc.
Mitsubishi UFJ Securities (USA), Inc.

*	Banchile Asesoría Financiera S.A. and Larraín Vial S.A. Corredora de Bolsa are not expected to participate in any underwriting on a firm commitment basis.

We have agreed to pay commissions to the dealer managers, placement agents and/or underwriters of up to approximately US$29.6 million in the aggregate depending on the number of shares (including in the form of ADSs) that are subscribed, placed and/or sold (including through a potential underwritten offering (if any) as further described below). The dealer manager, placement facilitation and underwriting agreement provides that the dealer managers may also act as placement agents with respect to any shares that are not subscribed for in the rights offering. In addition, we have agreed to reimburse the dealer managers, placement agents and underwriters for their reasonable out-of-pocket expenses.

Subject to the terms and conditions of the dealer manager, placement facilitation and underwriting agreement, we may enter into an underwriting agreement supplement pursuant to which we will agree to sell to the underwriters, and each underwriter will severally agree to purchase, at a price to be determined and to be set forth in the underwriting agreement supplement, up to a number of shares in the form of ADSs that are not subscribed for in the rights offering. The underwriters will not be obligated to purchase any shares or ADSs from us on a firm commitment basis unless we and the underwriters determine to enter into such underwriting agreement supplement.

If we enter into the underwriting agreement supplement with the underwriters, we will offer the ADSs described in this prospectus supplement and accompanying prospectus through the underwriters, and each underwriter will agree, severally and not jointly, to purchase from us a certain number of ADSs at a price per ADS to be set forth in such underwriting agreement supplement.

The underwriters will be committed to purchase such number of ADSs offered by us, if any, as we and they agree pursuant to an underwriting agreement supplement. The dealer manager, placement facilitation and underwriting agreement also provides that if an underwriting agreement supplement is executed and an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

If any of the underwriters is not a U.S. registered broker-dealer and, to the extent that they intend to effect any sales of the ADSs in the United States, they will do so through one or more U.S. registered broker-dealers or through their U.S. registered broker-dealer affiliates.

The underwriters propose to offer the ADSs directly to the public at an initial public offering price to be determined at the time any underwriting agreement supplement is executed. Sales of ADSs made outside of the United States may be made by affiliates of the underwriters. BBVA Corredores de Bolsa Limitada, one of the underwriters, is not a U.S. registered broker-dealer and will not (either directly or indirectly, including through its affiliates) offer or sell ADSs in the United States, or to nationals or residents of the United States. Banchile Asesoría Financiera S.A. and Larraín Vial S.A. Corredora de Bolsa are acting as dealer managers in connection with the rights offering, but are not expected to participate in any subsequent underwriting on a firm commitment basis.

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the commissions paid to the dealer managers, placement agents and/or underwriters will be approximately US$12 million.

A prospectus in electronic format may be made available on the web sites maintained by one or more dealer managers, placement agents or underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of ADSs to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or file with the SVS or the Securities and Exchange Commission a registration statement under the Securities Act relating to, any of our shares or securities convertible into or exchangeable or exercisable for any of our shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any of our shares or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares or such other securities, in cash or otherwise), in each case without the prior written consent of the representatives for a period of 90 days after the date of this prospectus supplement and accompanying prospectus (the “Restricted Period”), other than shares or ADSs to be sold pursuant to the rights offering and any underwriting agreement supplement. Notwithstanding the foregoing, if (1) during the last 17 days of the Restricted Period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the Restricted Period, we announce that we will release earnings results during the 16-day period beginning on the last day of the Restricted Period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Our directors and executive officers, and Endesa have entered into lock-up agreements with the dealer managers, placement agents and underwriters prior to the commencement of this rights offering pursuant to which each of these persons or entities, with limited exceptions, during the Restricted Period, may not, without the prior written consent of the representatives, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any of our shares or any securities convertible into or exercisable or exchangeable for our shares (including, without limitation, shares or such other securities which may be deemed to be beneficially owned by such directors, executive officers and shareholders in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), or publicly disclose the intention to make any offer, sale, pledge or disposition, (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the shares or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of shares or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any of our shares or any security convertible into or exercisable or exchangeable for our shares. Notwithstanding the foregoing, if (1) during the last 17 days of the Restricted Period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the Restricted Period, we announce that we will release earnings results during the 16-day period beginning on the last day of the Restricted Period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

We have agreed to indemnify the several dealer managers, placement agents and the underwriters against certain liabilities, including liabilities under the Securities Act.

Our ADSs are listed on the NYSE under the symbol “ENI.” Our shares are listed on the Chilean Stock Exchanges under the symbol “ENERSIS” and on the Latibex under the symbol “XENI”.

Other than in the United States and Chile, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus supplement and accompanying prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus supplement and accompanying prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose comes possession this prospectus supplement and accompanying prospectus and are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus supplement and accompanying prospectus. This prospectus supplement and accompanying prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus supplement and accompanying prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

The dealer managers, placement agents and underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the dealer managers, placement agents and underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the dealer managers, placement agents and underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to our assets, securities and/or instruments (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The dealer managers, placement agents and underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Selling Restrictions

Argentina

This prospectus supplement and accompanying prospectus has not been registered with the Comisión Nacional de Valores and may not be offered publicly in Argentina. The prospectus may not be publicly distributed in Argentina. Neither we nor the dealer managers, placement agents or underwriters will solicit the public in Argentina in connection with this prospectus supplement and accompanying prospectus.

Australia

This prospectus supplement and accompanying prospectus is not a formal disclosure document and has not been, nor will be, lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus or other disclosure document (as defined in the Corporations Act 2001 (Australia)) for the purposes of Part 6D.2 of the Corporations Act 2001 (Australia) or in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia), in either case, in relation to the securities.

The securities are not being offered in Australia to “retail clients” as defined in sections 761G and 761GA of the Corporations Act 2001 (Australia). This offering is being made in Australia solely to “wholesale clients” for the purposes of section 761G of the Corporations Act 2001 (Australia) and, as such, no prospectus, product disclosure statement or other disclosure document in relation to the securities has been, or will be, prepared.

This prospectus supplement and accompanying prospectus does not constitute an offer in Australia other than to persons who do not require disclosure under Part 6D.2 of the Corporations Act 2001 (Australia) and who are wholesale clients for the purposes of section 761G of the Corporations Act 2001 (Australia). By submitting an application for our securities, you represent and warrant to us that you are a person who does not require disclosure under Part 6D.2 and who is a wholesale client for the purposes of section 761G of the Corporations Act 2001 (Australia). If any recipient of this prospectus supplement and accompanying prospectus is not a wholesale client, no offer of, or invitation to apply for, our securities shall be deemed to be made to such recipient and no applications for our securities will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for our securities you undertake to us that, for a period of 12 months from the date of issue of the securities, you will not transfer any interest in the securities to any person in Australia other than to a person who does not require disclosure under Part 6D.2 and who is a wholesale client.

Brazil

The offer of securities described in this prospectus supplement and accompanying prospectus will not be carried out by any means that would constitute a public offering in Brazil under Law No. 6,385, of December 7, 1976, as amended, and under CVM Rule (Instrução) No. 400, of December 29, 2003, as amended. The offer and sale of the securities have not been and will not be registered with the Comissão de Valores Móbilearios in Brazil. The securities have not been offered or sold, and will not be offered or sold in Brazil, except in circumstances that do not constitute a public offering or distribution under Brazilian laws and regulations.

Colombia

The securities have not been and will not be offered in Colombia through a public offering of securities pursuant to Colombian laws and regulations, nor will they be registered in the Colombian National Registry of Securities and Issuers or listed on a regulated securities trading system such as the Colombian Stock Exchange.

Dubai International Financial Center

This prospectus supplement and accompanying prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement and accompanying prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement and accompanying prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The securities to which this prospectus supplement and accompanying prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus supplement and accompanying prospectus you should consult an authorized financial advisor.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), from and including the date on which the European Union Prospectus Directive (the “EU Prospectus Directive”) was implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of securities described in this prospectus supplement and accompanying prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to such securities which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of securities described in this prospectus supplement and accompanying prospectus may be made to the public in that Relevant Member State at any time:

•	to any legal entity which is a qualified investor as defined under the EU Prospectus Directive;

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive); or

•

in any other circumstances falling within Article 3(2) of the EU Prospectus Directive, provided that no such offer of securities described in this prospectus supplement and accompanying prospectus shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the EU Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State. The expression “EU Prospectus Directive” means Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Hong Kong

The securities to which this prospectus supplement and accompanying prospectus relates may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the securities may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Japan

The securities offered in this prospectus supplement and accompanying prospectus have not been registered under the Securities and Exchange Law of Japan. The securities have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Kuwait

Unless all necessary approvals from the Kuwait Capital Markets Authority pursuant to Law No. 7/2010, its Executive Regulations and the various Resolutions and Announcements issued pursuant thereto or in connection therewith have been given in relation to the marketing, of and sale of the securities, these may not be offered for sale, nor sold in the State of Kuwait. Neither this prospectus supplement and accompanying prospectus nor any of the information contained herein is intended to lead to the conclusion of any contract of whatsoever nature within the State of Kuwait.

Mexico

The securities described in this prospectus supplement and accompanying prospectus are not being offered, sold or traded in Mexico pursuant to, and do not constitute, an oferta pública (public offering) in accordance with the Ley del Mercado de Valores, as amended (Mexican Securities Market Law, or “LMV”), or Disposiciones de carácter general aplicables a las emisoras de valores y a otros participantes del mercado de valores (the general rules, regulations and other general provisions issued by the Comisión Nacional Bancaria y de Valores (Mexican Banking and Securities Commission, or “CNBV”), or “General Issuer’s Rules”), nor is the offering contemplated hereby being authorized by the CNBV; therefore, any such securities may not be offered or sold publicly, or otherwise be the subject of brokerage activities, in Mexico, except pursuant to a private placement exemption or other exemptions set forth in the Mexican Securities Market Law. As such, this offering can be made to any person in Mexico so long as the offering is conducted on a direct and personal basis and it complies, among other requirements as set forth under the LMV and the General Issuer’s Rules, with the following:

(i) it is made to persons who are inversionistas institucionales (institutional investors) within the meaning of Article 2, Roman numeral XVII, of the LMV and regarded as such pursuant to the laws of Mexico, or inversionistas calificados (qualified investors) within the meaning of Article 2, Roman numeral XVI, of the LMV, and have the income, assets or qualitative characteristics provided for under Article 1, Roman numeral XIII of the General Issuer’s Rules, which require maintenance, in average over the past year, of investments in securities (within the meaning of the LMV) for an amount equal or greater than 1,500,000 Unidades de Inversión (Investment Units or “UDIs”), or in each of the last 2 years had a gross annual income equal to or greater than 500,000 UDIs; or (ii) it is made to persons who are stockholders of companies which fulfill their corporate purpose exclusively or substantially with such securities (e.g., investment companies authorized to invest in such securities); or (iii) it is made pursuant to a plan or applicable program for our or our affiliates’ employees or groups of employees; or (iv) it is made to less than 100 persons, to the extent such persons do not qualify under (i), (ii) or (iii) above.

In identifying proposed purchasers for the securities in Mexico, the dealer managers, the placement agents and the underwriters will only contact persons or entities whom they reasonably believe are within one of the four categories described in the immediately preceding paragraph in items (i) through (iv). The dealer managers, the placement agents and the underwriters may further require you to expressly reiterate that you fall into one of the above mentioned categories, that you further understand that the private offering of securities has less documentary and information requirements than public offerings do, and to waive the right to claim on any lacking thereof.

This prospectus supplement and accompanying prospectus may not be publicly distributed in Mexico, whether through mass media to indeterminate subjects or otherwise, and they are not intended to serve as an application for the registration of the securities before the CNBV or listing of the securities before the Bolsa Mexicana de Valores, S.A.B. de C.V. (Mexican Stock Exchange, or “BMV”), nor as a prospectus in connection with a public offering in Mexico. This prospectus supplement and accompanying prospectus is solely our responsibility and has not been reviewed or authorized by the CNBV. The CNBV has not assessed or passed on the investment quality of securities, our solvency, liquidity or credit quality or the accuracy or completeness of the information provided in this prospectus supplement and accompanying prospectus. In making an investment decision, all investors, including any Mexican investors who may acquire securities from time to time, must rely on their own review and examination of our company. The acquisition of the securities by an investor who is a resident of Mexico will be made under its own responsibility.

Panama

The securities have not been, and will not be, registered for public offering in Panama with the Panamanian Superintendency of the Securities Market (Superintendencia del Mercado de Valores, previously the National Securities Commission of Panama) under Decree-Law 1 of July 8, 1999, as reformed by Law 67 of 2011 (the “Panamanian Securities Act”). Accordingly, the securities may not be offered or sold in Panama nor to persons domiciled in Panama, except in certain limited transactions exempted from the registration requirements of the Panamanian Securities Act. The securities do not benefit from tax incentives accorded by the Panamanian Securities Act, and are not subject to regulation or supervision by the Panamanian Superintendency of the Securities Market as long as the securities are privately offered to no more than 25 persons domiciled in Panama and result in the sale to no more than 10 of such persons.

People’s Republic of China

This offering has not been approved or registered in the People’s Republic of China (the “PRC”). This prospectus supplement and accompanying prospectus may not be circulated or distributed in the PRC and the securities may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any person in the PRC, except to the extent consistent with applicable laws and regulations of the PRC. For the purpose of this paragraph, the PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Peru

The securities and the information contained in this prospectus supplement and accompanying prospectus have not been and will not be registered with or approved by the Peruvian Securities Commission or the Lima Stock Exchange. Accordingly, the securities cannot be offered or sold in Peru, except if such offering is considered a private offering under the securities laws and regulations of Peru.

Qatar

The securities have not been and will not be offered, sold or delivered, at any time, directly or indirectly in the State of Qatar in a manner that would constitute a public offering. The securities are not and will not be listed on the Qatar Exchange.

This prospectus supplement and accompanying prospectus has not been, and will not be, reviewed or approved by or filed or registered with the Qatar Financial Markets Authority, Qatar Central Bank or the Qatar Financial Centre Regulatory Authority and may not be publicly distributed. This prospectus supplement and accompanying prospectus is intended for the original recipient only and must not be provided to any other person. It is not for general circulation in the State of Qatar and may not be reproduced or used for any other purpose.

Singapore

This prospectus supplement and accompanying prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and accompanying prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Switzerland

No securities will be publicly offered or distributed in Switzerland. Securities shall be offered in Switzerland privately only to a select circle of investors without the use of any public means of information or advertisement.

This prospectus supplement and accompanying prospectus does not constitute an offer prospectus within the meaning of Art. 652a of the Swiss Code of Obligations. It has not been filed with or approved by any Swiss regulatory authority or stock exchange. The securities will not be registered in Switzerland or listed at any Swiss stock exchange. This document may not be distributed or used in Switzerland without our prior written approval.

United Arab Emirates

The securities will be sold outside the United Arab Emirates and are not part of a public offering and are being offered to a limited number of institutional and private investors in the United Arab Emirates. We have not been reviewed, approved or licensed by the United Arab Emirates Central Bank or any other relevant licensing authorities or governmental agencies in the United Arab Emirates. This document is strictly private and confidential and has not been reviewed, deposited or registered with any licensing authority or governmental agency in the United Arab Emirates, and is being issued to a limited number of institutional and private investors and must not be provided to any person other than the original recipient and may not be reproduced or used for any other purpose. Our securities may not be offered or sold directly or indirectly to the public in the United Arab Emirates.

United Kingdom

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

LEGAL MATTERS

Certain matters of New York law relating to this offering will be passed upon for us by Chadbourne & Parke LLP, New York, New York. Certain matters of Chilean law relating to this offering will be passed upon for us by Carey y Cía Ltda., Santiago, Chile. Certain legal matters relating to this offering will be passed upon for the dealer managers, placement agents and underwriters by Davis Polk & Wardwell LLP, New York, New York and Claro & Cía, Santiago, Chile.

EXPERTS

The consolidated financial statements of Enersis included in the 2011 Form 20-F, and the effectiveness of Enersis S.A.’s internal control over financial reporting as of December 31, 2011 have been audited by Ernst & Young Servicios Profesionales de Auditoría y Asesoría Limitada, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference which are based in part on the reports of KPMG Auditores Consultores Ltda., independent registered public accounting firm. The financial statements referred to above are incorporated herein by reference in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

The financial statements of Enersis S.A. and its consolidated subsidiaries (the “Company”) as of December 31, 2010 and for each of the two years then ended and the schedule of condensed unconsolidated financial information as of December 31, 2010 and for each of the two years then ended incorporated by reference in this prospectus supplement have been audited by Deloitte Auditores y Consultores Ltda. (“Deloitte”), an independent registered public accounting firm, as stated in their report which is incorporated herein by reference (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the retrospective adjustment for the accounting change related to cash flow presentation from the indirect method to the direct method). The consolidated financial statements of the Company include the financial statements of its consolidated subsidiary, Empresa Nacional de Electricidad S.A. (“Endesa-Chile”). The consolidated financial statements of Endesa-Chile include the financial statements of the following entities, each having been prepared in conformity with its respective local statutory accounting basis: Emgesa S.A. E.S.P. (“Emgesa-Colombia”) (a consolidated subsidiary), and Endesa Brasil S.A. (“Endesa-Brasil”) (a consolidated subsidiary of the Company that is also a 40.45 percent-owned investee of Endesa-Chile accounted for using the equity method). Except for the amounts included in Endesa-Chile’s consolidated financial statements relating to Emgesa-Colombia and Endesa-Brasil, which Deloitte subjected to audit procedures in the context of the financial statements of Enersis taken as a whole, Deloitte did not audit the consolidated financial statements of Endesa-Chile. Endesa-Chile’s consolidated financial statements were audited by KPMG Auditores Consultores Ltda. whose report is incorporated herein by reference. The financial statements of Enersis S.A. and its consolidated subsidiaries as of December 31, 2010 and for each of the two years then ended and the schedule of condensed unconsolidated financial information as of December 31, 2010 and for each of the two years then ended have been so included in reliance upon the respective reports of such firms given upon their authority as experts in accounting and auditing. All of the foregoing firms are independent registered public accounting firms.

The consolidated financial statements of Endesa-Chile and its subsidiaries and the related consolidated financial statement schedule incorporated in this prospectus supplement by reference as of December 31, 2011 and 2010 and for each of the years in the three-year period ended December 31, 2011 (not presented separately) and management’s assessment of the effectiveness of Endesa-Chile’s internal control over financial reporting as of December 31, 2011 have been audited by KPMG Auditores Consultores Ltda. (“KPMG”), an independent registered public accounting firm, as set forth in their reports thereon incorporated in this prospectus supplement by reference from the 2011 Form 20-F. The consolidated financial statements of Endesa-Chile include the financial statements of the following consolidated entities, each having been prepared in conformity with its respective local statutory accounting basis: Emgesa-Colombia (a consolidated subsidiary) and Endesa-Argentina (a consolidated subsidiary), and the associate company Endesa-Brasil (a consolidated subsidiary of Enersis and its subsidiaries that is also a 40.45 percent-owned investee of Endesa-Chile accounted for using the equity method). Except for the amounts in 2011 related to Emgesa-Colombia (audited by Ernst & Young Audit Limitada), Endesa-Argentina (audited by Pistrelli, Henry Martin y Asociados S.R.L., a member firm of Ernst & Young Global) and Endesa-Brasil (audited by Ernst & Young Terco Auditores Independentes S.S.) and 2010 related to Emgesa-Colombia (audited by Ernst & Young Audit Limitada), and Endesa-Brasil (audited by Ernst & Young Terco Auditores Independentes S.S. ) which KPMG subjected to audit procedures in the context of the financial statements of Endesa-Chile taken as a whole, KPMG did not audit the consolidated financial statements of these entities. The report of KPMG has been incorporated in reliance upon their authority as experts in accounting and auditing.

PROSPECTUS

Enersis S.A.

Shares of Common Stock

Rights to Subscribe for Shares of Common Stock

We or any selling shareholder identified in a prospectus supplement may from time to time offer our shares of common stock in the form of common stock or in the form of American Depositary Shares, or ADSs. Each ADS represents 50 shares of common stock. We may from time to time also offer rights to subscribe for shares of our common stock.

Our shares of common stock are listed on the Santiago Stock Exchange, the Chilean Electronic Stock Exchange and the Valparaíso Stock Exchange, which we refer to collectively as the Chilean Stock Exchanges, and the Latin America Securities Exchange of the Madrid Stock Market. Our ADSs are listed on the New York Stock Exchange under the symbol “ENI”. On February 22, 2013, the last reported sale price of our shares on the Santiago Stock Exchange was Ch$182.21 per share, and the last reported sale price of our ADSs on the New York Stock Exchange was US$19.32 per ADS.

This prospectus describes the general terms that may apply to these securities and the general manner in which they may be offered. When we or a selling shareholder offer securities, the specific terms of the securities, including the offering price, and the specific manner in which they may be offered, will be described in supplements to this prospectus.

Investing in the securities described herein involves risks. See “Risk Factors” beginning on page 14 of our annual report on Form 20-F for the year ended December 31, 2011, as amended, incorporated by reference into this prospectus.

Our company and our shares of common stock have been registered with the Superintendencia de Valores y Seguros (the Chilean Superintendency of Securities and Insurance, or the SVS). The SVS has not approved or disapproved of the securities offered hereby (including in the form of ADSs) or determined if this prospectus or the Spanish language prospectus that will be used in Chile is truthful or complete.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus may not be used to sell these securities unless accompanied by a prospectus supplement.

We may not sell these securities or accept any offer to buy these securities until we deliver this prospectus and an accompanying prospectus supplement in final form. We are not using this prospectus and any accompanying prospectus supplement to offer to sell these securities or to solicit offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

The date of this prospectus is February 25, 2013

ABOUT THIS PROSPECTUS

This prospectus is part of an automatic “shelf” registration statement that we filed with the U.S. Securities and Exchange Commission, or the SEC. By using a shelf registration statement, we may sell any combination of the securities described in this prospectus at any time and from time to time in one or more offerings. This prospectus only provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering, including the specific amounts, prices and terms of the securities offered. The prospectus supplement may also add, update or change information contained in this prospectus. You should carefully read this prospectus and any accompanying prospectus supplement or other offering materials, together with the additional information described under the headings “Where You Can Find More Information” and “Incorporation by Reference”.

In the event the information set forth in a prospectus supplement differs in any way from information set forth in this prospectus, you should rely on the information set forth in the prospectus supplement. We have not authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus, prospectus supplement or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

You should not assume that the information in this prospectus, any prospectus supplement or any other offering materials is accurate as of any date other than the date of the document or that the information we have filed or will file with the SEC that is incorporated by reference in this prospectus is accurate as of any date other than the filing date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since then.

Unless the context otherwise requires, references in this prospectus, to “Enersis”, the “Company”, “we”, “us” and “our” are to Enersis S.A. and its consolidated subsidiaries.

WHERE YOU CAN FIND MORE INFORMATION

We file annual and current reports and other information, including the registration statement of which this prospectus is a part and exhibits to the registration statement, with the SEC. Our SEC filings are available to the public from the SEC’s web site at www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room in Washington, D.C. located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of any document we file at prescribed rates by writing to the Public Reference Section of the SEC at that address. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Information about us, including our SEC filings, is also available on our website at www.enersis.cl. We are an issuer in Chile of securities registered with the SVS. Shares of our common stock are traded on the Chilean Stock Exchanges, under the symbol “ENERSIS”. Accordingly, we are currently required to file quarterly and annual reports and issue hechos esenciales o relevantes (notices of essential or material events) to the SVS, and provide copies of such reports and notices to the Chilean Stock Exchanges. All such reports are in Spanish and available at www.enersis.cl and www.svs.cl. The information contained on and linked from our Internet site or the SVS site is not incorporated by reference into this prospectus.

INCORPORATION BY REFERENCE

We are “incorporating by reference” in this prospectus specified documents that we file with the SEC, which means:

•	incorporated documents are considered part of this prospectus;

•	we are disclosing important information to you by referring you to those documents; and

•

information contained in documents that we file in the future with the SEC automatically will update and supersede earlier information contained in or incorporated by reference in this prospectus or a prospectus supplement (any information so updated or superseded will not constitute a part of this prospectus, except as so updated or superseded).

We incorporate by reference in this prospectus the documents listed below and any future Annual Reports on Form 20-F and any future Reports on Form 6-K (to the extent designated in the Form 6-K as being filed and incorporated by reference in this prospectus) that we file with the SEC under the Securities Exchange Act of 1934, as amended, or the Exchange Act, after the date of this prospectus and prior to the termination of the offering under this prospectus:

•	Our Annual Report on Form 20-F for the year ended December 31, 2011 (excluding Items 5, 18 and 19) (the “Original 2011 Form 20-F”);

•	Our amendment to the Original 2011 Form 20-F on Form 20-F/A (including Items 5, 18 and 19) filed on February 25, 2013 (together with the Original 2011 Form 20-F, the “2011 Form 20-F”);

•	Our Report on Form 6-K furnished on November 19, 2012; and

•	Our Report on Form 6-K furnished on February 25, 2013.

Except for the Reports on Form 6-K specifically listed or described above, we are not incorporating any document or information furnished and not filed in accordance with SEC rules. Upon written or oral request, we will provide you with a copy of any of the incorporated documents without charge (not including exhibits to the documents unless the exhibits are specifically incorporated by reference into the documents). You may submit such a request for this material to Enersis S.A., Santa Rosa 76, 15th Floor, Santiago, Chile, Attention: Investor Relations, (562) 2353-4682 or via e-mail to ir@enersis.cl.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein contain statements that are or may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Exchange Act. These statements include statements regarding our intent, belief or current expectations, including but not limited to any statements concerning:

•	our capital investment program;

•	trends affecting our financial condition or results from operations;

•	our dividend policy;

•	the future impact of competition and regulation;

•	political and economic conditions in the countries in which we or our related companies operate or may operate in the future;

•	any statements preceded by, followed by or that include the words “believes”, “expects”, “predicts”, “anticipates”, “intends”, “estimates”, “should”, “may” or similar expressions; and

•	other statements contained or incorporated by reference in this prospectus regarding matters that are not historical facts.

Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to:

•	changes in the regulatory framework of the electricity industry in one or more of the countries in which we operate;

•	our ability to implement proposed capital expenditures, including our ability to arrange financing where required;

•	the nature and extent of future competition in our principal markets;

•	political, economic and demographic developments in the markets in South America where we conduct our business; and

•	the factors discussed in the 2011 Form 20-F and in any prospectus supplement under the heading “Risk Factors”.

You should not place undue reliance on such statements, which speak only as of the date that they were made. Our independent public accountants have not examined or compiled the forward-looking statements, and, accordingly, do not provide any assurance with respect to such statements. You should consider these cautionary statements together with any written or oral forward-looking statements that we may issue in the future. We do not undertake any obligation to release publicly any revisions to forward-looking statements contained in this prospectus or in the documents incorporated by reference herein to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

For all these forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

OUR COMPANY

We are a Chilean company engaged through our subsidiaries and jointly-controlled entities in the electricity generation, transmission and distribution businesses in Chile, Brazil, Colombia, Peru and Argentina. Through Endesa Chile, one of our consolidated subsidiaries, we are one of the largest private sector generation companies in South America in terms of installed capacity, with approximately 15,171 MW of installed capacity. We are also one of the largest private sector distribution companies in South America, with more than 14 million customers.

We are part of a group of companies controlled by Enel, an Italian utility company. Enel owns 92.1% of Endesa Spain, which owns 60.6% of the share capital of Enersis through Endesa Latinoamérica, a Spanish subsidiary of Endesa Spain.

Enel is a publicly traded company primarily engaged in the energy sector, with a presence in 40 countries worldwide, and over 97,000 MW of net installed capacity. It provides service to more than 61 million customers through its electricity and gas businesses.

We seek to take advantage of our know-how and market position to become one of the leading private sector utility companies in South America. We continually seek to maximize our return on investments and to reduce operating and financial costs in our subsidiaries, jointly controlled entities and associates over which we have significant influence.

As of and for the year ended December 31, 2012, our consolidated assets were Ch$13,318 billion, our consolidated net income was Ch$894 billion. Our common stock has been registered with the SVS and is listed for trading on the Chilean Stock Exchanges. Additionally, ADSs representing shares of our common stock have been registered with the SEC and are listed for trading on the NYSE. As of December 31, 2012, our market capitalization was Ch$5,741 billion.

We are a publicly held limited liability stock corporation organized under the laws of the Republic of Chile. Our principal executive offices are located at Santa Rosa 76, Santiago, Chile and our general telephone number is (562) 2353-4682.

USE OF PROCEEDS

Except as may be described otherwise in a prospectus supplement, we intend to use the net proceeds from the offerings hereunder for general corporate purposes, including funding working capital and capital expenditures and possible acquisitions.

We will not receive any of the proceeds for the shares of our common stock, ADSs or rights to be sold by any selling shareholder. Such proceeds will be received by such selling shareholder.

DESCRIPTION OF SHARE CAPITAL

Set forth below is certain information concerning our share capital and a brief summary of certain significant provisions of our Bylaws and Chilean law.

General

Shareholders’ rights in Chilean companies are governed by the company’s Bylaws, which serve the same purpose as the articles or certificate of incorporation and the bylaws of a company incorporated in the

United States, and by Law 18,046 (the “Chilean Companies Act”). Article 137 of the Chilean Companies Act provides that all provisions of the Chilean Companies Act take precedence over any contrary provision in a company’s Bylaws. In addition, D.L. 3500, or the Pension Funds’ System Law, which permits the investment by Chilean pension funds in stock of qualified companies, indirectly affects corporate governance and prescribes certain rights of shareholders. In accordance with the Chilean Companies Act, legal actions by shareholders to enforce their rights as shareholders of the company must be brought in Chile in arbitration proceedings or, at the option of the plaintiff, before Chilean courts. Members of the board of directors, managers, officers and principal executives of the company, or shareholders that individually own shares with a book value or stock value higher that UF 5,000 (US$237,944 as of December 31, 2012) at the time of filing of the lawsuit do not have the option to bring the procedure to the courts.

The Chilean securities markets are principally regulated by the SVS under Law 18,045 (the “Securities Market Law”) and the Chilean Companies Act. These two laws provide for disclosure requirements, restrictions on insider trading and price manipulation, and protection of minority shareholders. The Securities Market Law sets forth requirements for public offerings, stock exchanges and brokers, and outlines disclosure requirements for companies that issue publicly offered securities. The Chilean Companies Act and the Securities Market Law, both as amended, provide rules regarding takeovers, tender offers, transactions with related parties, qualified majorities, share repurchases, directors’ committee, independent directors, stock options and derivative actions.

Public Register

Enersis is a publicly held limited liability stock corporation incorporated under the laws of Chile. Enersis was constituted by public deed issued on June 19, 1981 by the Santiago Notary Public, Mr. Patricio Zaldívar M. Its existence was approved by SVS Resolution 409-S of July 17, 1981 and it was registered on July 21, 1981 in the Commercial Registrar (Registro de Comercio del Conservador de Bienes Raíces y Comercio de Santiago), on pages 13,099 No. 7,269. Enersis is registered with the SVS and its entry number is 0175. Enersis is also registered with the SEC and its SEC file number is 001-12440.

Reporting Requirements Regarding Acquisition or Sale of Shares

Under Article 12 of the Securities Market Law and General Rule 269 of the SVS, certain information regarding transactions in shares of a publicly held stock corporation or in contracts or securities whose price or results depend on or are conditioned in whole or in part on the price of such shares must be reported to the SVS and the Chilean stock exchanges. Since ADSs are deemed to represent the shares of common stock underlying the ADSs, transactions in ADSs will be subject to these reporting requirements and those established in Circular 1375 of the SVS. Shareholders of publicly held stock corporations are required to report to the SVS and the Chilean stock exchanges on which the shares are listed:

•

any direct or indirect acquisition or sale of shares or options to buy or sell shares, in any amount, made by a holder who owns, directly or indirectly, at least 10% of a publicly held stock corporation’s subscribed capital;

•

any direct or indirect acquisition or sale of contracts or securities whose price or results depend on or are conditioned in whole or in part on the price of shares, made by a holder who owns, directly or indirectly, at least 10% of a publicly held stock corporation’s subscribed capital;

•

any direct or indirect acquisition or sale of shares made by a person who, due to an acquisition of shares of such publicly held stock corporation, results in the holder acquiring, directly or indirectly, at least 10% of a publicly held stock corporation’s subscribed capital; and

•

any direct or indirect acquisition or sale of shares or options to buy or sell shares in any amount, made by a director, receiver, principal executive, general manager or manager of a publicly held stock corporation.

In addition, majority shareholders of a publicly held stock corporation must inform the SVS and the Chilean stock exchanges if such transactions are entered into with the intention of acquiring control of the corporation or if they are making a passive financial investment instead.

Under Article 54 of the Securities Market Law and SVS regulations, persons or entities that intend to acquire control, whether directly or indirectly, of a publicly held stock corporation, must follow certain notice requirements, regardless of the acquisition vehicle or procedure or whether the acquisition will be made through direct subscriptions or private transactions. The potential acquiror must first send a written communication to the target corporation, any companies controlling or controlled by the target corporation, the SVS and the Chilean stock exchanges on which the securities are listed, stating, among other things, the person or entity purchasing or selling and the price and conditions of any negotiations.

The potential acquiror must also inform them of its planned acquisition at least ten business days prior to the date on which the transaction is to close, and in any event, as soon as negotiations regarding the change of control begin (i.e., when confidential information and documents concerning the target are delivered to the potential acquiror). Notice is made through a filing with the SVS, the relevant Chilean stock exchanges and any companies controlling or controlled by the target corporation and through a notice published in two Chilean newspapers and web site of the target company, if any.

In addition, Article 54A of the Securities Market Law requires that, within two business days of the completion of the transactions pursuant to which a person has acquired control of a publicly held stock corporation, a notice be published in the same newspapers in which the notice referred to above was published and notices be sent to the same persons referred to in the preceding paragraphs.

Any owner of our shares who intends to acquire control of us will be subject to these reporting requirements. The provisions described above do not apply whenever the acquisition is being made through a tender or exchange offer.

Title XXV of the Securities Market Law on tender offers and SVS regulations provide that the following transactions must be carried out through a tender offer:

•

an offer which allows to take control of a publicly held stock corporation, unless the shares are being sold by a controlling shareholder of such corporation at a price in cash which is not substantially higher than the market price and the shares of such corporation are actively traded on a Chilean stock exchange;

•

an offer for all the outstanding shares of a publicly held stock corporation upon acquiring two-thirds or more of its voting shares; this offer must be made at a price not lower than the price at which appraisal rights may be exercised (i.e., if the shares of the corporation are not actively traded, the book value, or, if the shares of the corporation are actively traded, the weighted average price at which the stock has been traded for the 60-trading day period that is between the 90th trading day and the 30th trading day preceding the acquisition); and

•

an offer for a controlling percentage of the shares of a publicly held stock corporation if such person intends to take control of the holding company (whether listed or not) controlling such publicly held corporation, to the extent that the operating company represents 75% or more of the consolidated net assets of the holding company.

Article 200 of the Securities Market Law prohibits any shareholder that has taken control of a publicly held stock corporation from acquiring, for a period of 12 months from the date of the transaction that granted it control of the publicly held stock corporation, a number of shares equal to or higher than 3% of the outstanding issued shares of the target company without making a tender offer at a price per share not lower than the price paid at the time of taking control.

Should the acquisition from the other shareholders of the publicly held stock corporation be made on the floor of a stock exchange and on a pro rata basis, the controlling shareholder may purchase a higher percentage of shares, if so permitted by the regulations of the Chilean stock exchange. Title XV of the Securities Market Law sets forth the basis for determining what constitutes a controlling power, a direct holding and a related party

Corporate Objectives and Purposes

Article 4 of our Bylaws states that our corporate objectives and purposes are, among other things, to conduct the exploration, development, operation, generation, distribution, transmission, transformation, or sale of energy in any form, directly or through other companies, as well as to provide engineering-consultancy services related to these objectives, in Chile and abroad and to participate in the telecommunications business.

Board of Directors

Our Board of Directors is comprised of seven members who are appointed by shareholders at the ordinary shareholders’ meeting, or OSM, of the Company and are elected for a period of three years, at the end of which they will be re-elected or replaced.

The seven directors elected at the OSM are the seven individual nominees who receive the highest majority of the votes. Each shareholder may vote his shares in favor of one nominee or may apportion his shares among any number of nominees, provided, however, that a special rule applies for the election of at least one independent director.

The compensation of the directors is set annually at the OSM.

Agreements entered into by Enersis with related parties can only be executed when such agreements serve the interest of the Company, and their price, terms and conditions are consistent with prevailing market conditions at the time of their approval and comply with all the requirements and procedures indicated in Title XVI of the Chilean Companies Act.

Certain Powers of the Board of Directors

Our Bylaws provide that every arrangement or contract that the Company enters into with its controlling shareholder, its directors or executives, or with their related parties, must be previously approved by two-thirds of the Board of Directors and must comply with the provisions of Title XVI of the Chilean Companies Act.

Our Bylaws do not contain provisions relating to:

•	the directors’ power, in the absence of an independent quorum, to vote on compensation for themselves or any members of their body;

•	borrowing powers exercisable by the directors and how such borrowing powers can be varied;

•	retirement or non-retirement of directors under an age limit requirement; or

•	a requirement to own shares for qualification as a director.

Certain Provisions Regarding Shareholder Rights

As of the date of the filing of this prospectus, Enersis’ capital is comprised of only one class of shares, all of which are shares of common stock and have the same rights.

Our Bylaws do not contain any provisions relating to:

•	redemption provisions;

•	sinking funds; or

•	liability for capital calls by the Company.

Under the Chilean Companies Act, the rights of holders of stock of the Company may only be changed by an amendment to the Bylaws that comply with the requirements explained below under “—Shareholders’ Meetings and Voting Rights”.

Capitalization

Under the Chilean Companies Act, only the shareholders of a company acting at an extraordinary shareholders’ meeting, or ESM, have the power to authorize a capital increase. When an investor subscribes for shares, these are officially issued and registered under his name, and the subscriber is treated as a shareholder for all purposes, except receipt of dividends and for return of capital in the event that the shares have been subscribed but not paid for. The subscriber becomes eligible to receive dividends only for the shares that he has actually paid for or, if he has paid for only a portion of such shares, the pro rata portion of the dividends declared with respect to such shares unless the Company’s Bylaws provide otherwise. If a subscriber does not fully pay for shares for which he has subscribed on or prior to the date agreed upon for payment, the Company is entitled to auction the shares on the stock exchange where such shares are traded and has a cause of action against the subscriber for the difference between the subscription price and the price actually received at auction, if any. However, until such shares are sold at auction, the subscriber continues to possess all the rights of a shareholder, except the right to receive dividends and return of capital. When there are authorized and issued shares for which full payment has not been made within the period fixed by shareholders at the same ESM at which the subscription was authorized (which in no case may exceed three years from the date of such meeting), the Board must proceed to collect payment, unless the shareholders’ meeting had authorized (by two-thirds of the voting shares) to reduce the company’s capital to the amount effectively collected.

Article 22 of the Chilean Companies Act provides that the purchaser of shares of a company implicitly accepts its Bylaws and any agreements adopted at shareholders’ meetings.

As of December 31, 2012, the subscribed and fully paid capital of the Company totaled Ch$2,825 billion and consisted of 32,651,166,465 shares.

Preemptive Rights and Increases of Share Capital

The Chilean Companies Act requires Chilean companies to grant shareholders preemptive rights to purchase a sufficient number of shares to maintain their existing ownership percentage of such company whenever such company issues new shares.

Under the Chilean Companies Act, preemptive rights are exercisable or freely transferable by shareholders during a 30-day period following the day the preemptive rights offering is launched. During such 30-day period, and for the 30 days immediately following the initial 30-day period, publicly held stock corporations are not permitted to offer any unsubscribed shares to third parties on terms which are more favorable than those offered to their shareholders. At the end of the second 30-day period, a Chilean publicly held stock corporation is authorized to sell unsubscribed shares to third parties on any terms, provided they are sold on one of the Chilean Stock Exchanges.

Shareholders’ Meetings and Voting Rights

An OSM must be held within the first four months following the end of our fiscal year. The last OSM was held on April 26, 2012. An ESM may be called by the Board of Directors when deemed appropriate, when requested by shareholders representing at least 10% of the issued shares with voting rights or by the SVS. The last ESM was held on December 20, 2012 in connection with approval of the proposed capital increase authorizing this offering. To convene an OSM or an ESM, notice must be given three times in a newspaper located in our corporate domicile. The newspaper designated by our shareholders is El Mercurio de Santiago. The first notice must be published not less than 15 days and no more than 20 days in advance of the scheduled meeting. Notice must also be mailed to each shareholder, to the SVS and to the Chilean Stock Exchanges.

Under the Chilean Companies Act, a quorum for a shareholders’ meeting is established by the presence, in person or by proxy, of shareholders representing at least a majority of the issued shares with voting rights of a company. If a quorum is not present at the first meeting, a reconvened meeting can take place at which the shareholders present are deemed to constitute a quorum regardless of the percentage of the shares represented. The second meeting must take place within 45 days following the scheduled date for the first meeting. Shareholders’ meetings adopt resolutions by the affirmative vote of a majority of those shares present or represented at the meeting. An ESM must be called to take the following actions:

•	a transformation of the company or a merger or split-up of the company;

•	an amendment to the term of duration or early dissolution of the company;

•	a change in the corporation’s domicile;

•	a decrease of corporate capital;

•	an approval of capital contributions in kind and non-monetary assessments;

•	a modification of the authority reserved to shareholders or limitations on the board of directors;

•	a reduction in the number of members of the board of directors;

•

a disposition of 50% or more of the assets of the corporation, whether it includes disposition of liabilities or not, as well as the approval or the amendment of the business plan which contemplates the disposition of assets in an amount greater that such percentage;

•

the disposition of 50% or more of the assets of a subsidiary, as long as such subsidiary represents at least 20% of the assets of the corporation, as well as any disposition of its shares that results in the parent company losing its position as controller;

•	the form of distributing corporate benefits;

•

issue of guarantees for third-party liabilities which exceed 50% of the assets, except when the third party is a subsidiary of the company, in which case approval of the board of directors is deemed sufficient;

•	the purchase of the corporation’s own shares;

•	others established by the bylaws or the laws;

•	certain remedies to cure nullification defects of the corporate bylaws;

•

inclusion in the bylaws of the right to purchase shares from minority shareholders, when the controlling shareholders reaches 95% of the company’s shares by means of a tender offer for all of the company’s shares, where at least 15% of the shares have been acquired from unrelated shareholders; or

•	approval or ratification of acts or contracts with related parties.

Regardless of the quorum present, the vote required for any of the actions above is at least two-thirds of the outstanding shares with voting rights. Other actions at an ESM are passed by affirmative vote of an absolute majority of the shares present or represented at the meeting.

Bylaw amendments for the creation of a new class of shares, or an amendment to or an elimination of those classes of shares that already exist, must be approved by at least two-thirds of the outstanding shares of the affected series.

The Chilean Companies Act does not require a publicly held stock corporation to provide its shareholders the same level and type of information required by the U.S. federal securities laws regarding the solicitation of proxies. However, shareholders are entitled to examine the books of a publicly held stock corporation within the 15-day period before its scheduled meeting. Under the Chilean Companies Act, a notice of a shareholders meeting listing matters to be addressed at the meeting must be mailed at least 15 days prior to the date of such meeting, and, an indication of the way complete copies of the documents that support the matters submitted for voting can be obtained, which must also be made available to shareholders on the Company’s website. In the case of an OSM, the annual report of the Company’s activities, which includes audited financial statements, must also be made available to shareholders and published on the Company’s website at: www.enersis.cl.

The Chilean Companies Act provides that, upon the request by the Directors’ Committee or by shareholders representing at least 10% of the issued shares with voting rights, a Chilean company’s annual report must include, in addition to the materials provided by the board of directors to shareholders, such shareholders’ comments and proposals in relation to the company’s affairs. Similarly, the Chilean Companies Act provides that whenever the board of directors of a publicly held stock corporation convenes an OSM and solicits proxies for the meeting, or circulates information supporting its decisions or other similar material, it is obligated to include the pertinent comments and proposals that may have been made by the Directors’ Committee or by shareholders owning 10% or more of the shares with voting rights who request that such comments and proposals be so included.

Only shareholders registered as such with Enersis as of 11:59 p.m. on the fifth business day prior to the date of a meeting are entitled to attend and vote their shares. A shareholder may appoint another individual, who does not need to be a shareholder, as his proxy to attend the meeting and vote on his behalf. Proxies for such representation shall be given in writing for all the shares held by the owner. Every shareholder entitled to attend and vote at a shareholders’ meeting shall have one vote for every share subscribed.

There are no limitations imposed by the Chilean Companies Act or our Bylaws on the right of nonresidents or foreigners to hold or vote shares of common stock. However, the registered holder of the shares of common stock represented by ADSs is the custodian for Citibank, N.A., as depositary, or any successor thereto, currently Banco Santander-Chile. Accordingly, holders of ADSs are not entitled to receive notice of meetings of shareholders directly or to vote the underlying shares of common stock represented by ADSs. The Deposit Agreement pursuant to which the ADSs are issued (described under “Description of American Depositary Shares”) contains provisions under which the depositary has agreed to solicit instructions from registered holders of ADSs as to the exercise of the voting rights pertaining to the shares of common stock represented by the ADSs. Subject to compliance with the requirements of the Deposit Agreement and receipt of such instructions, the depositary has agreed to endeavor, insofar as practicable and permitted under the Chilean Companies Act and the provisions of the Bylaws, to vote or cause to be voted (or grant a discretionary proxy to the Chairman of the Board of Directors or to a person designated by the Chairman of the Board of Directors to vote) the shares of common stock represented by the ADSs in accordance with any such instruction. The depositary shall not itself exercise any voting discretion over any shares of common stock underlying ADSs. If no voting instructions are received by the depositary from a holder of ADSs with respect to the shares of common stock represented by the ADSs on or before the date established by the depositary for such purpose, the shares of common stock represented by the ADSs, may be voted in the manner directed by the Chairman of the Board of the Directors or by a person designated by the Chairman of the Board of Directors, subject to limitations set forth in the Deposit Agreement.

Dividends and Liquidation Rights

According to the Chilean Companies Act, unless otherwise decided by unanimous vote of its issued shares eligible to vote, all companies must distribute a cash dividend in an amount equal to at least 30% of their consolidated net income, before amortization and negative goodwill for each year (utilidades líquidas, calculated according to the local accounting rules applicable to the company when preparing financial statements to be submitted to the SVS), unless and except to the extent the company has carried forward losses. The law provides that the board of directors must agree to the dividend policy and inform such policy to the shareholders at an OSM.

Any dividend in excess of 30% of net income may be paid if so decided by the OSM, at the election of the shareholder, in cash, in Enersis shares or in shares of publicly held corporations held by Enersis. Shareholders who do not expressly elect to receive a dividend other than in cash are legally presumed to have decided to receive the dividend in cash.

Dividends which are declared but not paid within the appropriate time period set forth in the Chilean Companies Act (as to minimum dividends, 30 days after declaration; as to additional dividends, the date set for payment at the time of declaration) are adjusted to reflect the change in the value of UF, from the date set for payment to the date such dividends are actually paid. Such dividends also accrue interest at the rate set forth in the Chilean Companies Act. The right to receive a dividend lapses if it is not claimed within five years from the date such dividend is payable. Payments not collected in such period are transferred for the benefit of the Fire Department, formed by volunteers.

In the event of a liquidation of Enersis, the holders of shares would participate in the assets available in proportion to the number of paid-in shares held by them, after payment to all creditors.

Approval of Financial Statements

The Board of Directors is required to submit Enersis’ consolidated financial statements to the shareholders annually for their approval. If the shareholders by a vote of a majority of shares present (in person or by proxy) at the shareholders’ meeting reject the financial statements, the Board of Directors must submit new financial statements no later than 60 days from the date of such meeting. If the shareholders reject the new financial statements, the entire Board of Directors is deemed removed from office and a new board is elected at the same meeting. Directors who individually approved such financial statements are disqualified for reelection for the following period. Our shareholders have never rejected the financial statements presented by the Board of Directors.

Change of Control

The Securities Markets Law establishes a comprehensive regulation related to tender offers. The law defines a tender offer as the offer to purchase shares of companies which publicly offer their shares or securities convertibles into shares and which offer is made to shareholders to purchase their shares under conditions which allow the bidder to reach a certain percentage of ownership of the company within a fixed period of time. These provisions apply to both voluntary and hostile tender offers.

Acquisition of Shares

There are no provisions in our Bylaws that discriminate against any existing or prospective holder of shares as a result of such shareholder owning a substantial number of shares. However, no person may directly or indirectly own more than 65% of the outstanding shares of our stock. The foregoing restriction does not apply to the custodian as record owner of shares represented by ADSs, but it does apply to each beneficial ADS holder. Additionally, our Bylaws prohibit any shareholder from exercising voting power with respect to more than 65% of the common stock owned by such shareholder or on behalf of others representing more than 65% of the outstanding issued shares with voting rights.

Right of Dissenting Shareholders to Tender Their Shares

The Chilean Companies Act provides that upon the adoption of any of the resolutions enumerated below at a meeting of shareholders, dissenting shareholders acquire the right to withdraw from the company and to compel the company to repurchase their shares, subject to the fulfillment of certain terms and conditions. In order to exercise such withdrawal rights, holders of ADSs must first withdraw the shares represented by their ADSs pursuant to the terms of the Deposit Agreement.

“Dissenting” shareholders are defined as those who at a shareholders’ meeting vote against a resolution that results in the withdrawal right, or who if absent from such meeting, state in writing their opposition to the respective resolution, within the 30 days following the shareholders’ meeting. The price paid to a dissenting shareholder of a publicly held stock corporation whose shares are quoted and actively traded on one of the Chilean Stock Exchanges, is the weighted average of the sales prices for the shares as reported on the Chilean

Stock Exchanges on which the shares are quoted for the 60-trading day period that is between the 90th trading day and the 30th trading day preceding the shareholders’ meeting giving rise to the withdrawal right. If, because of the volume, frequency, number and diversity of the buyers and sellers, the SVS determines that the shares are not actively traded on a stock exchange, the price paid to the dissenting shareholder shall be the book value. Book value for this purpose shall equal paid capital plus reserves and profits, less losses, divided by the total number of subscribed shares, whether entirely or partially paid. For the purpose of making this calculation, the last consolidated statements of financial position is used, as adjusted to reflect inflation up to the date of the shareholders’ meeting which gave rise to the withdrawal right.

The resolutions that result in a shareholder’s right to withdraw include, among others, the following:

•	the transformation of the company;

•	the merger of the company with another company;

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disposition of 50% or more of the assets of the corporation, whether it includes disposition of liabilities or not, as well as the approval or the amendment of the business plan which contemplates the disposition of assets in an amount greater than such percentage;

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the disposition of 50% or more of the assets of a subsidiary, as long as such subsidiary represents at least 20% of the assets of the corporation, as well as any disposition of its shares that results in the parent company losing its position of controller;

•	issue of guarantees for third parties’ liabilities which exceed 50% of the assets (if the third party is a subsidiary of the company, the approval of the board of directors is sufficient);

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the creation of preferential rights for a class of shares or certain amendments to the existing ones. In this case the right to withdraw only accrues to the dissenting shareholders of the class or classes of shares adversely affected;

•	certain remedies to cure nullification defects of the corporate bylaws; and

•	such other causes as may be established by the law or by the company’s bylaws.

Investments by AFPs

The Pension Funds’ System Law permits AFPs to invest their funds in companies that are subject to Title XII and, subject to greater restrictions, in other companies. Except for the period from March 2003 to March 2004, Enersis has been a Title XII Company since 1985.

Title XII companies are required to have bylaws that limit the ownership of any shareholder to a specified maximum percentage, bylaws that require that certain actions be taken only at a meeting of the shareholders and bylaws that give the shareholders the right to approve certain investment and financing policies. These matters are included in our Bylaws.

Registrations and Transfers

Shares issued by Enersis are registered with an administrative agent named DCV Registros S.A. who is responsible for Enersis’ shareholders registry. In case of jointly owned shares, an attorney-in-fact must be appointed to represent the joint owners in dealing with Enersis.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

Citibank, N.A. acts as the depositary for the American Depositary Shares. Citibank, N.A.’s depositary offices are located at 388 Greenwich Street, New York, New York 10013. American Depositary Shares are frequently referred to as “ADSs” and represent ownership interests in securities that are on deposit with the depositary. ADSs are represented by certificates that are commonly known as “American Depositary Receipts” or “ADRs”. The depositary typically appoints a custodian to safekeep the securities on deposit. In our case, the custodian is Banco Santander-Chile, located at Bandera 140, Santiago, Chile.

We appointed Citibank, N.A. as depositary pursuant to a second amended and restated deposit agreement, dated as of September 30, 2010 (the “Deposit Agreement”). A copy of the Deposit Agreement is on file with the SEC under cover of a registration statement on Form F-6. You may obtain a copy of the Deposit Agreement from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and from the SEC’s website (www.sec.gov). Please refer to Registration Number 333-170192 when retrieving such copy.

We are providing you with a summary description of the material terms of the ADSs and your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that rights and obligations as an owner of ADSs will be determined by reference to the terms of the Deposit Agreement and not by this summary. We urge you to review the Deposit Agreement in its entirety as well as the form of ADR attached to the Deposit Agreement.

Each ADS represents 50 shares of common stock of Enersis on deposit with the custodian. An ADS will also represent any other property received by the depositary or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations.

If you become an owner of ADSs, you will become a party to the Deposit Agreement and therefore will be bound to its terms and to the terms of the ADR that represents your ADSs. The Deposit Agreement and the ADR specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the depositary. As an ADS holder you appoint the depositary to act on your behalf in certain circumstances. The Deposit Agreement and the ADRs are governed by New York law. However, our obligations to the holders of shares of common stock will continue to be governed by the laws of Chile, which are different from New York law.

As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name, through a brokerage or safekeeping account, or through an account established by the depositary in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary (commonly referred to as the “direct registration system” or “DRS”). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary to the holders of the ADSs. The direct registration system includes automated transfers between the depositary and the Depository Trust Company, or DTC, the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as an ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. All ADSs held through DTC will be registered in the name of a nominee of DTC. This summary description assumes you have opted to own the ADSs directly by means of an ADR registered in your name and, as such, we will refer to you as the “holder”. When we refer to “you”, we assume the reader owns ADSs and will own ADSs at the relevant time.

Dividends and Distributions

As a holder, you generally have the right to receive the distributions we make on the securities deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders will receive such distributions under the terms of the Deposit Agreement in proportion to the number of ADSs held as of a specified record date.

Distributions of Cash

Upon receipt by the custodian of a cash distribution for the securities on deposit, the depositary will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders. The conversion into U.S. dollars will take place only if reasonable, in the judgment of the depositary, if the U.S. dollars are transferable to the United States and if permitted by Chilean law and regulations and, if in effect, the foreign exchange agreements among the Central Bank of Chile, the depositary and Enersis (the “Foreign Exchange Contracts”). For more information on the Foreign Exchange Contracts, see “Exchange Controls and Other Limitations Affecting Security Holders” in our 2011 Form 20-F. The amounts distributed to holders will be net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the Deposit Agreement. The depositary will apply the same method for distributing the proceeds of the sale of any property, such as undistributed rights, held by the custodian in respect of securities on deposit.

Distributions of Shares

Upon receipt of a dividend or free distribution of shares, the depositary may and will if we so request, distribute to holders, in proportion to the number of ADSs held, new ADSs representing the shares of common stock deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new ADSs upon a distribution of shares of common stock will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the Deposit Agreement. In order to pay such taxes or governmental charges, the depositary may sell all or a portion of the new shares of common stock so distributed.

No such distribution of new ADSs will be made if it would violate a law, including the U.S. securities laws. If the depositary does not distribute new ADSs as described above, it will sell the shares of common stock received and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

If we offer to our holders of shares rights to purchase additional ADSs, the depositary has discretion as to the procedures to follow in making such rights available to the holders of ADSs or selling such rights on behalf of holders and making the net proceeds available in U.S. dollars to such holders. If we so request, the depositary will take the following actions:

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If at the time of the offering the depositary determines that it is lawful and feasible to make such rights available to holders, the depositary will distribute such rights to holders in proportion to the number of ADSs held, or the depositary will employ such other method as it may deem feasible in order to facilitate the exercise, sale or transfer of rights by such holders;

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If at the time of the offering the depositary determines that it is not lawful or not feasible to make such rights available to holders, or if the rights are not exercised and appear about to lapse, the depositary in its discretion may sell such rights at public or private sale, and may allocate the net proceeds of any such sale, upon an averaged or other practicable basis; or

•	If by the terms of the offering or for any other reason the depositary cannot make those rights available to the holders, then the depositary may allow those rights to lapse.

If the distribution of rights requires the rights to be registered under the Securities Act, the depositary will not distribute such rights unless and until such registration statement is in effect, or unless the transaction is exempt from registration under the provisions of the Securities Act.

If the depositary has distributed the rights to holders of ADSs, the depositary will exercise such rights on behalf of the holders upon receipt of the following:

•	payment of the purchase price for the share to be purchased upon the exercise of the right;

•	a duly completed and signed exercise instruction; and

•	payment of the applicable fee and charges.

The depositary will sell the rights that are not exercised or not distributed if such sale is lawful. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary is unable to sell the rights, it will allow the rights to lapse.

Elective Distributions

Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior notice thereof to the depositary and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary in determining whether such distribution is lawful and reasonably practicable.

The depositary will make the election available to you only if it is reasonably practicable and if we have provided all of the documentation contemplated in the Deposit Agreement. In such case, the depositary will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the Deposit Agreement.

If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder in Chile would receive upon failing to make an election, as more fully described in the Deposit Agreement.

Other Distributions

Whenever we distribute property other than cash, shares of common stock or rights to purchase additional shares of our common stock, the depositary will consult with us to the extent practicable and distribute such property to holders of ADSs in proportion to the number of ADSs held, in any manner that the depositary, with our consent, deems equitable and practicable for accomplishing the distribution.

If the depositary determines that such distribution cannot be made proportionately among the holders of ADRs, or for any other reason the depositary deems such distribution not to be reasonably practicable, the depositary may, with our approval, adopt such distribution method, including a sale, as it deems equitable and practicable.

If the depositary sells such property, the net proceeds of such sale will be distributed to holders as in the case of a cash distribution, net of fees, expenses, taxes or governmental charges payable by holders under the Deposit Agreement.

The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Changes Affecting Shares of Common Stock

The shares of common stock held on deposit for ADSs may change from time to time. For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or classification of such shares of common stock or a recapitalization, reorganization, merger, consolidation or sale of assets.

If any such change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the shares of common stock held on deposit. The depositary may, with our approval, or if we so request, in such circumstances deliver new ADSs to you or call for the exchange of your existing ADSs for new ADSs. If the depositary may not lawfully distribute such property to you, the depositary may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Redemption

To the extent permitted by applicable law, whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary in advance. If it is practicable and if we provide all of the documentation contemplated in the Deposit Agreement, the depositary will provide notice of the redemption to the holders of ADSs.

The custodian will be instructed to surrender the shares being redeemed against payment of the applicable redemption price. The depositary will convert the redemption funds received into U.S. dollars upon the terms of the Deposit Agreement and will establish procedures to enable holders of ADSs to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary may determine.

Issuance of ADSs Upon Deposit of Shares of Common Stock

The depositary may create ADSs on your behalf if you or your broker deposits shares of common stock with the custodian. The depositary will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the shares of common stock to the custodian.

The issuance of ADSs may be delayed until the depositary or the custodian receives confirmation that all required approvals have been given and that the shares of common stock have been duly transferred to the custodian. The depositary will only issue ADSs in whole numbers.

When you make a deposit of shares of common stock, you will be responsible for transferring good and valid title to the depositary. As such, you will be deemed to represent and warrant that:

•	The shares are duly authorized, validly issued, fully paid, non assessable and legally obtained.

•	All preemptive (and similar) rights, if any, with respect to such shares have been validly waived or exercised.

•	You are duly authorized to deposit the shares.

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The shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the Deposit Agreement).

•	The shares presented for deposit have not been stripped of any rights or entitlements.

If any of the representations or warranties is incorrect in any way, we and the depositary may, at your cost and expense, take any and all actions necessary to attempt to correct the consequences of the misrepresentations.

Transfer, Combination and Split Up of ADRs

As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary and also must:

•	duly deliver the ADRs to the depositary at its principal office

•	ensure that the surrendered ADR certificate is properly endorsed or otherwise in proper form for transfer;

•	provide such proof of identity and genuineness of signatures as the depositary deems appropriate;

•	provide any transfer stamps required by the State of New York or the United States; and

•	pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the Deposit Agreement, upon the transfer of ADRs.

To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the Deposit Agreement, upon a combination or split up of ADRs.

Withdrawal of Shares Upon Cancellation of ADSs

As a holder, you will be entitled to present your ADSs to the depositary for cancellation and then receive the underlying shares of common stock at the custodian’s offices. In order to withdraw the shares of common stock represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the shares of common stock being withdrawn. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the Deposit Agreement.

If you hold an ADS registered in your name, the depositary may ask you to provide proof of identity and genuineness of any signature and certain other documents as the depositary may deem appropriate before it will cancel your ADSs. The withdrawal of the shares of common stock represented by your ADSs may be delayed until the depositary receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary will only accept ADSs for cancellation that represent a whole number of securities on deposit.

You will have the right to withdraw the securities represented by your ADSs at any time except for:

•	Temporary delays that are caused by clearing of the transfer books for the shares of common stock or the ADSs or the payment of dividends.

•	Obligations to pay fees, taxes and similar charges.

•	Restrictions imposed due to laws or regulations applicable to ADSs or the withdrawal of deposited securities.

The Deposit Agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Voting Rights

As a holder, you generally have the right under the Deposit Agreement to instruct the depositary to exercise the voting rights for the shares of common stock represented by your ADSs. The voting rights of holders of shares of common stock are described in “Description of Share Capital—Shareholders’ Meetings and Voting Rights”.

The depositary will mail to you any notice of a shareholders’ meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of the securities represented by ADSs.

If the depositary timely receives voting instructions from a holder of ADSs, it will endeavor insofar as practicable to vote the securities represented by the holder’s ADSs in accordance with such voting instructions.

Please note that the ability of the depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner.

If the depositary does not receive your voting instructions in a timely manner you will nevertheless be treated as having instructed the depositary to give a discretionary proxy with full power of substitution to our Chairman of the Board or to a person designated by him to vote the shares represented by your ADSs in his/her discretion. The depositary will deliver such discretionary proxy to vote on any matter other than:

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substantial opposition exists by holders of ADSs, it being understood that an election of directors at an annual or extraordinary meeting of shareholders is not a contested matter involving substantial opposition;

•	matters that materially and adversely affect the rights of holders of ADSs;

•	any matter as to which the Chairman of the Board directs the depositary that he or she does not wish such proxy to be given.

Fees and Charges

The holders of ADSs agree to pay the following fees of the depositary:

Service Fees	Fees
Issuance of ADS upon deposit of shares	Up to US$5.00 per 100 ADS (or fraction thereof) issued.

Delivery of deposited securities against surrender of ADS	Up to US$5.00 per 100 ADS (or fraction thereof) surrendered.

Distribution of cash dividends or other cash distributions (i.e., sale of rights and other entitlements)	Up to US$5.00 per 100 ADS (or fraction thereof) held.

Distribution of ADS pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADS	Up to US$5.00 per 100 ADS (or fraction thereof) held.

Distribution of securities other than ADS or rights to purchase additional ADS (i.e., spin-off of shares)	Up to US$5.00 per 100 ADS (or fraction thereof) held.

Depositary services	Up to US$5.00 per 100 ADS (or fraction thereof) held on the applicable record date(s) established by the depositary.

As an ADS holder you will also be responsible to pay certain fees and expenses incurred by the depositary and certain taxes and governmental charges such as:

•	Fees for the transfer, exchange or registration of shares of common stock, such as upon deposit and withdrawal of shares of common stock.

•	Expenses incurred for converting foreign currency into U.S. dollars.

•	Expenses for cable, telex and fax transmissions and for delivery of securities.

•	Taxes and other governmental charges upon the transfer of securities, such as when shares of common stock are deposited or withdrawn from deposit.

•	Fees and expenses incurred in connection with the delivery or servicing of shares of common stock on deposit.

We have agreed to pay certain other charges and expenses of the depositary. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of such changes.

Amendments and Termination

We may agree with the depositary to modify the Deposit Agreement at any time without your consent. We undertake to give holders 30 days’ prior notice of any modifications that increase any fees or charges or that would materially prejudice any of their existing substantial rights under the Deposit Agreement, except in very limited circumstances enumerated in the Deposit Agreement.

You will be bound by the modifications to the Deposit Agreement if you continue to hold your ADSs after the modifications to the Deposit Agreement become effective. The Deposit Agreement cannot be amended to prevent you from withdrawing the shares of common stock represented by your ADSs, except as permitted by law.

We have the right to direct the depositary to terminate the Deposit Agreement. Similarly, the depositary may in certain circumstances on its own initiative terminate the Deposit Agreement. In either case, the depositary must give notice to the holders at least 30 days before termination. Until termination, your rights under the Deposit Agreement will be unaffected.

After termination, the depositary will continue to collect distributions received (but will not distribute any such property until you request the cancellation of your ADSs) and may sell the securities held on deposit. After the sale, the depositary will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding (after deduction of applicable fees, taxes and expenses).

Books of Depositary

The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office at all reasonable times but solely for the purpose of communicating with other holders in the interest of matters relating to the ADSs, the Deposit Agreement or our business.

The depositary will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADRs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

The Deposit Agreement limits our obligations and the depositary’s obligations to you. Please note the following:

•	We and the depositary are obligated only to take the actions specifically stated in the Deposit Agreement without negligence or bad faith.

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The depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the Deposit Agreement.

•	We and the depositary will not be obligated to perform any act that is inconsistent with the terms of the Deposit Agreement.

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We and the depositary disclaim any liability if we or the depositary are prevented or forbidden from, or delayed in, doing or performing any act or thing required by the terms of the Deposit Agreement, by reason of any provision, present or future of any law or regulation, or by reason of any present or future provision of foreign exchange contract or our bylaws, or any provision of or governing the securities on deposit, or by reason of any act of God or war or other circumstances beyond our control.

•	We and the depositary disclaim any liability by reason of the performance or non-performance or delay in the performance of any act or thing that may be done in their discretion.

•	We and the depositary disclaim any liability by reason of any exercise or failure to exercise discretion contemplated in the Deposit Agreement.

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We and the depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting shares for deposit, any holder of ADSs or authorized representative thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

•

We and the depositary also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit that is made available to holders of shares but is not, under the terms of the Deposit Agreement, made available to you.

•	We and the depositary may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

•	We and the depositary also disclaim liability for any consequential or punitive damages resulting from any breach of the terms of the Deposit Agreement.

Pre-Release Transactions

The depositary may, in certain circumstances, issue ADSs before receiving a deposit of shares or release shares of common stock before receiving ADSs. These transactions are commonly referred to as “pre-release transactions”. The Deposit Agreement limits the aggregate size of pre-release transactions and imposes a number of conditions on such transactions, including the need to receive collateral, the type of collateral required and the representations required from brokers. The depositary may retain the compensation received from the pre-release transactions.

Taxes

You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The depositary may refuse to issue ADSs, to deliver transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary and the custodian may take reasonable administrative actions to obtain tax refunds and reduce tax withholding for any distribution on behalf of holders of ADSs. However, you may be required to provide to the depositary and to the custodian proof of taxpayer status and residence and such other information as the depositary and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

The depositary will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion can be done on a practicable basis and will distribute the U.S. dollars in accordance with the terms of the Deposit Agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency cannot be done on a practicable basis, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary may take the following actions in its discretion:

•	Convert the foreign currency to the extent permissible and distribute the U.S. dollars to the holders for whom the conversion and distribution is practicable.

•	Distribute the foreign currency to holders for whom the distribution is lawful and practicable.

•	Hold the foreign currency, without liability for interest, for the applicable holders.

DESCRIPTION OF RIGHTS TO SUBSCRIBE FOR COMMON STOCK OR ADSs

We may issue rights to subscribe for shares of our common stock or our ADSs. These rights may or may not be transferable by the security holder receiving the rights. In connection with any offering of rights, we may enter into a standby arrangement with one or more underwriters or other purchasers pursuant to which the underwriters or other purchasers may be required to purchase any securities remaining unsubscribed after such offering.

The terms of the rights to subscribe for shares of our common stock or ADSs will be set forth in a prospectus supplement which, will describe, among other things:

•	the exercise price;

•	the aggregate number of rights to be issued;

•	the number of shares or ADSs purchasable upon exercise of each right;

•	the procedures for exercising the right;

•	the date upon which the exercise of rights will commence;

•	the expiration date;

•	the extent to which the rights are transferable;

•	the extent to which the rights may include an over-subscription privilege with respect to unsubscribed shares or ADSs;

•	if applicable, the material terms of any standby underwriting or purchase arrangement entered into by us in connection with the offering of the rights; and

•	any other material terms of the rights.

TAXATION

Chilean Tax Considerations

The following discussion summarizes material Chilean income and withholding tax consequences to foreign holders arising from the ownership and disposition of ADS rights, rights, shares and ADSs. The summary which follows does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of ADS rights, rights, shares or ADSs and does not purport to deal with the tax consequences applicable to all categories of investors, some of which may be subject to special rules. Holders of shares and ADSs are advised to consult their own tax advisors concerning the Chilean and other tax consequences of the ownership of shares or ADSs.

The summary that follows is based on Chilean law, as in effect on the date hereof, and is subject to any changes in these or other laws occurring after such date, possibly with retroactive effect. Under Chilean law, provisions contained in statutes such as tax rates applicable to foreign investors, the computation of taxable income for Chilean purposes and the manner in which Chilean taxes are imposed and collected may be amended only by another law. In addition, the Chilean tax authorities enact rulings and regulations of either general or specific application and interpret the provisions of the Chilean Income Tax Law. Chilean tax may not be assessed retroactively against taxpayers who act in good faith relying on such rulings, regulations and interpretations, but Chilean tax authorities may change their rulings, regulations and interpretations in the future. The discussion that follows is also based, in part, on representations of the depositary, and assumes that each obligation in the Deposit Agreement and any related agreements will be performed in accordance with its terms. As of this date, there is currently no applicable income tax treaty in effect between the United States and Chile. However, in 2010 the United States and Chile signed an income tax treaty that will enter into force once the treaty is ratified by both countries. There can be no assurance that the treaty will be ratified by either country. The following summary assumes that there is no applicable income tax treaty in effect between the United States and Chile.

As used in this prospectus, the term “foreign holder” means either:

•

in the case of an individual holder, a person who is not a resident of Chile; for purposes of Chilean taxation, an individual is resident of Chile if he or she has resided in Chile for more than six months in one calendar year, or a total of more than six months in two consecutive fiscal years; or

•

in the case of a legal entity holder, an entity that is not organized under the laws of Chile, unless the shares or ADSs are assigned to a branch, agent, representative or permanent establishment of such entity in Chile.

Taxation of Shares and ADSs

Taxation of Cash Dividends and Property Distributions

General Rule: Cash dividends paid with respect to the shares or ADSs held by a foreign holder will be subject to Chilean withholding tax, which is withheld and paid by the company. As described in the example below, the amount of the Chilean withholding tax is determined by applying a 35% rate to a “grossed-up” distribution amount (such amount equal to the sum of the actual distribution amount and the correlative Chilean corporate income tax paid by the issuer), and then subtracting as a credit such correlative Chilean corporate income tax paid by the issuer. For years 2004 through 2010, the Chilean corporate income tax rate was 17%; for 2011 and hereafter the rate is 20%. The example below illustrates the effective Chilean withholding tax burden on a cash dividend received by a foreign holder, assuming a Chilean withholding tax base rate of 35%, an effective Chilean corporate income tax rate of 20% and a distribution of 50% of the net income of the company distributable after payment of the Chilean corporate income tax:

Line	Concept and calculation assumptions	Amount

1	Company taxable income (based on Line 1 = 100)	100.0

2	Chilean corporate income tax : 20% x Line 1	20.0

3	Net distributable income: Line 1—Line 2	80.0

4	Dividend distributed (50% of net distributable income): 50% of Line 3	40

5	Withholding tax: (35% of (the sum of Line 4 and 50% of Line 2))	(17.5)

6	Credit for 50% of Chilean corporate income tax : 50% x Line 2	10

7	Net withholding tax : Line 5 + Line 6	(7.5)

8	Net dividend received: Line 4—Line 7	32.5

9	Effective dividend withholding rate : Line 7 / Line 4	18.75%

In general, the effective Chilean dividend withholding tax rate, after giving effect to the credit for the Chilean corporate income tax paid by the company, can be computed using the following formula:

Effective Dividend	=	(Withholding tax rate) - (Chilean corporate income tax rate)
Withholding Tax Rate		1 - (Chilean corporate income tax rate)

Using the prevailing rates, the Effective Dividend Withholding Rate =

(35%-20%) / (100%-20%) = 18.75%

Dividends are generally assumed to have been paid out of the Company’s oldest retained profits for purposes of determining the level of Chilean corporate income tax that was paid by the Company. For information as to the retained earnings of the Company for tax purposes and the tax credit available on the distribution of such retained earnings, see Note 17 to our Consolidated Financial Statements included in the 2011 Form 20-F.

Under Chilean Income Tax Law, dividend distributions made in property are subject to the same Chilean tax rules as cash dividends. Stock dividends that represent free shares distributed to foreign shareholders as a consequence of a capitalization made on the same corporation are not subject to Chilean taxation.

Exceptions: Despite the aforementioned general rule, there are special circumstances under which a different tax treatment would apply depending on the source of the income or due to special circumstances existing at the date of the dividend distribution. The most common special cases are briefly described below:

1)	Circumstances where there is no corporate income tax credit against the Chilean withholding tax: These cases are when: (i) The financial book profits paid as dividends (following the seniority rule indicated above) exceed the Company’s taxable income (such dividend distributions in excess of the company’s taxable income determined as of December 31 of the distribution’s year will be subject to the Chilean withholding tax rate of 35%, without the corporate income tax credit; in relation to the provisional withholding rule applicable on the date of the dividend payment, please see number 3 below); or (ii) The income was not subject to corporate income tax due to an exemption of the Chilean corporate income tax, in which case the foreign holder will be also subject to the Chilean withholding tax rate of 35% without the corporate income tax credit.

2)	Circumstances where dividends have been imputed to income exempted from all the Chilean income taxes: In these cases, dividends distributed by the company to the foreign holder will not be subject to Chilean withholding tax. Income exempted from Chilean income tax is expressly listed in the Chilean Income Tax Law.

3)	Circumstances where dividends are subject to a provisional withholding tax: In the event that on the date of the dividend distribution there are no earnings on which income tax has been paid and there are no tax-exempt earnings, a 35% Chilean withholding tax with a provisional 20% Chilean corporate income tax credit is applicable. This provisional 20% Chilean corporate income tax credit granted must be confirmed with the information of Company’s taxable income as of December 31 of the year in which the dividend was paid. The company can agree with the foreign holders to withhold a higher amount in order to avoid under withholding of the Chilean withholding tax.

4)	Circumstances when it is possible to use in Chile certain credits against income taxes paid abroad, or “foreign tax credit”: This occurs when dividends distributed by the Chilean company have as their source income generated by companies domiciled in third countries. If that income was subject to withholding tax or corporate income tax in those third countries, such income will have a credit or “foreign tax credit” against corresponding Chilean taxes, which can be proportionally transferred to the shareholders of the Chilean company.

Taxation on sale or exchange of ADSs outside Chile

Gains obtained by a foreign holder from the sale or exchange of ADSs outside Chile will not be subject to Chilean taxation.

Taxation on sale or exchange of Shares

The Chilean Income Tax Law includes a tax exemption on capital gains arising from the sale of shares of listed companies traded in the stock markets. Although there are certain restrictions, in general terms, the amendment provides that in order to qualify for the capital gain exemption: (i) the shares must be of a publicly held stock corporation with a certain minimum level of trading on a stock exchange; (ii) the sale must be carried out in a Chilean stock exchange, or in a tender offer subject to Chapter XXV of the Chilean Securities Market Law; (iii) the shares which are being sold must have been acquired on a Chilean stock exchange, or in a tender offer subject to Chapter XXV of the Chilean Securities Market Law, or in an initial public offering (due to the creation of a company or to a capital increase), or due to the exchange of convertible bonds; and (iv) the shares must have been acquired after April 19, 2001.

If the shares do not qualify for the above exemption, capital gains on their sale or exchange of shares (as distinguished from sales or exchanges of ADSs representing such shares of common stock) could be subject to two alternative tax regimes: (a) general tax regime, with a 20% Chilean corporate income tax and a 35% Chilean withholding tax, the former being creditable against the latter; or (b) a 20% Chilean corporate income tax as sole tax regime, when all the following circumstances are met: (i) the sale is made between unrelated parties, (ii) the sale of shares is not a recurrent or habitual activity for the seller and (iii) at least one year has elapsed between the acquisition and the sale of the shares.

The date of acquisition of the ADSs is considered to be the date of acquisition of the shares for which the ADSs are exchanged.

Taxation of Rights and ADS Rights

For Chilean tax purposes, the receipt of rights or ADS rights by a foreign holder of shares or ADSs pursuant to a rights offering is a nontaxable event. In addition, there are no Chilean income tax consequences to foreign holders upon the exercise or the lapse of the rights or the ADS rights.

Any gain on the sale, exchange or transfer of the ADS rights by a foreign holder is not subject to taxes in Chile.

Any gain on the sale, exchange or transfer of the rights by a foreign holder is subject to a 35% Chilean withholding tax.

Other Chilean Taxes

There is no gift, inheritance or succession tax applicable to the ownership, transfer or disposition of ADSs by foreign holders, but such taxes will generally apply to the transfer at death or by gift of the shares by a foreign holder. There is no Chilean stamp, issue, registration or similar taxes or duties payable by holders of shares or ADSs.

Material U.S. Income Tax Considerations

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof. These authorities are subject to change, possibly with retroactive effect. This discussion assumes that the depositary’s activities are clearly and appropriately defined so as to ensure that the tax treatment of ADSs will be identical to the tax treatment of the underlying shares.

The following are the material U.S. federal income tax consequences to U.S. Holders (as defined herein) of receiving, owning and disposing of ADS rights, rights, shares or ADSs, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold such securities and is based on the assumption stated above under “Chilean Tax Considerations” that there is no applicable income tax treaty in effect between the United States and Chile. The discussion applies only if the beneficial owner holds shares or ADSs as capital assets for U.S. federal income tax purposes and it does not describe all of the tax consequences that may be relevant in light of the beneficial owner’s particular circumstances. For instance, it does not describe all the tax consequences that may be relevant to:

•	certain financial institutions;

•	insurance companies;

•	dealers and traders in securities who use a mark-to-market method of tax accounting;

•	persons holding shares or ADSs as part of a “straddle”, integrated transaction or similar transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	persons liable for the alternative minimum tax;

•	tax-exempt organizations;

•	persons holding shares or ADSs that own or are deemed to own ten percent or more of our stock; or

•	persons holding shares or ADSs in connection with a trade or business conducted outside of the United States.

If an entity classified as a partnership for U.S. federal income tax purposes holds shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Partnerships holding shares or ADSs and partners in such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of holding and disposing of the shares or ADSs.

You are a “U.S. Holder” for purposes of this discussion if you are a beneficial owner of our shares or ADSs and if you are, for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States; or

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust (i) that validly elects to be treated as a U.S. person for U.S. federal income tax purposes or (ii) if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and (B) one or more U.S. persons have the authority to control all substantial decisions of the trust.

In general, if a beneficial owner owns ADSs, such owner will be treated as the owner of the shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a beneficial owner exchanges ADSs for the underlying shares represented by those ADSs.

The U.S. Treasury has expressed concerns that parties to whom ADSs are released before shares are delivered to the depositary (pre-release) or intermediaries in the chain of ownership between beneficial owners and the issuer of the security underlying the ADSs may be taking actions that are inconsistent with the claiming of foreign tax credits for beneficial owners of depositary shares. Such actions would also be inconsistent with the claiming of the reduced tax rate, described below, applicable to dividends received by certain non-corporate beneficial owners. Accordingly, the analysis of the creditability of Chilean taxes, and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by such parties or intermediaries.

This discussion assumes, and the Company believes, that it is not, and will not become, a passive foreign investment company, as described below.

Beneficial owners should consult their tax advisors with respect to their particular tax consequences of owning or disposing of shares or ADSs, including the applicability and effect of state, local, non-U.S. and other tax laws and the possibility of changes in tax laws.

Taxation of Distributions

Distributions paid on shares or ADSs other than certain pro rata distributions of shares of common stock will be treated as dividends taxable as ordinary income to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported as dividends.

If a beneficial owner is a U.S. Holder, subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid by qualified foreign corporations to the beneficial owner that is not a corporation are taxable at a maximum rate of 20%. A foreign company is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on an established securities market in the United States, such as the New York Stock Exchange where our ADSs are traded. A beneficial owner should consult its tax advisors to determine whether the favorable rate will apply to dividends it receives and whether it is subject to any special rules that limit its ability to be taxed at this favorable rate.

The amount of a dividend will include the net amount withheld by us in respect of Chilean withholding taxes on the distribution. The amount of the dividend will be treated as foreign-source dividend income to a beneficial owner and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code. Dividends will be included in a beneficial owner’s income on the date of its, or in the case of ADSs, the depositary’s, receipt of the dividend. The amount of any dividend paid in Chilean pesos will be a U.S. dollar amount calculated by reference to the exchange rate for converting Chilean pesos into U.S. dollars in effect on the date of such receipt regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a beneficial owner generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. A beneficial owner may have foreign currency gain or loss if the dividend is converted into U.S. dollars on a date after the date of receipt.

Subject to applicable limitations that may vary depending upon a beneficial owner’s circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, the net amount of Chilean withholding tax (after reduction for the credit for Chilean corporate income tax, as discussed above under “—Chilean Tax Considerations—Taxation of Shares and ADSs—Taxation of Cash Dividends and Property Distributions”) withheld from dividends on shares or ADSs will be creditable against a beneficial owner’s U.S. federal income tax liability. The rules governing foreign tax credits are complex and, therefore, a beneficial owner should consult its tax advisor regarding the availability of foreign tax credits in its particular circumstances. Instead of claiming a credit, a beneficial owner may, at its election, deduct such Chilean taxes in computing its taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.

Sale or Other Disposition of Shares or ADSs

If a beneficial owner is a U.S. Holder, for U.S. federal income tax purposes, the gain or loss a beneficial owner realizes on the sale or other disposition of shares or ADSs will be a capital gain or loss, and will be a long-term capital gain or loss if the beneficial holder has held the shares or ADSs for more than one year. The amount of a beneficial owner’s gain or loss will equal the difference between the beneficial owner’s tax basis in the shares or ADSs disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. Such gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. In addition, certain limitations exist on the deductibility of capital losses by both corporate and individual taxpayers.

In certain circumstances, Chilean taxes may be imposed upon the sale of shares. See “—Chilean Tax Considerations—Taxation of Shares and ADSs”. If a Chilean tax is imposed on the sale or disposition of shares, and a beneficial owner that is a U.S. Holder does not receive significant foreign source income from other sources, such beneficial owner may not be able to credit such Chilean tax against its U.S. federal income tax liability.

Passive Foreign Investment Company Rules

We believe that we were not a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for our 2012 taxable year and do not expect to be or become one for our 2013 taxable year or for the foreseeable future. However, because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, and because it is unclear whether certain types of our income constitute passive income for PFIC purposes, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were a PFIC for 2012 or for any prior or future taxable year during which a beneficial owner held shares or ADSs, certain adverse consequences could apply to the beneficial owner, including the imposition of higher amounts of tax than would otherwise apply, and additional filing requirements. A beneficial owner should consult its tax advisors regarding the consequences to it if we were a PFIC, as well as the availability and advisability of making any election that might mitigate the adverse consequences of PFIC status.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless (i) the beneficial owner is an exempt recipient or (ii) in the case of backup withholding, the beneficial owner provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

The amount of any backup withholding from a payment to a beneficial owner will be allowed as a credit against its U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

Medicare Contribution Tax

Legislation enacted in 2010 generally imposes a tax of 3.8% on the “net investment income” of certain individuals, trusts and estates. Among other items, net investment income generally includes gross income from dividends and net gain attributable to the disposition of certain property, like the shares, ADSs, less certain deductions. A beneficial owner should consult its tax advisor regarding the possible application of this legislation in its particular circumstances.

A beneficial owner should consult its tax advisors with respect to the particular consequences to it of receiving, owning or disposing of shares or ADSs.

PLAN OF DISTRIBUTION

We may sell the shares of common stock, including shares represented by ADSs, and rights to subscribe for shares of common stock (including in the form of ADSs), from time to time, and any selling shareholder may sell shares, including shares represented by ADSs, as follows:

•	through agents;

•	to dealers or underwriters for resale;

•	directly to purchasers; or

•	through a combination of any of these methods of sale.

In addition, we may issue the securities as a dividend or distribution or in a subscription rights offering to our existing security holders. In some cases, we or dealers acting for us or on our behalf may also repurchase securities and reoffer them to the public by one or more of the methods described above. This prospectus may be used in connection with any offering of our securities through any of these methods or other methods described in the applicable prospectus supplement.

We and/or any selling shareholder may solicit offers to purchase the securities directly from the public from time to time. We and/or any selling shareholder may also designate agents from time to time to solicit offers to purchase securities from the public on our or their behalf. The prospectus supplement relating to any particular offering of securities will name any agents designated to solicit offers, and will include information about any commissions we and/or any selling shareholder may pay the agents, in that offering. Agents may be deemed to be “underwriters” as that term is defined in the Securities Act.

From time to time, we and/or any selling shareholder may sell securities to one or more dealers as principals. The dealers, who may be deemed to be “underwriters” as that term is defined in the Securities Act, may then resell those securities to the public.

We and/or any selling shareholder may sell securities from time to time to one or more underwriters, who would purchase the securities as principal for resale to the public, either on a firm-commitment or best-efforts basis. If we and/or any selling shareholders sell securities to underwriters, we and/or any selling shareholders will execute an underwriting agreement with them at the time of sale and will name them in the applicable prospectus supplement. In connection with those sales, underwriters may be deemed to have received compensation from us and/or any selling shareholders in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the securities for whom they may act as agents. Underwriters may resell the securities to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from purchasers for whom they may act as agents. The applicable prospectus supplement will include information about any underwriting compensation we and/or any selling shareholder pay to underwriters, and any discounts, concessions or commissions underwriters allow to participating dealers, in connection with an offering of securities.

Underwriters, dealers, agents and other persons may be entitled, under agreements that they may enter into with us and/or any selling shareholder, to indemnification by us and/or any selling shareholder against civil liabilities, including liabilities under the Securities Act.

In connection with an offering, the underwriters, including any affiliate of ours that is acting as an underwriter or prospective underwriter, may engage in transactions that stabilize, maintain or otherwise affect the price of the securities offered. These transactions may include overalloting the offering, creating a syndicate short position, and engaging in stabilizing transactions and purchases to cover positions created by short sales. Overallotment involves sales of the securities in excess of the principal amount or number of the securities to be purchased by the underwriters in the applicable offering, which creates a short position for the underwriters. Short sales involve the sale by the underwriters of a greater number of securities than they are required to purchase in an offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the securities in connection with an offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount it received because the underwriters have repurchased securities sold by or for the account of that underwriter in stabilizing or short-covering transactions.

As a result, the price of the securities may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on an exchange or automated quotation system, if the securities are listed on that exchange or admitted for trading on that automated quotation system, or in the over-the-counter market or otherwise.

The underwriters, dealers and agents, as well as their associates, may be customers of or lenders to, and may engage in transactions with and perform services for, Enersis S.A. and its subsidiaries.

In addition, we expect to offer securities to or through our affiliates, as underwriters, dealers or agents. Our affiliates may also offer the securities in other markets through one or more selling agents, including one another.

If so indicated in the applicable prospectus supplement, we will authorize dealers or other persons acting as our agent to solicit offers by some institutions to purchase securities from us pursuant to contracts providing for payment and delivery on a future date. Institutions with which these contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others.

Unless otherwise indicated in the applicable prospectus supplement or confirmation of sale, the purchase price of the securities will be required to be paid in immediately available funds in New York City.

LEGAL MATTERS

Certain matters of Chilean law, including the validity of the common stock and rights to subscribe for common stock, will be passed upon for us by Carey y Cía. Ltda, Santiago, Chile. Certain matters of New York law will be passed upon for us by Chadbourne & Parke LLP, New York, New York.

EXPERTS

The consolidated financial statements of Enersis included in the 2011 Form 20-F, and the effectiveness of Enersis S.A.’s internal control over financial reporting as of December 31, 2011 have been audited by Ernst & Young Servicios Profesionales de Auditoría y Asesoría Limitada, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference which are based in part on the reports of KPMG Auditores Consultores Ltda., independent registered public accounting firm. The financial statements referred to above are incorporated herein by reference in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

The financial statements of Enersis S.A. and its consolidated subsidiaries (the “Company”) as of December 31, 2010 and for each of the two years then ended and the schedule of condensed unconsolidated financial information as of December 31, 2010 and for each of the two years then ended incorporated by reference in this Registration Statement have been audited by Deloitte Auditores y Consultores Ltda. (“Deloitte”), an independent registered public accounting firm, as stated in their report which is incorporated herein by reference (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the retrospective adjustment for the accounting change related to cash flow presentation from the indirect method to the direct method). The consolidated financial statements of the Company include the financial statements of its consolidated subsidiary, Empresa Nacional de Electricidad S.A. (“Endesa-Chile”). The consolidated financial statements of Endesa-Chile include the financial statements of the following entities, each having been prepared in conformity with its respective local statutory accounting basis: Emgesa S.A. E.S.P. (“Emgesa-Colombia”) (a consolidated subsidiary), and Endesa Brasil S.A. (“Endesa-Brasil”) (a consolidated subsidiary of the Company that is also a 40.45 percent-owned investee of Endesa-Chile accounted for using the equity method). Except for the amounts included in Endesa-Chile’s consolidated financial statements relating to Emgesa-Colombia and Endesa-Brasil, which Deloitte subjected to audit procedures in the context of the financial statements of Enersis taken as a whole, Deloitte did not audit the consolidated financial statements of Endesa-Chile. Endesa-Chile’s consolidated financial statements were audited by KPMG Auditores Consultores Ltda. whose report is incorporated herein by reference. The financial statements of Enersis S.A. and its consolidated subsidiaries as of December 31, 2010 and for each of the two years then ended and the schedule of condensed unconsolidated financial information as of December 31, 2010 and for each of the two years then ended have been so included in reliance upon the respective reports of such firms given upon their authority as experts in accounting and auditing. All of the foregoing firms are independent registered public accounting firms.

The consolidated financial statements of Endesa-Chile and its subsidiaries and the related consolidated financial statement schedule incorporated in this prospectus by reference as of December 31, 2011 and 2010 and for each of the years in the three-year period ended December 31, 2011 (not presented separately) and management’s assessment of the effectiveness of Endesa-Chile’s internal control over financial reporting as of December 31, 2011 have been audited by KPMG Auditores Consultores Ltda. (“KPMG”), an independent registered public accounting firm, as set forth in their reports thereon incorporated in this prospectus by reference from the 2011 Form 20-F. The consolidated financial statements of Endesa-Chile include the financial statements of the following consolidated entities, each having been prepared in conformity with its respective local statutory accounting basis: Emgesa-Colombia (a consolidated subsidiary) and Endesa-Argentina (a consolidated subsidiary), and the associate company Endesa-Brasil (a consolidated subsidiary of Enersis and its subsidiaries that is also a 40.45 percent-owned investee of Endesa-Chile accounted for using the equity method). Except for the amounts in 2011 related to Emgesa-Colombia (audited by Ernst & Young Audit Limitada), Endesa-Argentina (audited by Pistrelli, Henry Martin y Asociados S.R.L., a member firm of Ernst & Young Global) and Endesa-Brasil (audited by Ernst & Young Terco Auditores Independentes S.S.) and 2010 related to Emgesa-Colombia (audited by Ernst & Young Audit Limitada), and Endesa-Brasil (audited by Ernst & Young Terco Auditores Independentes S.S. ) which KPMG subjected to audit procedures in the context of the financial statements of Endesa-Chile taken as a whole, KPMG did not audit the consolidated financial statements of these entities. The report of KPMG has been incorporated in reliance upon their authority as experts in accounting and auditing.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a publicly held stock corporation organized under the laws of Chile. None of our directors or executive officers are residents of the United States and all or a substantial portion of our assets and the assets of these persons are located outside the United States. As a result, except as explained below, it may not be possible for investors to effect service of process within the United States upon such persons, or to enforce against them or us in U.S. courts judgments predicated upon the civil liability provisions of the federal securities laws of the United States or otherwise obtained in U.S. courts.

No treaty exists between the United States and Chile for the reciprocal enforcement of judgments. Chilean courts, however, have enforced final judgments rendered in the United States by virtue of the legal principles of reciprocity and comity, subject to the review in Chile of the United States judgment in order to ascertain whether certain basic principles of due process and public policy have been respected without reviewing the merits of the subject matter of the case. If a United States court grants a final judgment in an action based on the civil liability provisions of the federal securities laws of the United States, enforceability of this judgment in Chile will be subject to the obtaining of the relevant “exequatur” (i.e., recognition and enforcement of the foreign judgment) according to Chilean civil procedure law in force at that time, and consequently, subject to the satisfaction of certain factors. Currently, the most important of these factors are:

•	the existence of reciprocity;

•	the absence of any conflict between the foreign judgment and Chilean laws (excluding for this purpose the laws of civil procedure) and public policies;

•	the absence of a conflicting judgment by a Chilean court relating to the same parties and arising from the same facts and circumstances;

•	the absence of any further means for appeal or review of the judgment in the jurisdiction where judgment was rendered;

•	the Chilean courts’ determination that the United States courts had jurisdiction;

•	that service of process was appropriately served on the defendant and that the defendant was afforded a real opportunity to appear before the court and defend its case; and

•	that enforcement would not violate Chilean public policy.

In general, the enforceability in Chile of final judgments of United States courts does not require retrial in Chile but a review of certain relevant legal considerations (i.e. principles of due process and public policy). However, there is doubt:

•	as to the enforceability in original actions in Chilean courts of liabilities predicated solely on the United States federal securities laws; and

•

as to the enforceability in Chilean courts of judgments of United States courts obtained in actions predicated solely upon the civil liability provisions of the federal securities laws of the United States.

In addition, foreign judgments cannot be enforced in any way against properties located in Chile, which, as a matter of Chilean law, are subject exclusively to Chilean law and to the jurisdiction of Chilean courts.

We have appointed Puglisi & Associates as our authorized agent upon which service of process may be served in any action which may be instituted against us in any United States federal or state court having subject matter jurisdiction in the State of New York, County of New York arising out of or based upon the ADSs or the Deposit Agreement.